2024

 STERIS

Annual Report
Annual Report on Form 10-K

Dear Fellow Shareholders,

Fiscal 2024 turned out to be a strong year for STERIS. For the full year, we exceeded our expectations with 13% total revenue growth from continuing operations and constant currency organic revenue growth from continuing operations of 10%. The last few fiscal years have demonstrated the strength of our diversified businesses. We have had macro challenges impacting our Company, and yet have grown revenue high-single digits or better for the past three fiscal years.

Our largest segment, Healthcare, consistently outperformed in fiscal 2024, ending the year with 13% constant currency organic revenue growth – the third consecutive year of double-digit growth for the segment. The single biggest driver was the work done by our operations teams to reduce lead times and as a result, return backlog to normal levels. I am pleased to report that as of the fourth quarter, our lead times are back to pre-pandemic levels for the first time in two years. Service and consumables each had strong organic revenue growth for the fiscal year, as we continue to benefit from the breadth of our offering and the size and quality of our service teams.

AST grew revenue 3% on a constant currency organic basis for the year, which is unusually low, but ended the fiscal year with improving service revenue growth. In the fourth quarter, service revenue grew 7%, which was a mixture of double-digit revenue growth in the U.S. and low-single-digit revenue growth in EMEA. While it is early days, bioprocessing demand seems to have stabilized, and did not unfavorably impact our performance in the fourth quarter. This is a positive step forward. We do not expect a return to meaningful bioprocessing growth until the second half of fiscal 2025, aligned with the comments from our public company Customers.

Life Sciences ended fiscal 2024 in line with our long-term expectations at 6% constant currency organic revenue growth. In particular, double-digit revenue growth in service for the year is an impressive achievement as we continue to win new contracts and experience improved parts sales. Considering the macro challenges facing the pharmaceutical sector, we are pleased with the segment's results.

From a profit perspective, we are through the majority of the headwinds we faced over the past few years which limited our bottom-line growth. Supply chain costs and availability have stabilized, as has inflation. We saw the benefit of that in fiscal 2024, contributing to 9% growth in adjusted earnings per diluted share from continuing operations of $8.20.

During fiscal 2024, we completed a strategic review of our portfolio and made several key decisions. As a result, we announced the divesture of two businesses during the year, most notably the Dental segment, which closed in the first quarter of fiscal 2025. As a result, the segment is being treated as discontinued operations in our financial statements. In addition, we announced a targeted restructuring plan, which includes restructuring of the Healthcare surgical capital equipment business in Europe, as well as other actions including impairment of an internally developed high-capacity X-ray accelerator, product rationalizations and facility consolidations.

The goal of these announcements is to allow us to improve our focus on our core Customers in Healthcare, Pharma and Medtech as well as areas where we can achieve sustainable and profitable growth. With these changes, we believe we have the right portfolio, sales channels and network of facilities to serve our Customers.

Our plans suggest that fiscal 2025 will be another strong year for STERIS. I am confident in our ability to deliver on our long-term commitments of mid-to-high single-digit revenue growth and double-digit earnings growth over the years to come. We strive to achieve this while generating solid free cash flow, maintaining conservative debt levels and growing our dividend.

In closing, I would like to thank the 18,000 Associates of STERIS for their support of our Customers and their dedication to our mission. I would also like to thank our Board of Directors for their counsel, and of course our shareholders, for your ongoing support.

Until next year,



Dan Carestio
President and Chief Executive Officer
June 12, 2024

Non-GAAP financials have been included in this document. Please refer to the reconciliation of Non-GAAP results to GAAP results contained at the end of this annual report under "Non-GAAP Financial Measures."

United States Securities and Exchange Commission

Washington, D. C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended March 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


Commission file number 001-38848

STERIS plc

(Exact name of registrant as specified in its charter)


Ireland	**98-1455064**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
70 Sir John Rogerson's Quay, Dublin 2, Ireland	**D02 R296**
(Address of principal executive offices)	(Zip code)


353 1 232 2000

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


Title of each class	Trading symbol(s)	Name of Exchange on Which Registered
Ordinary Shares, $0.001 par value	STE	New York Stock Exchange
2.700% Senior Notes due 2031	STE/31	New York Stock Exchange
3.750% Senior Notes due 2051	STE/51	New York Stock Exchange


SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of Ordinary Shares held by non-affiliates of the registrant as of September 30, 2023 was $21,614.0 million.

The number of Ordinary Shares outstanding as of May 24, 2024: 98,900,010


DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2024 Annual Meeting – Part III


Table of Contents

PART I

Throughout this Annual Report, STERIS plc and its subsidiaries together are called "STERIS," "the Company," "we," "us," or "our," unless otherwise noted. References in this Annual Report to a particular "year," "fiscal," "fiscal year," or "year-end" mean our fiscal year, which ends on March 31. For example, fiscal year 2024 ended on March 31, 2024.

ITEM 1.   BUSINESS

INTRODUCTION

STERIS is a leading global provider of products and services that support patient care with an emphasis on infection prevention. WE HELP OUR CUSTOMERS CREATE A HEALTHIER AND SAFER WORLD by providing innovative healthcare and life science products and services around the globe. We offer our Customers a unique mix of innovative products and services. These include: consumable products, such as detergents, endoscopy accessories, barrier products, instruments and tools; and services, including equipment installation and maintenance, microbial reduction of medical devices, instrument and scope repair, laboratory testing, outsourced reprocessing; and capital equipment, such as sterilizers, surgical tables, and automated endoscope reprocessors, and connectivity solutions such as operating room ("OR") integration.

We operate and report our financial information in three reportable business segments: Healthcare, Applied Sterilization Technologies ("AST"), and Life Sciences. Previously, we had four reportable business segments; however, as a result of the agreement to divest our Dental segment, Dental is presented as discontinued operations. Historical information has been retrospectively adjusted to reflect these changes for comparability, as required. For more information, refer to Note 4 to our consolidated financial statements titled, "Discontinued Operations." Non-allocated operating costs that support the entire Company and items not indicative of operating trends are excluded from segment operating income. We describe our business segments in the section that follows, titled "Information Related to Business Segments" and Note 13 to our consolidated financial statements titled, "Business Segment Information."

The bulk of our revenues are derived from healthcare, medical device and pharmaceutical Customers. Much of the growth in these industries is driven by the aging of the population throughout the world, as an increasing number of individuals are entering their prime healthcare consumption years, and is dependent upon advancement in healthcare delivery, acceptance of new technologies, government policies, and general economic conditions.

In addition, there is increased demand for medical procedures, including preventive screenings such as endoscopies and colonoscopies; and a desire by our Customers to operate more efficiently, all which are driving increased demand for many of our products and services.

INFORMATION RELATED TO BUSINESS SEGMENTS

Our chief operating decision maker is our President and Chief Executive Officer ("CEO"). The CEO is responsible for performance assessment and resource allocation. The CEO regularly receives discrete financial information about each reportable segment and uses this information to assess performance and allocate resources. The accounting policies of the reportable segments are the same as those described in Note 1 to our consolidated financial statements titled, "Nature of Operations and Summary of Significant Accounting Policies," of this Annual Report.

HEALTHCARE SEGMENT

Description of Business. Our Healthcare segment provides a comprehensive offering for healthcare providers worldwide, focused on sterile processing departments and procedural centers, such as operating rooms and endoscopy suites. Our products and services range from infection prevention consumables and capital equipment, as well as services to maintain that equipment; to the repair of re-usable procedural instruments; to outsourced instrument reprocessing services. In addition, our procedural solutions also include endoscopy accessories, instruments, and capital equipment infrastructure used primarily in operating rooms, ambulatory surgery centers, endoscopy suites, and other procedural areas.

Products Offered. Our products include cleaning chemistries and sterility assurance products, automated endoscope reprocessing systems and tracking products, endoscopy accessories, instruments, washers, sterilizers and other pieces of capital equipment essential to the operations of a sterile processing department and equipment used directly in the procedure rooms, including surgical tables, lights, equipment management services, and connectivity solutions.

Services Offered. Our Healthcare segment service employees install, maintain, upgrade, repair, and troubleshoot capital equipment throughout the world. We offer various preventive maintenance programs and repair services to support the effective operation of capital equipment over its lifetime. Our Healthcare segment also provides comprehensive instrument, devices, and endoscope repair and maintenance services (on-site or at one of our dedicated facilities), custom process improvement consulting and outsourced instrument sterile processing (on-site at the hospital and in off-site reprocessing centers).

Customer Concentration. Our Healthcare segment sells consumables, services and capital equipment, to Customers in many countries throughout the world. For the year ended March 31, 2024, no Customer represented more than 10% of the Healthcare segment's total revenues.

Competition. We compete with a number of large companies that have significant product portfolios and global reach, as well as a number of small companies with very limited product offerings and operations in one or a limited number of countries. On a product basis, competitors include 3M, Baxter, Boston Scientific, Belimed, Fortive, Getinge, Karl Storz, Olympus, Ruhof, SteelCo, Stryker, Skytron and Wassenburg. On a service line basis, competitors include Agiliti, BBraun, Crothall, Olympus and Pentax.

AST SEGMENT

Description of Business. Our AST segment supports medical device and pharmaceutical manufacturers through a global network of contract sterilization and laboratory testing facilities, and integrated sterilization equipment and control systems. Our technology-neutral offering supports Customers every step of the way, from testing through sterilization.

Services Offered. We offer a wide range of sterilization modalities and an array of testing services that complement the manufacturing of single use, sterile products. Our facilities are located in regions with a concentration of medical device manufacturing throughout the Americas, Europe, and Asia. Our technical professionals support Customers in all phases of product development, materials testing, and process validation. In addition, we manufacture and supply integrated sterilization equipment and control systems to medical device manufacturers and research institutions.

Products Offered. We support Customers with process controls and monitoring systems, and integrated sterilization equipment, including accelerators, product handling, and automation.

Customer Concentration. Our AST segment's services are offered to Customers throughout the world. For the year ended March 31, 2024, no Customer represented more than 10% of the segment's revenues.

Competition. AST operates in a highly regulated industry and competes with Sterigenics International, Inc., other smaller contract sterilization companies, other manufacturers of sterilization equipment and control systems, and manufacturers that sterilize products in-house.

LIFE SCIENCES SEGMENT

Description of Business. Our Life Sciences segment provides a comprehensive offering of products and services designed to support biopharmaceutical and medical device research and manufacturing facilities, in particular those focused on aseptic manufacturing. Our portfolio includes a full suite of consumable products, equipment maintenance, specialty services, and capital equipment.

Products Offered. These products include pharmaceutical detergents, cleanroom disinfectants and sterilants, pharmaceutical grade and research sterilizers and washers, sterility assurance and maintenance products, vaporized hydrogen peroxide room decontamination systems and sterilizers, and high purity water and pure steam generators.

Services Offered. Our Life Sciences segment service employees install, maintain, upgrade, repair, and troubleshoot equipment throughout the world. We offer various preventive maintenance programs and repair services to support the effective operation of capital equipment over its lifetime.

Customer Concentration. Our Life Sciences segment sells consumables, services and capital equipment to Customers globally. For the year ended March 31, 2024, no Customer represented more than 10% of the Life Sciences segment's total revenues.

Competition. Our Life Sciences segment operates in highly regulated environments where the most intense competition results from technological innovations, product performance, convenience and ease of use, and overall cost-effectiveness. We compete for pharmaceutical Customers with a number of large companies that have significant product portfolios and global reach, as well as a number of small companies with very limited product offerings and operations in one or a limited number of countries. Competitors include Belimed, Contec, Ecolab, Fedegari, Getinge, and Stilmas.

INFORMATION WITH RESPECT TO OUR BUSINESS IN GENERAL

Sources and Availability of Raw Materials. We purchase raw materials, sub-assemblies, components, and other supplies needed in our operations from numerous suppliers in the United States and internationally. The principal raw materials and supplies used in our operations include stainless and carbon steel, organic and inorganic chemicals, fuel, and plastic components. These raw materials and supplies are generally available from several suppliers and in sufficient quantities. However, in fiscal 2023 and 2024 we experienced delays in receiving materials and significant cost increases. Our supply chain challenges eased during the second half of fiscal 2024 and we do not currently expect significant disruption to our operations due to sourcing delays in fiscal 2025. We anticipate continued inflation pressures in fiscal 2025 but not at the significant level experienced in fiscal 2024 and 2023.We have long-term supply contracts for certain materials for which there are few suppliers, or those that are single-sourced in certain regions of the world, such as ethylene oxide ("EO") and cobalt-60, which are necessary to our AST operations. In addition, we continue to expand our irradiation processing capacity with accelerator-based technologies, in order to help mitigate the potential cobalt-60 supply risk.

In response to the active conflict between Russian and Ukraine, we stopped purchasing cobalt-60 from our Russian supplier in fiscal 2023. A long-term disruption in cobalt-60 sourced from Russia may negatively impact gamma processing capacity or increase costs in certain portions of our AST operations but these impacts are not expected to be material to our AST segment and its results of operations. For additional information about the risks we face concerning the conflict between Russia and Ukraine, see Part I, Item 1A of this Annual Report titled, "Risk Factors."

Inflation. Historically, our business has not been significantly impacted by the overall effects of inflation. However, during fiscal 2023 and 2024, we experienced a rise in supply chain and labor costs and anticipate continued inflationary pressure in fiscal 2025 but not at the significant level experienced in fiscal 2024 and 2023. We monitor the prices we charge for our products and services on an ongoing basis and plan to adjust those prices to take into account future changes in the rate of inflation.

Intellectual Property. We protect our technology and products by, among other means, obtaining United States and foreign patents. There can be no assurance, however, that any patent will provide adequate protection for the technology, system, product, service, or process it covers. In addition, the process of obtaining and protecting patents can be long and expensive. We also rely upon trade secrets, technical know-how, and continuing technological innovation to develop and maintain our competitive position.

As of March 31, 2024, we held 630 United States patents and 2,531 patents in other jurisdictions and had 147 United States patent applications and 334 patent applications pending in other jurisdictions. Patents for individual products extend for varying periods according to the date of filing or grant and legal term of patents in various countries where a patent is obtained. The actual protection a patent provides varies from country to country and depends in part upon the type of patent, the scope of its coverage, and the availability of legal remedies in each country.

Our products are sold around the world under various brand names and trademarks. We consider our brand names and trademarks to be valuable in the marketing of our products. As of March 31, 2024, we had a total of approximately 2,550 trademark registrations worldwide.

Quality Assurance. We manufacture, assemble, and package products in several countries. Each of our production facilities are dedicated to particular processes and products. Our success depends upon Customer confidence in the quality of our production process and the integrity of the data that supports our product safety and effectiveness. We have implemented quality assurance procedures to support the quality and integrity of scientific information and production processes.

Government Regulation. Our business is subject to various degrees of governmental regulation in the countries in which we operate. In the United States, the Food and Drug Administration ("FDA"), the Environmental Protection Agency ("EPA"), the Occupational Safety and Health Administration ("OSHA"), the Nuclear Regulatory Commission, and other governmental authorities regulate the development, manufacture, sale, and distribution of our products and services. Our international operations also are subject to a significant amount of government regulation, including country-specific rules and regulations and U.S. regulations applicable to our international operations. Government regulations require detailed inspection of, and controls over, research and development, clinical investigations, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage, and disposal practices.

Compliance with applicable regulations is a significant expense for us. Past, current or future regulations, their interpretation, or their application could have a material adverse impact on our operations. Also, additional governmental regulation may be passed that could prevent, delay, revoke, or result in the rejection of regulatory clearance of our products. We cannot predict the effect on our operations resulting from current or future governmental regulation or the interpretation or application of these regulations.

If we fail to comply with any applicable regulatory requirements, penalties could be imposed on us. For more information about the risks we face regarding regulatory requirements, see Part I, Item 1A of this Annual Report titled, "Risk Factors." We are subject to extensive regulatory requirements and must receive and maintain regulatory clearance or approval for many products and operations. Failure to receive or maintain, or delays in receiving, clearance or approvals may hurt our revenues, profitability, financial condition, or value.

In the past, we have received warning letters, paid civil penalties, conducted product recalls and field corrections, and been subject to other regulatory penalties. We believe that we are currently compliant in all material respects with applicable regulatory requirements. However, there can be no assurance that future or current regulatory, governmental, or private action will not have a material adverse effect on us or on our performance, results, or financial condition.

Environmental Matters. We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in Ireland, the United States and other countries. We have made, and continue to make, significant investments to comply with these laws and regulations. We cannot predict the future capital expenditures or operating costs required to comply with environmental laws and regulations. We believe that we are currently compliant with applicable environmental, health, and safety requirements in all material respects. However, there can be no assurance that future or current regulatory, governmental, or private action will not have a material adverse effect on our performance, results, or financial condition. Please refer to Note 12 to our consolidated financial statements titled, "Commitments and Contingencies" for further information.

In the future, if a loss contingency related to environmental matters, employee safety, health or conditional asset retirement obligations which is estimable and probable is significantly greater than the current recorded amount, we would record an additional liability for the obligation and it may result in a material impact on net income for the annual or interim period during which the liability is recorded. The investigation and remediation of environmental obligations generally occur over an extended period of time, and therefore we do not know if these events would have a material adverse effect on our financial condition, liquidity, or cash flow, nor can there be any assurance that such liabilities would not have a material adverse effect on our performance, results, or financial condition.

Competition. The markets in which we operate are highly competitive and generally highly regulated. Competition is intense in all of our business segments and includes many large and small competitors. Brand, design, quality, safety, ease of use, serviceability, price, product features, warranty, delivery, service, and technical support are important competitive factors to us. We expect to face continued competition in the future as new infection prevention, sterile processing, contamination control, gastrointestinal and surgical support products and services enter the market. We believe many organizations are working with a variety of technologies and sterilizing agents.

We believe that our long-term competitive position depends on our success in discovering, developing, and marketing innovative, cost-effective products and services. We devote significant resources to research and development efforts, and we believe STERIS is positioned as a global competitor in the search for technological innovations. In addition to research and development, we invest in quality control, Customer training programs, distribution systems, technical services, and other information services.

There can be no assurance that we will develop significant new products or services, or that the new products or services we provide or develop in the future will be more commercially successful than those provided or developed by our competitors. In addition, some of our existing or potential competitors may have greater resources than us. Therefore, a competitor may succeed in developing and commercializing products more rapidly than we do. Competition, as it relates to our business segments and product categories, is discussed in more detail in the section above titled, "Information Related to Business Segments."

Methods of Distribution. Sales and service activities are supported by a staff of regionally based clinical specialists, system planners, corporate account managers, and in-house Customer service and field support departments. We also contract with distributors and dealers.

Customer training is important to our business. We provide a variety of courses at Customer locations, at our training and education centers, and over the internet. Our training programs help Customers understand the science, technology, and operation of our products and services. Many of our operator training programs are approved by professional certifying organizations and offer continuing education credits to eligible course participants.

Seasonality. Our financial results have been, from time to time, subject to seasonal patterns. We cannot assure you that these patterns will not continue.

Backlog. We define backlog as the amount of unfilled capital equipment purchase orders at a point in time. At March 31, 2024, we had a backlog of $425.2 million. Of this amount, $353.8 million and $71.4 million related to our Healthcare and Life Sciences segments, respectively. At March 31, 2023, we had backlog orders of $599.6 million. Of this amount, $494.7 million and $104.9 million related to our Healthcare and Life Sciences segments, respectively. Backlog declined in fiscal 2024 as supply chain delays eased allowing us to reduce lead times and backlog.

Availability of Securities and Exchange Commission Filings. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC"). You may access these documents, as well as other SEC filings related to the Company, on the Investor Relations page of our website at http://www.steris-ir.com. You may also obtain copies of these documents by accessing the SEC's website at http://www.sec.gov. The content on or accessible through any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Form 10-K unless expressly noted.

We also make available free of charge on our website our Corporate Governance Guidelines, our Director Code of Ethics, and our Code of Business Conduct, as well as the Charters of the Audit Committee, the Compensation and Organization Development Committee, the Nominating and Governance Committee, and the Compliance and Technology Committee of the Company's Board of Directors.

CORPORATE RESPONSIBILITY

Introduction

WE HELP OUR CUSTOMERS CREATE A HEALTHIER AND SAFER WORLD by providing innovative healthcare and life sciences products and services around the globe. Inspired by our Customers' efforts to create a healthier and safer world, and guided by our legacy of leadership and innovation, we strive to be a Great Company. To STERIS, this means we will make a difference by providing world-class products and services for our Customers, safe and rewarding work for our People, and superior returns for our Shareholders.

We have an Enterprise Risk Management process ("ERM") to manage risk, which is led by our Chief Compliance Officer. Identifying and managing key risks to our business operations are essential to our future growth, profitability, and successful execution of strategic plans. We are committed to understanding and managing these risks through a consistent approach to risk assessment, monitoring, reporting, and mitigation. Key management sponsors are responsible for participating in the risk assessment process, including a periodic review with the Board of Directors. The objective of ERM is to identify key risks, the potential impacts of compliance failure, identify key mitigating activities, develop potential improvements for managing the risks, and to ensure execution of oversight activities on a monthly, annual or as needed basis.

Our Corporate Responsibility function is led by the Vice President of ESG. The Corporate Responsibility function, with support from our CEO, General Counsel and other senior executives, works to actively develop and refine our Environmental, Social, and Governance ("ESG") strategies, programs, and policies. The Corporate Responsibility function works closely with our Global Sustainability Steering Committee to build ESG values and implement strategies, programs, and policies across the Company. The Global Sustainability Steering Committee is a cross-functional team of senior leadership, subcommittee chairs, and subject matter experts spanning our businesses and Legal, Investor Relations, Human Resources, Continuous Improvement, Compliance, Facilities, and Health, Safety and Environment functions. The Corporate Responsibility team regularly updates the Nominating and Governance Committee of our Board of Directors regarding its activities, including evaluating carbon emissions, preparing for regulatory requirements, reporting ESG metrics, and reviewing ESG ratings.

Key performance indicators and metrics have been established for those areas we believe to be relevant and potentially significant to our business. Certain of these disclosures relate to Sustainability Accounting Standards Board ("SASB") Standards for Medical Equipment & Supplies that we have identified to be closely aligned with our business. Our reporting against the SASB Standards is a voluntary disclosure aligned with our focus on financial materiality. We seek to provide investors with useful, relevant and meaningful sustainability information and have selected metrics under the SASB Standards. We describe below how we continuously monitor and track our policies and activities in the areas of ethical business practices, energy and environmental conservation, employees and human capital management, and quality.

ETHICAL BUSINESS PRACTICES

Code of Business Conduct. Our Code of Business Conduct sets the standard for legal and ethical behavior, addressing topics such as bribery and corruption, supply chain transparency, proper behavior in the workplace, and avoiding conflicts of interest.

Anti-Bribery and Anti-Corruption. We are committed to conducting our business fairly, honorably, with integrity and in compliance with the law in all jurisdictions where we operate. Our policy prohibits bribery and corruption in any form, and we explain our commitment in our Statement on Anti-Corruption Policies and Procedures. As an ongoing due diligence measure, we have established a program to recognize those sales and marketing intermediaries who demonstrate an elevated commitment to compliance. Through this Commercial Compliance Program, we formally recognize organizations that have not only met STERIS's standard ethical requirements for inclusion in our network but have also taken additional steps, such as adopting their own code of conduct and training their employees on their own firm's ethical values, to ensure compliant behavior. In 2024, STERIS incurred no monetary losses as a result of legal proceedings associated with bribery or corruption.

Supplier Code of Conduct. Our expectations for ethical behavior extend beyond STERIS to our Suppliers as well. Our Supplier Code of Conduct defines the minimum requirements and expectations for all Suppliers and their subcontractors. We have mechanisms in place to identify when suppliers do not meet our Supplier Code of Conduct requirements. Suspicions of supplier non-compliance are promptly investigated and addressed. We believe in conducting business with integrity and honesty and in accordance with all applicable laws and regulations of the countries in which we operate. We expect our suppliers to comply with the laws of the countries in which they operate, including but not limited to the European Union Customs Code, the EU Restriction of Hazardous Substances Directive, the UK Modern Slavery Act, the US Foreign Corrupt Practices Act, the UK Bribery Act, the US Dodd-Frank Conflict Minerals Rules, applicable data privacy laws, and all applicable local labor and employment laws.

Conflict Minerals Sourcing Policy. We file reports with the SEC disclosing our use of tin, tantalum, tungsten, and gold ("conflict minerals" or "3TG") in products sold anywhere in the world. In accordance with these legal requirements and as a part of the overall commitment to responsible sourcing, we are working with our suppliers to ensure transparency to the smelter/refining source for 3TG materials used in our products. Furthermore, we seek to identify the countries of origin of the 3TG in our products and the smelter/refiners that process the 3TG in our products. We undertake this effort to promote responsible sourcing. Because of our general downstream position in the supply chain, we rely on our suppliers for information. We expect suppliers to respond to our requests for complete transparency about the sources whose 3TG materials are used in our products and to conduct due diligence measures to ensure the information provided is accurate, up-to-date and complete. This Policy applies to all suppliers of products and materials to the Company and to all our affiliates. We will consider taking various progressive actions with respect to suppliers who do not make reasonable efforts to cooperate with our requests for information or requests to take corrective actions to enable us to identify smelters and refiners in our supply chains.

Risks and Prevention. We regularly assess the risks associated with our business, including the risk of potential corruption or bribery in the environments where we do business, and we have designed our management systems to respond accordingly. As part of our anti-corruption program, our employees and third-party intermediaries are subject to mandatory comprehensive anti-bribery and anti-corruption training online and in-person. The training covers the various forms that corruption can take, red flags, and individuals' roles in our anti-bribery and anti-corruption efforts.

In accordance with our policy, we engage a third-party due diligence firm to perform background checks, including bribery and corruption, before entering into commercial relationships with sales and marketing intermediaries, and other service providers.

We communicate our bribery and corruption policies and expectations to our officers, Directors, employees, dealers, distributors and agents. It is the expectation of the Company that all of the aforementioned individuals comply with the requirements set forth in our policy and relevant rules and regulations.

Managing Compliance and Ethics. We require all employees to be lawful and ethically responsible in all business practices. We expect all employees to comply with all Company policies, applicable laws, and the principles outlined in our Code of Business Conduct.

Senior members of STERIS's leadership team are involved in numerous industry associations that focus on setting the standards and driving change. We hold seats and actively participate on the boards of AdvaMed and the Medical Device Manufacturers Association ("MDMA"). We are also an active member of the Association for the Advancement of Medical Instrumentation ("AAMI") and MedTech Europe. AdvaMed has roughly 400 member companies and promotes policies that foster the highest ethical standards, timely patient access to safe and effective products, and economic policies that reward value creation. The AdvaMed Code of Ethics on Interactions with Health Care Professionals ("AdvaMed Code") facilitates ethical interactions between MedTech companies and health care professionals to ensure that medical decisions are based on the best interests of the patient. STERIS has adopted and requires compliance with the AdvaMed Code.

MDMA is the leading voice representing the interests of innovative and entrepreneurial medical technology companies. MDMA's goal is to provide patients and clinicians with timely access to safe and effective medical technologies that improve the quality of life. AAMI is a nonprofit organization founded in 1967. It is a diverse community of more than 10,000 healthcare technology professionals united by one important mission-supporting the healthcare community in the development, management, and use of safe and effective healthcare technology. MedTech Europe is the European trade association for the medical technology industry including diagnostics, medical devices and digital health. MedTech Europe's purpose is to make innovative medical technology available to more people, while helping healthcare systems move towards a more sustainable path. The MedTech Europe Code of Ethical Business Practice regulates all aspects of the industry's relationship with Healthcare Professionals and Healthcare Organizations, to ensure that all interactions are ethical and professional at all times and to maintain the trust of regulators, and patients. STERIS has adopted and requires compliance with the MedTech Europe Code of Ethical Business Practice.

Using the STERIS Integrity Helpline or Webline, employees can anonymously report potential Code of Conduct concerns. A management Ethics Committee meets monthly to monitor and investigate reports of Code of Business Conduct violations and provides quarterly reporting to the Board of Directors' Compliance and Technology Committee. With respect to financial matters, reports are provided to the Board of Directors' Audit Committee. With respect to human resources related matters, reports are provided to the Board of Directors' Compensation and Organization Development Committee.

The STERIS Code of Business Conduct covers ethical marketing and off-label promotion. In fiscal 2024, STERIS incurred no monetary losses as a result of legal proceedings associated with false marketing claims.

ENERGY, GHG EMISSIONS AND ENVIRONMENTAL CONSERVATION

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in Ireland, the United States and other countries. We have made, and continue to make, significant investments to comply with these laws and regulations. Our Continuous Improvement objectives include efforts to improve energy and water efficiency and reduce or eliminate certain chemicals used in, and wastes generated from, our operations thereby reducing the impact of our operations on the environment.

STERIS tracks greenhouse gas ("GHG") emissions, and we complete the annual Carbon Disclosure Project ("CDP") questionnaire. CDP is an internationally recognized nonprofit organization that collects and reports environmental metrics. Currently, we report our direct (Scope 1) and indirect (Scope 2) energy use and emissions. We recognize that a significant portion of our carbon impact is as a result of our value chain, outside of electricity and energy consumption at our global sites. In fiscal 2024, we completed a comprehensive review to establish the baseline for our upstream and downstream emissions (Scope 3) and reported aggregate Scope 3 emissions in our most recent CDP response and on our website.

We have a broad and comprehensive portfolio of sterilization and disinfection products that support the procedural spaces within hospitals, endoscopy and surgery centers as well as pharmaceutical and medical device Customers. When we think about new products or next generation products, part of our effort is to reduce the environmental impact of what we do. That can include anything from reformulating chemistries to eliminating metals-based ingredients or reducing the effluence produced as a result of the use of our products, to creating ultra-concentrate chemistries such as Prolystica® Ultra Concentrate Cleaning Chemistries, which offer 10 times the uses per container. That means 5 and 10-liter containers of concentrate replace 114-liter drums, creating benefits from safer lifting, elimination of packaging waste, and less frequent deliveries with smaller trucks. We also work to utilize containers that can be recycled and build products with materials that can be recycled at the end of their life.

In Fiscal 2023, the European Commission's Corporate Sustainability Reporting Directive ("CSRD") became effective. The CSRD expands the number of companies required to publicly report ESG-related information and defines the ESG-related information that companies are required to report in accordance with European Sustainability Reporting Standards ("ESRS"). As STERIS prepares for upcoming CSRD disclosures, we continue to make significant efforts in gathering baseline information, strengthening our internal controls, and evaluating our current ESG data. As part of this project, we continue to evaluate our ability to report in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") framework and in light of evolving regulatory disclosure requirements. In fiscal 2024, we initiated a TCFD aligned climate scenario analysis.

Risks and Prevention. We actively monitor and take steps to manage the risks associated with environmental matters, none of which we consider material at this time.

EMPLOYEES AND HUMAN CAPITAL MANAGEMENT

Strategy and Overview. People are the key to our success, which is reflected in our two core values of people and teamwork. We are committed to the safety and success of our people. We expect the performance of every person to continually improve with personal initiative and proper support. We expect our people to treat each other with mutual respect. Our ideal business team is engaged, diverse, inclusive and talented, and we create programs and policies in support of these goals.

We believe unity of purpose and teamwork enables us to do far more than we could individually. We draw strength from each other and encourage communication with fairness, candor, respect and courage. Our collaboration turns interesting ideas into great products and services for our Customers.

Our senior management team and Board receive regular updates on our people, including data and metrics on retention, engagement and safety which are used to determine our human resources priorities, programs and training.

We are committed to upholding human rights in all our operations globally and respect human rights as recognized by the principles of the United Nations Global Compact. We strongly oppose all forms of slavery, servitude, forced labor, child labor and human trafficking.

Employees by Segment. During the course of fiscal 2024, we averaged just over 18,000 employees throughout the world including approximately 1,400 employees within the Dental segment, which is currently held for sale. Less than 12% of our employees are represented by work councils or labor unions. We believe we generally have good relations with our employees.

The average number of persons employed by STERIS plc and its subsidiaries during each of the following fiscal years was as follows:

	Fiscal 2024	Fiscal 2023
Healthcare	11,419	10,629
AST	3,340	3,163
Life Sciences	999	965
Dental	1,411	1,451
Corporate	1,010	892
Total employees	18,179	17,100

Diversity, Equity & Inclusion. We are dedicated to creating and sustaining a diverse, equitable and inclusive work environment. We believe that the different ideas, experiences, perspectives and backgrounds of our global employees create a stronger organization that allows us to fulfill our ultimate goal of serving our Customers. To put it simply, we believe a diverse and inclusive workforce is essential to a thriving organization.

We strive to recruit the best available people who are aligned with and embody our core values. We are committed to equality and assessing candidates based on qualifications. We believe that our success is dependent on attracting and retaining people from a cross-section of our communities who understand their markets, and in doing so we continue to create a competitive advantage for STERIS.

Our success depends on our ability to attract and retain talented employees, and we do so without regard to race, color, social or economic status, religion, national origin, marital status, age, veteran status, sexual orientation, gender identity, or any protected status. It is the policy of the Company to make all decisions regarding employment, including hiring, compensation, training, promotions, transfers, or lay-offs, based on the job requirements and skills of the individuals and utilizing the principle of equal employment opportunity without discrimination. We have biennial training on anti-harassment, except where required annually.

Total directors and employees distribution by gender is shown in the table below:

	March 31, 2024		March 31, 2023	
	Male	Female	Male	Female
Non-Executive Directors	6	3	6	2
Senior Managers	801	321	739	297
Other employees of the Company	11,591	6,327	10,774	5,846

Directors and United States employees by race is shown in the table below:

	March 31, 2024		March 31, 2023	
	White	Minority [1]	White	Minority [1]
Non-Executive Directors	67%	33%	75%	25%
Senior Managers	86%	14%	86%	14%
Other employees of the Company	60%	40%	61%	39%

(1) A minority person is defined as a person who identifies as American Indian/Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Island, or two or more races.

Health, Safety & Environment. We realize the importance of Health, Safety & Environment ("HSE") to the well-being of our Customers, employees, community, the environment, and ultimately our shareholders. To that end, our HSE teams and management are committed to supporting HSE programs with ongoing involvement through our continuous improvement process. Our ultimate goal is to be an incident-free company. The cornerstone of this initiative is the belief that incidents result from unsafe acts or conditions, both of which are preventable. We apply OSHA recordkeeping practices worldwide. Key metrics for purposes of benchmarking performance include Total Recordable Incident Rate ("TRIR") and Lost-time Incident Rate ("LTIR") injury and illness incident rates, both of which are presented in the table below:

	STERIS		Industry Benchmarks [2]	
	Fiscal 2024	Fiscal 2023	Average	Best in Class
Total Recordable Incident Rate [1]	1.17	1.05	2.50	1.43
Lost-time Incident Rate [1]	0.43	0.36	1.25	0.42

(1) We apply OSHA recordkeeping practices worldwide. All rates are based on 100 full-time employees ("FTE") working one year. 100 FTEs equals 200,000 work hours. TRIR includes work-related injuries or illnesses requiring medical attention beyond first-aid. LTIR includes work-related injuries or illnesses that cause an employee to be away from work at least one full day after the date of the incident.

(2) Our external benchmarks include the OSHA average and 1st Quartile injury/illness rates which are derived from the Bureau of Labor Statistics.

Our annual workplace injury prevention results are within the manufacturing sector's best-in-class performance as defined by the Bureau of Labor Statistics.

We have chosen to align our environmental management system with the ISO 14001 standard, which sets out the criteria that a company or organization can follow to establish an effective environmental management system. Designed for any type of organization, regardless of its activity or sector, it can provide assurance that environmental impact is being measured, controlled and improved in a holistic manner. We currently have three facilities and 14 reprocessing locations that are 14001 accredited locations. Our HSE teams and management are committed to supporting HSE programs with ongoing involvement in aligning HSE management systems to ISO 14001 and ISO 45001 standards, internal compliance reviews, and developing HSE training content and platforms.

The OSHA Voluntary Protection Program ("VPP") Star Award recognizes employers who have implemented effective safety and health management systems and maintain injury and illness rates below national Bureau of Labor Statistics averages for their industry. We currently have 13 locations that hold the OSHA VPP Star Award.

We utilize internal HSE management systems and compliance audits designed to identify percent compliance of our global operations against our standards.

Employee Engagement and Development. We believe that engaged employees are more productive, innovative, and satisfied in their work. Examples of how we engage our employees include quarterly video updates, a robust intranet for communication with our global teams and various communications efforts within each department. In addition, our global human resources team has programs focused on career development and training for employees at all levels.

Our employee turnover rate was 15% for both fiscal 2024 and 2023, and we are continuously working towards a goal of achieving a rate of 10% or less, excluding retirements and reductions in force. Although reductions in force are sometimes necessary, we work to avoid them, and they must always be approved by executive management. We encourage all employees to participate in our employee engagement survey which is regularly administered by a third party on a confidential basis. This process has been valuable in helping us recognize what we do well and foster an open conversation about how we can make STERIS an even better place to work. We have pushed our fiscal 2024 survey to the fall of fiscal 2025 as we are currently redesigning the survey for more frequent distribution. During fiscal 2023, we reported that 85% of our employees completed our survey. In our fiscal 2023 survey, we measured fifteen principal factors and overall employee engagement was 74%, in-line with our results for the past five years. The results indicate that the substantial majority of our people are committed to serving our Customers, are proud to work for STERIS, and have confidence in the stability of our business.

We are committed to supporting the development of our people. Employees benefit from hands-on continuous improvement ("Lean") training, a web-based learning management system and STERIS University. In addition, we provide biennial Code of Conduct training and other key required training at all levels of the Company. In our manufacturing and service organizations, we provide training for employees who do not have the necessary experience or background. This training is conducted through a combination of hands-on and module-based training. Our focus is on safety, quality and consistency in approach and outcome. As a Lean focused organization, we have created standard work instructions for many processes, and refresher courses are offered regularly for existing employees. Where possible, we look to provide cross-training for employees looking to expand their knowledge or grow into new roles. We encourage all employees to create individual development plans and provide the support to assist in that effort.

Compensation and Benefits. Our total rewards offerings include an array of programs to support our employees' financial, physical, and mental well-being, including providing competitive salaries, variable performance pay, healthcare benefits, tuition assistance, paid time off, annual merit increases, and incentive plans based on the national norms of employees' location of employment. Total employee compensation is presented in the table below, including costs associated with employees in the Dental segment, which is currently held for sale:

(in thousands)	Fiscal 2024	Fiscal 2023
Wages and salaries	$ 1,274,522	$ 1,172,234
Commission and incentive plans	211,342	154,840
Social security costs	106,585	91,653
Share-based compensation expense	56,535	38,951
Pension and post-retirement benefits expense	41,088	37,936
Other, primarily employee benefits	152,724	139,133
Total employee costs	$ 1,842,796	$ 1,634,747

QUALITY

We are subject to strict regulatory compliance and quality standards to ensure the safety and supply of our products and services. The quality and regulatory systems are broad in scope and designed to achieve quality from incoming materials through the design, development, manufacture, storage, handling and distribution of our products and delivery of services. To monitor compliance with these standards, internal and third-party assessments of our quality and regulatory systems are conducted. FDA conducts inspections of our manufacturing and contract sterilization facilities on a periodic basis to confirm compliance. In connection with an inspection, the FDA may initiate warning letters and/or consent decrees, which list conditions or practices that may indicate a violation of the FDA's requirements. In fiscal 2024, STERIS did not receive any warning letters, seizures, or consent decrees. Additionally, STERIS had zero products listed in the FDA's MedWatch Safety Alerts for Human Medical Products database.

We have in place processes to monitor and support compliance with product and service regulations worldwide, including design controls, product changes, labeling and advertising, marketing materials, good manufacturing practices, and adverse event reporting requirements. We take prompt action whenever we are alerted to regulatory or field-safety issues with a STERIS product. Following immediate assessment, we take corrective action, including voluntary product recalls, when needed. We examine underlying issues and root cause and work to resolve these to avoid recurrence. STERIS had no Class I recalls in fiscal 2024, 2023 or 2022.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table presents certain information regarding our executive officers at March 31, 2024. All executive officers serve at the pleasure of the Board of Directors.

Name	Age	Position
Karen L. Burton	56	Vice President and Chief Accounting Officer
Daniel A. Carestio	51	President and CEO
Mary Clare Fraser	53	Senior Vice President and Chief Human Resources Officer
Kenneth E. Kohler	61	Senior Vice President and General Manager, AST
Julia K. Madsen	59	Senior Vice President and General Manager, Life Sciences
Cary L. Majors	49	Senior Vice President and President, Healthcare
Renato G. Tamaro	55	Vice President and Corporate Treasurer
Michael J. Tokich	55	Senior Vice President and Chief Financial Officer
Andrew Xilas	59	Senior Vice President and General Manager, Dental
J. Adam Zangerle	57	Senior Vice President, General Counsel, and Company Secretary

The following discussion provides a summary of each executive officer's recent business experience through March 31, 2024:

Karen L. Burton serves as Vice President and Chief Accounting Officer. She assumed this role in January 2017. Previously, Ms. Burton also served as Controller from January 2017 until December 2023.

Daniel A. Carestio serves as President and CEO. He assumed this role in July 2021. From August 2018 to July 2021, he served as Senior Vice President and Chief Operating Officer. From February 2018 to August 2018, he served as Senior Vice President, Sterilization and Disinfection. From August 2015 to February 2018, he served as Senior Vice President, STERIS AST and Life Sciences.

Mary Clare Fraser serves as Senior Vice President and Chief Human Resources Officer. She assumed this role in May 2022. She joined STERIS in July 2020 as the Vice President and Chief Human Resources Officer. From February 2003 to July 2020, she held various positions with Parker-Hannifin Corporation, a global motion control technologies company, serving most recently from September 2019 to July 2020, as Vice President Human Resources of its Aerospace Group and from March 2017 to September 2019 as its Corporate Director of Human Resources.

Kenneth E. Kohler serves as Senior Vice President and General Manager, AST. He assumed this role in February 2024. Previously, Mr. Kohler served from November 2015 to February 2024 as Vice President and General Manager of AST Americas.

Julia K. Madsen serves as Senior Vice President and General Manager, Life Sciences. She assumed this role in July 2020. From August 2015 to July 2020, she served as Vice President and General Manager Life Sciences, Consumables.

Cary L. Majors serves as Senior Vice President and President, Healthcare. He assumed this role in August 2022. From August 2019 to August 2022, he served as Senior Vice President, Americas Commercial Operations. From April 2014 to August 2019 he served as Vice President, North America Commercial Operations.

Renato G. Tamaro serves as Vice President and Corporate Treasurer. He assumed this role in August 2017. From March 2006 to July 2017, he served as Assistant Treasurer.

Michael J. Tokich serves as Senior Vice President and Chief Financial Officer. He assumed this role in August 2017. From February 2014 to July 2017, he served as Senior Vice President, Chief Financial Officer and Treasurer.

Andrew Xilas serves as Senior Vice President and General Manager, Dental. He assumed this role in June 2021. He joined HuFriedy Group (acquired by STERIS during fiscal 2022) in 1987, holding roles of increasing responsibility, which included a promotion to President, HuFriedy Group in January 2021.

J. Adam Zangerle serves as Senior Vice President, General Counsel, and Company Secretary. He assumed this role in July 2018. From July 2013 to July 2018, he served as Vice President, General Counsel, and Secretary.

ITEM 1A.   RISK FACTORS

This section describes certain risk factors that could affect our business, financial condition and results of operations. You should consider these risk factors when evaluating the forward-looking statements contained in this Annual Report on Form 10-K, because our actual results and financial condition might differ materially from those projected in the forward-looking statements should these risks occur. We face other risks besides those highlighted below. These other risks include additional uncertainties not presently known to us or that we currently believe are immaterial, but may ultimately have a significant impact. In addition, the impacts of ongoing geopolitical conflicts, including the Russia-Ukraine and Israel-Hamas military conflicts, and the ongoing inflationary environment may also exacerbate any of these risks, which could have a material effect on us. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Should any of these risks, described below or otherwise, actually occur, our business, financial condition, performance, prospects, value, or results of operations could be negatively affected.

LEGAL, REGULATORY AND TAX RISKS

Doing Business Internationally

Compliance with multiple, and potentially conflicting, international laws and regulations, import and export limitations, anti-corruption laws, and exchange controls may be difficult, burdensome or expensive.

We are subject to compliance with various laws and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. We are also subject to limitations on trade with persons in sanctioned countries. While our employees and agents are required to comply with these laws, we cannot assure you that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics.

Changes in economic climate may adversely affect us.

Adverse economic cycles or conditions, and Customer, regulatory or government responses to those cycles or conditions, have affected and could further affect our results of operations. The onset of these cycles or conditions may not be foreseeable and there can be no assurance when they will begin to improve after they occur. There also can be no assurance as to the strength or length of any recovery from a business downturn or recession. Credit and liquidity problems may make it difficult for some businesses to access credit markets and obtain financing and may cause some businesses to curtail spending to conserve cash in anticipation of persistent business slowdowns and liquidity needs. If our Customers have difficulty financing their purchases due to tight credit markets or related factors or because of other operational or utilization problems they may be experiencing or otherwise decide to curtail their purchases, our business could be adversely affected. Our exposure to bad debt losses could also increase if Customers are unable to pay for products previously ordered and delivered.

Some of our Customers are governmental entities or other entities that rely on government healthcare systems or government funding. If government funding for healthcare becomes limited or restricted in countries in which we operate, including as a result of the impacts of a pandemic or its residual effects, our Customers may be unable to pay their obligations on a timely basis or to make payment in full and it may become necessary to increase reserves. In addition, there can be no assurance that there will not be an increase in collection difficulties. Prospectively, additional adverse effects resulting from these conditions may include decreased healthcare utilization, further pricing pressure on our products and services, and/or weaker overall demand for our products and services, particularly capital products.

The effects of geopolitical instability, including as a result of the Russia-Ukraine and Israel-Hamas military conflicts, may adversely affect us and create significant risks and uncertainties for our business, with the ultimate impact dependent on future developments, which are highly uncertain and unpredictable.

Ongoing geopolitical instability, including as a result of the Russia-Ukraine and Israel-Hamas military conflicts, has negatively impacted, and could in the future negatively impact, the global and U.S. economies, including by causing supply chain disruptions, rising energy costs, volatility in capital markets and foreign currency exchange rates, rising interest rates and heightened cybersecurity risks. The extent to which such geopolitical instability adversely affects our business, financial condition and results of operations, as well as our liquidity and capital profile, will depend on future developments, which are highly uncertain and unpredictable. If geopolitical instability adversely affects us, it may also have the effect of heightening other risks related to our business.

In response to the military conflict between Russia and Ukraine that began in February 2022, the United States and other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia. The long-term impact on our business resulting from the disruption of trade in the region caused by the conflict and associated sanctions and boycotts is uncertain at this time due to the fluid nature of the ongoing military conflict and response. The potential impacts include supply chain and logistics disruptions, financial impacts including volatility in foreign exchange and interest rates, increased inflationary pressure on raw materials and energy, and other risks, including an elevated risk of cybersecurity threats and the potential for further sanctions. We have stopped commercial operations in Russia and Belarus, which includes shipments to Customers and purchases of cobalt-60 from our Russian supplier. A long-term disruption in cobalt-60 sourced from Russia may negatively impact gamma processing capacity or increase costs in certain portions of our AST operations.

The COVID-19 pandemic disrupted our operations and could have a material adverse effect on our business and financial condition if further significant disruptions occur.

The COVID-19 pandemic, along with the response to the pandemic by governmental and other actors, disrupted our operations. We experienced temporary mandatory and voluntary facility closures in certain jurisdictions in which we operate and experienced less demand for certain of our products and services as a result of reduced volume of medical procedures, and other factors, which we believe was exacerbated by the impact of stay-at-home orders and government responses to COVID-19. Additionally, the COVID-19 outbreak caused disruptions and rising costs in our labor supply and supply chain and distribution network.

The impact of the COVID-19 pandemic and its residual effects continues to evolve and its ultimate duration, severity and disruption to our business, Customers and supply chain, and the related financial impact to us, cannot be accurately forecasted at this time. For instance, the enduring effects of the COVID-19 pandemic may put pressure on overall spending for our products and services, and may cause our Customers to modify spending priorities or delay or abandon purchasing decisions. Moreover, because a large number of our employees have worked and are expected to continue to work from home routinely, we may be subject to increased vulnerability to cyber and other information technology risks. We have modified, and may further modify, our business practices in response to the risks and negative impacts associated with the COVID-19 pandemic. However, there can be no assurance that these measures will be temporary or successful. Furthermore, future public health crises are possible and could involve some or all of the risks discussed above.

Healthcare Laws and Reimbursement

Changes in healthcare laws or government and other third-party payor reimbursement levels to healthcare providers, or failure to meet healthcare reimbursement or other requirements, might negatively impact our business.

We sell many of our products and services to hospitals and other healthcare providers and pharmaceutical manufacturers. Many of these Customers are subject to or supported by government programs or receive reimbursement for services from third-party payors, such as government programs, including Medicare and Medicaid in the U.S., private insurance plans, and managed care programs. Reimbursement systems vary significantly by country. Government-managed healthcare systems control reimbursement for healthcare services in many countries. Public budgetary constraints may significantly impact the ability of hospitals, pharmaceutical manufacturers, and other Customers supported by such systems to purchase our products. Government or other third-party payors may deny or change coverage, reduce their current levels of reimbursement for healthcare services, or otherwise implement measures to regulate pricing or contain costs. In addition, our costs may increase more rapidly than reimbursement levels or permissible pricing increases or we may not satisfy the standards or requirements for reimbursement.

Various additional healthcare reform proposals have emerged at the federal and state level, and we are unable to predict which, if any, of those proposals will be enacted.

Product and Service Related Regulations and Claims

We are subject to extensive regulatory requirements and must receive and maintain regulatory clearance or approval for many products and operations. Failure to receive or maintain, or delays in receiving, clearance or approvals may negatively impact our revenues, profitability, financial condition, or value.

Our operations are subject to extensive regulation in the countries where we do business. In the United States, our products and services are regulated by the FDA and other regulatory authorities. In many foreign countries, sales of our products and services are subject to extensive regulations that may or may not be comparable to those of the FDA. In Europe, our products are regulated primarily by country and community regulations of those countries within the European Economic Area and must conform to the requirements of those authorities.

Government regulation applies to nearly all aspects of testing, manufacturing, safety, labeling, storing, recordkeeping, reporting, promoting, distributing, and importing or exporting of medical devices, products, and services. In general, unless an exemption applies, a sterilization, decontamination or medical device or product or service must receive regulatory approval or clearance before it can be marketed or sold. Modifications to existing products or the marketing of new uses for existing products also may require regulatory approvals, approval supplements or clearances. If there are delays in and/or we are unable to obtain any required approvals, approval supplements or clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and sale, or recall or restrict the use of such modified device, pay fines, or take other action until such time as appropriate clearance or approval is obtained. Any protraction or de-prioritization or delay in regulatory review could materially affect our ongoing device design, development, and commercialization plans.

Regulatory agencies may refuse to grant approval or clearance, or review and disagree with our interpretation of approvals or clearances, or with our decision that regulatory approval is not required or has been maintained. Regulatory submissions may require the provision of additional data and may be time consuming and costly, and their outcome is uncertain. Regulatory agencies may also change policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay approval or clearance of devices, or could impact our ability to market a previously cleared, approved, or unregulated device. Our failure to comply with the regulatory requirements of the FDA or other applicable regulatory requirements in the United States or elsewhere might subject us to administratively or judicially imposed sanctions. These sanctions include, among others, warning letters, fines, civil penalties, criminal penalties, loss of tax benefits, injunctions, product seizure, recalls, suspensions or restrictions, re-labeling, detention, and/or debarment.

Our products are subject to recalls and restrictions, even after receiving United States or foreign regulatory clearance or approval.

Ongoing medical device reporting regulations require that we report to appropriate governmental authorities in the United States and/or other countries when our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to a death or serious injury if the malfunction were to reoccur. Governmental authorities can require product recalls or impose restrictions for product design, manufacturing, labeling, clearance, or other issues. For the same reasons, we may voluntarily elect to recall or restrict the use of a product. Any recall or restriction could divert managerial and financial resources and might harm our reputation among our Customers and other healthcare professionals who use or recommend our products and services.

We may be adversely affected by product liability claims or other legal actions or regulatory or compliance matters.

We face an inherent business risk of exposure to product liability claims and other legal and regulatory actions. A significant increase in the number, severity, amount, or scope of these claims and actions may, as described above with respect to recalls and restrictions, result in substantial costs and harm our reputation or otherwise adversely affect product sales and our business. Product liability claims and other legal and regulatory actions may also distract management from other business responsibilities.

We are also subject to a variety of other types of claims, proceedings, investigations, and litigation initiated by government agencies or third parties and other potential risks and liabilities. These include compliance matters, product regulation or safety, taxes, employee benefit plans, employment discrimination, health and safety, environmental, antitrust, customs, import/export, government contract compliance, financial controls or reporting, intellectual property, allegations of misrepresentation, false claims or false statements, commercial claims, claims regarding promotion of our products and services, or other similar or different matters. Any such claims, proceedings, investigations or litigation, regardless of the merits, might result in substantial costs, restrictions on product use or sales, or otherwise negatively impact our business.

Administratively or judicially imposed or agreed sanctions might include warning letters, fines, civil penalties, criminal penalties, loss of tax benefits, injunctions, product seizure, recalls, suspensions or restrictions, re-labeling, detention, and/or debarment. We also might be required to take actions such as payment of substantial amounts, or revision of financial statements, or to take, or be subject to, the following types of actions with respect to our products, services, or business: redesign, re-label, restrict, or recall products; cease manufacturing and selling products; seizure of product inventory; comply with a court injunction restricting or prohibiting further marketing and sale of products or services; comply with a consent decree, which could result in further regulatory constraints; dedication of significant internal and external resources and costs to respond to and comply with legal and regulatory issues and constraints; respond to claims, litigation, and other proceedings brought by Customers, users, governmental agencies, and others; disruption of product improvements and product launches; discontinuation of certain product lines or services; or other restrictions or limitations on product sales, use or operation, or other activities or business practices.

Some product replacements or substitutions may not be possible or may be prohibitively costly or time consuming. The impact of any legal, regulatory, or compliance claims, proceeding, investigation, or litigation, is difficult to predict.

We maintain product liability and other insurance with coverages believed to be adequate. However, product liability or other claims may exceed insurance coverage limits, fines, penalties and regulatory sanctions may not be covered by insurance, or insurance may not continue to be available or available on commercially reasonable terms. Additionally, our insurers might deny claim coverage for valid or other reasons or may become insolvent.

Our business and financial condition could be adversely affected by difficulties in acquiring or maintaining a proprietary intellectual ownership position.

To maintain our competitive position for our products, we need to obtain patent or other proprietary rights for new and improved products and to maintain and enforce our existing patents and other proprietary rights. We typically apply for patents in the United States and in strategic other countries. We may also acquire patents through acquisitions. We may encounter difficulties in obtaining or protecting patents.

We rely on a combination of patents, trademarks, trade secrets, know-how, and confidentiality agreements to protect the proprietary aspects of our technology. These measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. Litigation may be necessary to enforce or defend our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of our proprietary rights. Litigation may also be brought against us claiming that we have violated the intellectual property rights of others. Litigation may be costly and may divert management's attention from other matters. Additionally, in some foreign countries with weaker intellectual property rights, it may be difficult to maintain and enforce patents and other proprietary rights or defend against claims of infringement.

Tax Risks

We might be adversely impacted by tax legislation or challenges to our tax positions.

We are subject to the tax laws at the federal, state or provincial, and local government levels in the many jurisdictions in which we operate or sell products or services. Tax laws might change in ways that adversely affect our tax positions, effective tax rate and cash flow. The tax laws are extremely complex and subject to varying interpretations. We are subject to tax examinations in various jurisdictions that might assess additional tax liabilities against us. Our tax reporting positions might be challenged by relevant tax authorities, we might incur significant expense in our efforts to defend those challenges, and we might be unsuccessful in those efforts. Developments in examinations and challenges might materially change our provision for taxes in the affected periods and might differ materially from our historical tax accruals. Any of these risks might have a materially adverse impact on our business operations, our cash flows and our financial position or results of operations.

Current economic and political conditions make tax rules in any jurisdiction subject to significant change.

The U.S. Tax Cuts and Jobs Act (the "TCJA") was signed into law on December 22, 2017. Guidance continues to be issued clarifying the application of this new legislation and new changes have been proposed, and in many instances finalized, with respect to a number of income tax provisions (including foreign tax credit regulations) in the U.S. that could increase our total tax expense. In addition, beginning January 1, 2022, the limitation on deductibility of interest expense, which generally limits a deduction for interest expense to 30% of taxable income (subject to certain adjustments), must be determined by reducing taxable income by depreciation and amortization deductions, which may limit our ability to deduct interest expense in the future. We cannot predict the overall impact that the additional guidance and recent changes may have on our business. Some jurisdictions have raised tax rates, and it is reasonable to expect that other global taxing authorities will be reviewing current legislation for potential modifications in reaction to the implementation of the TCJA, current economic conditions, and COVID-19 response costs.

In August 2022, President Biden signed the Inflation Reduction Act (the "IRA") into law. One of the provisions in the IRA added a corporate alternative minimum tax ("CAMT") to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), beginning for fiscal years 2023. If income tax liability in the U.S. is lower than the income tax liability calculated under the CAMT provisions, we will be subject to additional income taxes in the United States. In addition, the IRS added excise tax on certain stock buybacks by publicly traded corporations. Even though the excise tax mostly impacts publicly traded companies organized in the U.S., under certain circumstances, the excise tax may be imposed on stock buybacks by a non-U.S. based publicly traded company like us.

In addition, further changes in the tax laws of other jurisdictions will likely arise, including as a result of the base erosion and profit shifting ("BEPS") project undertaken by the Organization for Economic Cooperation and Development ("OECD"). The OECD, which represents a coalition of member countries, has issued recommendations that, in some cases, would make substantial changes to numerous long-standing tax positions and principles. Following the issuance of such recommendation, in December 2022, the European Union issued a directive to adopt Global Base Erosion laws (a/k/a GloBE or Pillar Two) in the EU member countries, in most cases beginning in fiscal year 2024. Many other non-EU member countries agreed to adopt GloBE between fiscal years 2024 and 2025. The GloBE rules, once implemented in the EU and other jurisdictions, could subject us to additional income taxes in those jurisdictions if our effective corporate tax rate in those jurisdictions (determined under the GloBE rules) is below 15%. Accordingly, the GloBE rules could increase tax uncertainty and adversely impact our provision for income taxes. In addition, the GloBE rules have certain transition period provisions that apply to certain intercompany transactions occurring between December 1, 2021 and the effective date of the GloBE rules in a given jurisdiction. These transition period provisions may have an adverse impact on our effective tax rate, and subject us to additional income tax, in some of the jurisdictions who adopt the GloBE rules.

Our tax rate is uncertain and may vary from expectations, which could have a material impact on our results of operations and earnings per share.

There can be no assurance that we will be able to maintain any particular worldwide effective corporate tax rate. We cannot give any assurance as to what our effective tax rate will be in the future because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which we and our affiliates operate. Our actual effective tax rate may vary from our expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on us and our affiliates. In addition, the GloBE rules, which have been or are expected to be implemented in most of the jurisdictions where we have operations, and the CAMT may adversely impact our effective corporate tax rate.

Changes in tax treaties and trade agreements could negatively impact our costs, results of operations and earnings per share.

Legislative and regulatory action may be taken in the U.S. which, if ultimately adopted, could override or otherwise adversely impact tax treaties upon which we rely or broaden the circumstances under which STERIS plc would be considered a U.S. resident, each of which could materially and adversely affect our tax obligations. We cannot predict the outcome of any specific legislative or regulatory proposals. However, if proposals were adopted that had the effect of disregarding our organization in Ireland or limiting our ability as an Irish company to take advantage of tax treaties with the U.S., we could be subject to increased taxation and/or potentially significant expense.

On June 7, 2017, several countries, including many countries that we operate and have subsidiaries in, adopted the OECD's Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI"), which generally is meant to prevent treaty abuse, improve dispute resolution, prevent the artificial avoidance of permanent establishment status and neutralize the effect of hybrid mismatch agreements. The MLI came into effect on July 1, 2018. The MLI may modify effected tax treaties making it more difficult for us to obtain advantageous tax-treaty benefits. The number of affected tax treaties could eventually be significant. To date, more than 100 jurisdictions have joined the BEPS MLI, out of which most jurisdictions have ratified, accepted, or approved the MLI, and it covers around 1,850 bilateral tax treaties. Signatories include jurisdictions from all continents and all levels of development and other jurisdictions are also actively working towards signature. As a result, our income may be taxed in jurisdictions where it is not currently taxed and at higher rates than it is currently taxed, which may increase our effective tax rate.

Existing free trade laws and regulations provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws and regulations or policies governing the terms of foreign trade, and in particular, increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products could have a material adverse impact on our business and financial results.

Proposed legislation relating to the denial of U.S. federal or state governmental contracts to U.S. companies that redomicile abroad could adversely affect our business.

Various U.S. federal and state legislative proposals that would deny governmental contracts to redomiciled companies may adversely affect us if adopted into law. We are unable to predict the likelihood that any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments or increased regulatory scrutiny could have on our business.

The U.S. Internal Revenue Service (the "IRS") may not agree that we are a non-U.S. corporation for U.S. federal tax purposes.

Although we are organized under the laws of Ireland and are a tax resident in Ireland for Irish tax purposes, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal tax purposes pursuant to Section 7874 of the Code ("Section 7874"). For U.S. federal tax purposes, a company generally is considered to be a tax resident in the jurisdiction of its organization. Because we are organized under the laws of Ireland, we would generally be classified as a non-U.S. corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874, however, provides an exception to this general rule under which a non-U.S. organized entity may be treated as a U.S. corporation for U.S. federal tax purposes.

If we were to be treated as a U.S. corporation for U.S. federal tax purposes, we could be subject to substantial additional U.S. tax liability. Additionally, if we were treated as a U.S. corporation for U.S. federal tax purposes, non-U.S. holders of our ordinary shares would be subject to U.S. withholding tax on the gross amount of any dividends we paid to such shareholders. For Irish tax purposes, we are expected, regardless of any application of Section 7874, to be treated as an Ireland tax resident. Consequently, if we are treated as a U.S. corporation for U.S. federal tax purposes under Section 7874, we could be liable for both U.S. and Ireland taxes, which could have a material adverse effect on our financial condition and results of operations.

BUSINESS AND OPERATIONAL RISKS

Our businesses are highly competitive, and if we fail to compete successfully, our revenues and results of operations may be hurt.

We operate in a highly competitive global environment. Our businesses compete with other broad-line manufacturers, as well as many smaller businesses specializing in particular products or services, primarily on the basis of brand, design, quality, safety, ease of use, serviceability, price, product features, warranty, delivery, service, and technical support. We face increased competition from new infection prevention, sterile processing, contamination control, surgical support, cleaning consumables, gastrointestinal endoscopy accessories, contract sterilization, and other products and services entering the market. Competitors and potential competitors also are attempting to develop alternate technologies and sterilizing agents, as well as disposable medical instruments and other devices designed to address the risk of contamination.

Consolidations among our healthcare and pharmaceutical Customers may result in a loss of Customers or more significant pricing pressures.

A number of our Customers have consolidated. These consolidations are due in part to healthcare cost reduction measures initiated by competitive pressures as well as legislators, regulators and third-party payors. This may result in greater pricing pressures on us and in some cases loss of Customers. Additional consolidations could result in a loss of Customers or more significant pricing pressures.

Supply chain disruption might increase our production costs, limit our production capabilities or curtail our operations.

We purchase raw materials, fabricated and other components, and energy supplies from a variety of suppliers. Key raw materials include stainless steel, organic and inorganic chemicals, fuel, cobalt-60 and EO, and key components include plastic components, as well as various electronics including control boards and computer chips. The availability and prices of raw materials and energy supplies are subject to volatility and are influenced by worldwide economic conditions, speculative action, world supply and demand balances, inventory levels, availability of substitute materials, currency exchange rates, anticipated or perceived shortages, and other factors. Also, certain of our key materials and components have a limited number of suppliers. Some are single-sourced in certain regions of the world, such as cobalt-60 and EO, which are necessary to our AST operations. Changes in regulatory requirements regarding the use of, or the unavailability or short supply of, these products might disrupt or cause shutdowns of portions of our AST operations or have other adverse consequences. Shortages in supply, increased regulatory or security requirements, or increases in the price of raw materials, components and energy supplies may adversely affect us. In response to the active Russia-Ukraine military conflict, we have stopped purchasing cobalt-60 from our Russian supplier. A long-term disruption in cobalt-60 sourced from Russia may negatively impact gamma processing capacity or increase costs in certain portions of our AST operations.

Our operations, and those of our suppliers, are subject to a variety of business continuity hazards and risks, any of which could interrupt production or operations or otherwise adversely affect our performance, results, or value.

Business continuity hazards and other risks include: explosions, fires, earthquakes, public health crises, extreme weather conditions, and other disasters; utility or other mechanical failures; unscheduled downtime; labor difficulties; inability to obtain or maintain any required licenses or permits; disruption of communications; data security, preservation and redundancy disruptions; inability to hire or retain key management or employees; disruption of supply or distribution; and regulation of the safety, security or other aspects of our operations.

The occurrence of these types of events has disrupted and may in the future disrupt or shut down operations, or otherwise adversely impact the production or profitability of a particular facility, or our operations as a whole. These events also might cause personal injury and loss of life, or severe damage to or destruction of property and equipment, and for injuries occurring at our facilities or as a result of actions of our employees, result in liability claims against us. Although we maintain property and casualty insurance and liability and similar insurance of the types and in the amounts that we believe are customary for our industries, our insurance coverages have limits and we are not fully insured against all potential hazards and risks incident to our business.

Expectations relating to Corporate Responsibility considerations expose us to potential liabilities, increased costs, reputational harm and other adverse effects on our business.

Many governments, regulators, investors, employees, Customers and other stakeholders are increasingly focused on ESG considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. We make statements about our ESG priorities and initiatives through information provided on our website, press statements and other communications. Responding to these ESG considerations and implementation of these laws, regulations and other initiatives involves risks and uncertainties, requires significant investments and is impacted by factors that may be outside our control. In addition, some stakeholders may disagree with our priorities and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where ESG focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international ESG laws and regulations or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us that could materially adversely affect our business, reputation, results of operations, financial condition and stock price.

As we continue to focus on developing our ESG practices, such practices may not meet the standards of all of our stakeholders and advocacy groups may campaign for further changes. Many of our Customers are also committing to, and may become subject to legal or regulatory requirements with respect to, long-term targets to reduce greenhouse gas emissions within their supply chains and associated emissions reporting. If we are unable to support Customers in fulfilling these obligations or achieving reductions, we may lose revenue if our Customers find other suppliers who are better able to support such efforts. A failure, or perceived failure, to respond to expectations of all key stakeholders could cause harm to our business and reputation and have a negative impact on the market price of our ordinary shares. Further, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters. Such ratings are used by some investors to inform their investment or voting decisions. Unfavorable ESG ratings could lead to negative investor sentiment toward us and/or our industry, which could have a negative impact on our access to and costs of capital.

We may be adversely affected by global climate change or by existing and future legal, regulatory or market responses to such change.

The long-term effects of climate change are difficult to assess and predict. The impacts may include physical risks (such as rising sea levels or frequency and severity of extreme weather conditions), social and human effects (such as population dislocations or harm to health and well-being), compliance costs and transition risks (such as regulatory or technology changes) and other adverse effects. The effects could impair, for example, the availability and cost of certain products, commodities and energy (including utilities), which in turn may impact our ability to procure goods or services required for the operation of our business at the quantities and levels we require. We may bear losses as a result of, for example, physical damage to or destruction of our facilities (such as distribution or fulfillment centers), loss or spoilage of inventory, and business interruption due to weather events that may be attributable to climate change, which could materially and adversely affect our business operations, financial position or results of operation.

There has also been an increased focus from regulators and stakeholders on greenhouse gas emissions and climate-related risks. Both the standard setting and regulatory landscapes are extremely complex and present significant compliance challenges. Many different organizations are promulgating reporting standards and rules that focus on addressing greenhouse gas emissions and climate-related topics. In March 2024, the SEC adopted its final rule, "The Enhancement and Standardization of Climate-Related Disclosures for Investors," which sets forth certain prescriptive rules that would significantly increase our reporting obligations and cost of compliance. Subsequently, the SEC voluntarily stayed the implementation of such rules pending the completion of judicial review by the Court of Appeals for the Eighth Circuit, and it is unclear whether the final rules will be implemented in whole, in part or at all. On January 5, 2023, the European Commission's Corporate Sustainability Reporting Directive ("CSRD") became effective. The CSRD expands the number of companies required to publicly report ESG-related information, defines the ESG-related information that companies are required to disclose in accordance with European Sustainability Reporting Standards ("ESRS") and imposes additional assurance obligations with respect to such disclosures. While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still developing and uncertain, and may impose increased costs on us related to complying with our reporting obligations and increase risks of non-compliance with ESRS and the CSRD.

Our operations are subject to regulations and permitting, which may be changed or amended by the relevant authorities, and which may limit or eliminate our current operations or increase the complexity, burden, or expense of compliance and regulated materials or processes that we use in our operations may become the focus of litigation.

Our AST segment is a technology-neutral contract sterilization service that offers our Customers a wide range of sterilization modalities through a worldwide network of over 50 contract sterilization and laboratory facilities. One of the modalities offered by our AST operations is EO sterilization. In the United States, several regulators, including the EPA, FDA, and agencies at the state and local level, play a role in regulating the use of EO sterilization. In 2016, the EPA changed the cancer risk basis for EO and determined that EO is carcinogenic to humans. Announcements of the temporary or permanent closure of EO sterilization facilities operated by others have been associated with state and/or local regulatory or other legal action related to EO emissions at those facilities. Our AST operations have taken and will continue to take measures to comply with all applicable emissions regulations and to reduce emissions. However, no assurance can be given that current or future legislative or regulatory action, or current or future litigation to which we are or may become a party, will not significantly increase the costs of conducting our EO contract sterilization operations or curtail or eliminate the use of EO in our contract sterilization operations. A significant reduction in our EO contract sterilization activities may have a material adverse effect on our financial condition and results of operations. Further, we could be liable for material damages and fines as a result of legislative or regulatory action or litigation, and any liability could exceed our insurance and indemnification coverage, if any, and have a material adverse effect on our financial condition. Additionally, for many medical devices, EO sterilization may be the only current method of sterilization that effectively sterilizes and does not damage the device during the sterilization process. In the event of regulatory, legislative, or legal action that curtails or eliminates EO sterilization, there could be a shortage of medical devices and consequently a decline in surgical procedures. A decline in surgical procedures could result in a decline in demand for the products and services provided by our Healthcare business, which may have a material adverse effect on our financial condition and results of operations.

Our EO sterilization operations subject us to claims of liability and associated adverse effects.

Some current or past operators of EO sterilization facilities, including us, have been the target of litigation on behalf of private plaintiffs alleging personal and other injuries as a result of exposure to emissions from such facilities and have experienced adverse judgments and entered into settlements. These developments may increase the likelihood that we will continue to be subject to these claims or that we will be subject to more claims on behalf of similar plaintiffs in the future. Although we believe we have valid defenses to such claims, there can be no assurance that we will prevail on the merits, as the outcome of trials before juries and other aspects of litigation can be highly unpredictable.

The financial impact of litigation, particularly mass tort action lawsuits, is also difficult to predict and a judgment entered or settlement reached in one case is not representative of the outcome of other comparable cases. Regardless of the merits of the claims at issue or the ultimate outcome of a case, any litigation related to our EO operations could be costly to defend, could result in an increase of our insurance premiums, and could exhaust available insurance coverage. Furthermore, defense of litigation may result in diversion of management attention from other priorities, which could have a material adverse effect.

If our continuing efforts to create a Lean business and in-source production to reduce costs are not successful, our profitability may be hurt or our business otherwise might be adversely affected.

We have undertaken various activities to incorporate Lean concepts and practices to more efficiently operate our business, including in-sourcing. We continue to look for opportunities to in-source production that is currently provided by third parties. These activities may not produce the full efficiencies and cost reduction benefits that we expect or efficiencies and benefits might be delayed. Implementation costs also might exceed expectations. Increases in costs of doing business may have a material adverse effect on our financial condition and results of operations.

A pandemic or similar public health crisis could have a material adverse impact on our ability to staff our operations.

As supplier to Healthcare and Life Sciences Customers, we fell within a "critical infrastructure" sector, and were also considered an essential business and therefore were exempt under various stay-at -home/shelter-in-place orders associated with COVID-19. These exemptions, however, may not be available in another pandemic or similar health crisis and there can be no assurance that in such a crisis, we will be able to operate in the same manner. While we believe that we have developed appropriate measures to ensure the health and well-being of our employees for future health crises, there can be no assurances that our measures will be sufficient to protect our employees in our workplace or that they may not otherwise be exposed to an illness outside of our workplace. If a large or otherwise impactful number of our employees become ill, incapacitated or are otherwise unable or unwilling to continue working during the current or any future health crises, our operations may be adversely impacted.

Our business and results of operations may be adversely affected if we are unable to recruit and retain qualified management and other personnel or other compliance matters adversely impact our personnel.

Our continued success depends, in large part, on our ability to hire and retain highly qualified people and if we are unable to do so, our business and operations may be impaired or disrupted. Labor market conditions, particularly in the United States, are challenging. The shortage of highly qualified people has led to increased competition, which has led to higher costs and other labor-related difficulties. There is no assurance that we will be successful in attracting or retaining replacements to fill vacant positions, successors to fill retirements or employees moving to new positions, or other highly qualified personnel. In addition, legal, regulatory or compliance matters create significant distraction or diversion of significant or unanticipated resources or attention that could have a material adverse effect on the responsibilities and retention of qualified employees.

We could experience a failure of a key information technology system, process or site or a breach of information security, including a cybersecurity breach or failure of one or more key information technology systems, networks, processes, associated sites or service providers.

We rely extensively on information technology ("IT") systems to conduct business, including but not limited to interacting with Customers and suppliers, fulfilling orders, generating invoices, collecting and making payments, shipping products, providing Customer support, and fulfilling contractual obligations. In addition, we rely on networks and services, including internet sites, cloud and software-as-a-service solutions, data hosting, electronic payment systems, and processing facilities and tools and other hardware, software and technical applications and platforms, including some that employ artificial intelligence ("AI"), some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business. While we have been the previous target of cyberattacks and security breaches, none of these attacks or breaches to date have had a material adverse effect on the Company. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results. Numerous and evolving cybersecurity threats continue to pose potential risks to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data. Some of our products, services, and information technology systems contain or use open-source software, which poses additional risks, including potential security vulnerabilities, licensing compliance issues, and quality issues. A security breach, whether of our products, of our Customers' network security and systems or of third-party hosting services, could impact the use of such products and the security of information stored therein. While we have made investments seeking to address these threats, including monitoring of networks and systems, hiring of experts, employee training and security policies for employees and third-party providers, the techniques used in these attacks change frequently and may be difficult to detect for periods of time and we may face difficulties in anticipating and implementing adequate preventative measures. When cybersecurity incidents occur, we expect to follow our incident response policy and address them in accordance with applicable governmental regulations and other legal requirements. Our response to these incidents and our investments to protect our information technology infrastructure and data may not shield us from significant losses and potential liability or prevent any future interruption or breach of our systems. We maintain cybersecurity liability insurance with terms, conditions, and limits believed to be adequate. However, cybersecurity-related liability or other claims may exceed insurance coverage limits, fines, penalties and regulatory sanctions may not be covered by insurance, or insurance may not continue to be available or available on commercially reasonable terms. Additionally, our insurers might deny claim coverage for valid or other reasons or may become insolvent.

If our IT systems are damaged or cease to function properly, the networks or service providers we rely upon fail to function properly, or we or one of our third-party providers suffer a loss or disclosure of our business or stakeholder information due to any number of causes ranging from catastrophic events or power outages to improper data handling or security breaches or other cyber incidents, and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action. In the past, our Customers and resellers of our products have experienced cybersecurity attacks and incidents that have impacted their ability to do business, process payments and sell products, and there can be no assurance that future cybersecurity attacks and incidents affecting our Customers and resellers will not impact our business if and when they occur.

In addition, a large number of our employees, as well as those of our Customers and suppliers, continue to work remotely, which may increase the risk of IT systems vulnerabilities and attacks and unauthorized access of information. Furthermore, there has also been an increase in cybersecurity incidents that appears to be associated with the Ukraine-Russia military conflict. Other future or ongoing conflicts could also result in increases in cybersecurity incidents. Enforcement of the General Data Protection Regulation ("GDPR") was effective as of May 2018. The GDPR is focused on the protection of personal data not merely the privacy of personal data. The GDPR has created a range of compliance obligations and can impose significant financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious infringements). Other legislative or governmental regulatory requirements may come into effect that may similarly increase our compliance obligations or significantly increase our exposure to financial penalties for noncompliance.

RISKS RELATED TO BUSINESS DEVELOPMENT

We engage in acquisitions and affiliations, divestitures, and other business arrangements. Our growth may be adversely affected if we are unable to successfully identify, price, and integrate strategic business candidates or otherwise optimize our business portfolio.

Our success depends, in part, on strategic acquisitions and joint ventures, which are intended to complement or expand our businesses, divestiture of non-strategic businesses, such as our planned divestment of the Dental segment, and other assets, and other actions intended to optimize our portfolio of businesses. This strategy depends upon our ability to identify, appropriately price, and complete these types of business development transactions or arrangements and to obtain any necessary financing. In the last several fiscal years we have made a number of acquisitions and dispositions. There can be no assurance that any acquisition or disposition will ultimately prove to be a strategic success. Also, we may be unable to find or consummate future acquisitions and divestitures at acceptable prices and terms. We continually evaluate potential business developments opportunities in the ordinary course of business.

Our success with respect to these recent and future acquisitions will depend on our ability to integrate the businesses acquired, retain key personnel, realize identified cost synergies, manage the expanded business footprint and otherwise execute our strategies. Our success will also depend on our ability to develop satisfactory working arrangements with our strategic partners in joint ventures or other affiliations, or to divest or realign businesses. Competition for strategic business candidates may result in increases in costs and price for acquisition candidates and market valuation issues may reduce the value available for divestiture of non-strategic businesses. These types of transactions are also subject to a number of other risks and uncertainties, including: delays in realizing or failure to realize anticipated benefits of the transactions; a termination or delay in the consummation of acquisition or disposition transactions by counterparties; diversion of management's time and attention from other business concerns; difficulties in retaining key employees, Customers, or suppliers of the acquired or divested businesses; difficulties in maintaining uniform standards, controls, procedures and policies, or other integration or divestiture difficulties, including those that may expose us to greater cybersecurity risk; adverse effects on existing business relationships with suppliers or Customers; other events contributing to difficulties in generating future cash flows; risks associated with the assumption of contingent or other liabilities of acquisition targets or retention of liabilities for divested businesses and difficulties in obtaining financing.

Our business realignment initiatives may not be as successful as anticipated.

We execute organizational realignments to support our growth and cost management strategies. We also engage in initiatives aimed to increase productivity, efficiencies and cash flow and to reduce costs. We commit significant resources to identify, develop and retain key employees to maintain uninterrupted leadership and direction. If we are unable to successfully manage these and other organizational changes, the ability to complete such activities and realize anticipated synergies or cost savings as well as our results of operations and financial condition could be materially adversely affected. We cannot offer assurances that any of these initiatives will be beneficial to the extent anticipated, or that the estimated efficiency improvements, incremental cost savings or cash flow improvements will be realized as anticipated or at all.

Our acquisition activity and ability to grow organically may be adversely affected if we are unable to continue to access the financial markets.

We have financed acquisitions through cash on hand, borrowings under our bank credit facilities and through public note offerings. Future acquisitions or other capital requirements and investments will necessitate additional cash. To the extent our existing sources of cash are insufficient to fund these or other future activities, we have and may need to raise additional funds through new or expanded borrowing arrangements or equity issuances. There can be no assurance that we will be able to obtain additional funds beyond those available under existing bank credit facilities on terms favorable to us, or at all, or that such facilities can be replaced when they terminate.

The integration of acquired businesses into STERIS may not be as successful as anticipated.

We have made large acquisitions of businesses, including the acquisitions of Cantel Medical and Key Surgical. The integration of acquired businesses into STERIS involves numerous operational, strategic, financial, accounting, legal, tax and other risks; potential liabilities associated with the acquired businesses; and uncertainties related to design, operation and integration of internal controls over financial reporting. Difficulties in integrating acquired businesses into STERIS may result in the business performing differently than expected, in operational challenges, in strategic changes or in the failure to realize anticipated expense-related efficiencies. STERIS's existing businesses could also be negatively impacted by the integration actions. Potential difficulties that may be encountered in the integration process include, among other factors:

- the inability to successfully integrate the business of an acquired business into STERIS in a manner that permits STERIS to achieve the full revenue and cost savings anticipated from the acquisition;
- complexities associated with managing the larger, more complex, integrated business;
- not realizing anticipated operating synergies or incurring unexpected costs to realize such synergies;
- integrating personnel from acquired businesses into STERIS while maintaining focus on providing consistent, high-quality products and services;
- potential unknown liabilities and unforeseen expenses associated with the acquisition;
- loss of key employees;
- integrating relationships with Customers, vendors and business partners;
- performance shortfalls as a result of the diversion of management's attention caused by integration activities; and
- the disruption of, or the loss of momentum in, an acquired business and STERIS's ongoing business or inconsistencies in standards, controls, procedures and policies.

Past and future business acquisitions may not be as accretive to STERIS's earnings per share and cash flow from operations per share, which may negatively affect the market price of STERIS shares.

Past and future acquisitions may not be as accretive to STERIS's earnings per share and cash flow from operations per share as expected. Future events and conditions could decrease or delay any expected accretion, result in dilution or cause greater dilution than is currently expected, including adverse changes in market conditions, production levels, operating results, competitive conditions, laws and regulations affecting STERIS, capital expenditure obligations, higher than expected integration costs, lower than expected synergies and general economic conditions.

Any decrease or delay of any accretion to STERIS's earnings per share or cash flow from operations per share could cause the price of the STERIS's ordinary shares to decline.

We incurred a substantial amount of additional debt to complete the Cantel Medical acquisition. Our debt level may limit our financial and business flexibility.

We funded the cash portion of the Cantel Medical acquisition consideration, as well as the refinancing, prepayment, replacement, redemption, repurchase, settlement upon conversion, discharge or defeasance of certain existing indebtedness of Cantel and its subsidiaries, transaction expenses, general corporate expenses and working capital needs, through the incurrence of approximately $2.1 billion of new indebtedness, which includes $1.350 billion of senior notes issued April 1, 2021 and a new delayed draw term loan agreement in the amount of $750 million. We also refinanced or settled approximately $1.0 billion of Cantel's long-term indebtedness, including convertible debt.

As of March 31, 2024, STERIS had approximately $3.2 billion of indebtedness outstanding. STERIS's ability to repay all the forgoing obligations will depend on, among other things, STERIS's financial position and performance, as well as prevailing market conditions and other factors beyond our control.

Our increased indebtedness could have important consequences to our shareholders, including increasing STERIS's interest obligations, general adverse economic and industry conditions, limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, requiring the use of a substantial portion of our cash flow from operations for the payment of principal and interest on indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate matters, including dividend payments and stock repurchases, limiting our flexibility in planning for, or reacting to, changes in our business and our industry and creating a disadvantage compared to our competitors with less indebtedness.

STERIS has incurred and expects to incur significant transaction and related costs in connection with business acquisitions and dispositions, which may be in excess of those anticipated.

STERIS has incurred substantial expenses in connection with the negotiation and completion of past business acquisitions and dispositions, including Cantel Medical, Key Surgical and the planned divestment of the Dental segment, and expects to incur similar costs for any future business acquisitions or dispositions.

STERIS expects to incur non-recurring costs associated with the integrations of recent acquisitions into STERIS and working towards achieving the desired synergies of such acquisitions. These fees and costs have been, and may continue to be, substantial. The non-recurring expenses include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, and severance and benefit costs.

STERIS also expects to incur and has incurred costs to consolidate facilities and systems. Additional unanticipated costs may be incurred in the integration of any acquired business. Although STERIS expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of acquired businesses, should allow STERIS to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results.

We may fail to realize all of the anticipated benefits of an acquired business, or those benefits may take longer to realize than expected.

The success of an acquisition depends, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses. The anticipated benefits and cost savings of an acquisition may not be realized fully or at all, may take longer to realize than expected, may require more non-recurring costs and expenditures to realize than expected or could have other adverse effects that we do not currently foresee. Assumptions that we have made with respect to acquisitions, such as with respect to anticipated operating synergies or the costs associated with realizing such synergies, significant long-term cash flow generation, and the continuation of our investment grade credit profile, may not be realized. The post-acquisition integration process may result in the loss of key employees, the disruption of ongoing business, changes in strategy or inconsistencies in standards, controls, procedures, and policies. There could be potential unknown liabilities and unforeseen expenses associated with acquisitions that were not discovered while performing due diligence. Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses, product or service lines, assets or technologies we purchase, an unavoidable level of risk remains regarding their actual operating and financial condition, as well as their strategic fit. We may not be able to ascertain actual value or understand potential liabilities until or after we actually assume operation control of these businesses, product or service lines, assets or technologies.

We have recorded goodwill and other intangible assets that could become impaired and result in material non-cash charges to our results of operation in the future.

Our total assets include goodwill, intangibles and other long-lived assets. If we determine that these items have become impaired in the future, it may have a material adverse effect on our financial condition and results of operations. As of March 31, 2024, we had recorded goodwill of $4 billion and other intangible assets, net of accumulated amortization of $2 billion. Goodwill represents the excess of purchase price over the estimated fair value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is evaluated for impairment annually or more frequently, if indicators of impairment exist. If the impairment evaluations for goodwill indicate the carrying amount exceeds the estimated fair value, an impairment loss is recognized in an amount equal to that excess. Our operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment. During the second quarter of fiscal 2023, in connection with the preparation of our quarterly consolidated financial statements, we identified and recognized a goodwill impairment loss of $490.6 million related to goodwill that arose with respect to the Dental segment acquired in the Cantel acquisition.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy

At STERIS, the enterprise risk management ("ERM") program is designed to identify, assess, and manage risks across STERIS's enterprise. Cybersecurity risk management is integrated into STERIS's ERM program, under which we regularly assess cybersecurity risks in accordance with what we believe are industry cybersecurity best practices. Further, we implement controls to protect the confidentiality, integrity and availability of STERIS's information systems and information. We maintain cybersecurity and incident response procedures to address our security standards and requirements and provide a framework for assessing and responding to cybersecurity threats and incidents. Additionally, as part of our ERM program, STERIS oversees and identifies risks associated with third-party service providers with whom we do business, which process includes due diligence, risk management assessments and contractual safeguards. We also maintain cyber liability insurance to help mitigate potential liabilities resulting from cybersecurity issues.

STERIS has an Executive Cybersecurity Steering Committee consisting of the Senior Vice President & Chief Financial Officer, the Vice President, Chief Accounting Officer, the Vice President, Investor Relations & Corporate Communications, the Vice President & Chief Information Officer ("CIO"), the Vice President, Chief Compliance Officer, the Senior Vice President, General Counsel & Company Secretary, and the Chief Information Security Officer ("CISO") that is responsible for providing governance, risk and compliance oversight for STERIS's incident response program, providing guidance and support for cybersecurity non-technical initiatives, and for verifying that appropriate actions are taken following an incident occurrence. We have adopted and maintain an incident response policy that covers our incident response program and the duties and responsibilities of our Incident Response Team ("IRT") responsible for managing and responding to cybersecurity incidents, including data breaches. Our IRT is led by the CISO and is comprised of senior management and others, including external resources, as required. Our incident response policy includes steps for detecting and investigating cybersecurity incidents, assessing the nature, scope, and severity of cybersecurity threats, identifying the impact of cybersecurity incidents, communicating cybersecurity incident disclosures, and implementing cybersecurity countermeasures and mitigation strategies.

A subcommittee of our IRT reviews and assesses associated public reporting implications of cybersecurity incidents. Our process also includes informing the Board of Directors and the Audit Committee following a material cybersecurity incident.

We engage third-party security experts to support our risk assessment activities and to provide system security enhancements. Our program includes regular vulnerability and penetration testing (internal and external) of our enterprise systems by independent external security experts.

Education and awareness training on information security and data protection is conducted regularly for Associates. Members of the IRT, the Executive Cybersecurity Steering Committee and the Board of Directors receive additional training on responding to cybersecurity incidents.

Our Board of Directors has oversight responsibility for the ERM program, and delegates the risk management assessment and risk management approach, including risks related to cybersecurity, to its Audit Committee. Among other responsibilities, the Audit Committee is responsible for monitoring internal controls, including those related to cybersecurity risk.

Management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to monitor such potential cybersecurity risk exposures, putting in place appropriate mitigation measures and maintaining the cybersecurity program. Our cybersecurity program for our information systems is directed by our CIO and, with the cybersecurity team, our CIO monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO is CISSP-ISSMP and CISM certified and is part of a team of experienced information system security professionals with diverse certifications, including CISSP, CISM, CNSS, CEH, CySA+, CompTIA - Security+, CySA+, PenTest+, and CASP+ and others. Management, including the CIO and CISO, update the Audit Committee on a regular basis on our cybersecurity program, material cybersecurity risks, mitigation strategies, cybersecurity metrics, developments in cybersecurity and proposed updates to our cybersecurity program.

In fiscal year 2024, STERIS did not experience any cyberattack or other attempted intrusion or other incident with respect to our information systems that materially affected or was likely to materially affect our business strategy, results of operations, financial condition or cash flows. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced or will not experience in the future undetected cybersecurity incidents. For more information about these risks, please see "Item 1A Risk Factors" in this annual report on Form 10-K.

ITEM 2.   PROPERTIES

The following discussion sets forth materially important properties of the Company and its subsidiaries as of March 31, 2024. The Company believes that its facilities are adequate for operations and are maintained in good condition. The Company is confident that, if needed, it will be able to acquire additional facilities at commercially reasonable rates. In the following discussion "International" is defined as all countries other than Ireland and the United States.

The Company's principal executive office is located in Dublin, Ireland and its primary administrative offices are located in Mentor, OH (U.S.).

The AST global network utilized in delivery of contract sterilization services is comprised of more than 60 owned or leased facilities. These locations are strategically located near Customer manufacturing and distribution sites and core distribution corridors throughout the Americas, Europe and Asia.

The Company operates over 150 locations representing sales, administrative and operational locations in the U.S. and over 25 other countries, the majority of which are leased and support one or multiple business segments. Operational locations are primarily comprised of service centers and distribution warehouses. Our locations are geographically spread to be in close proximity to our Customers to ensure timely delivery of products and services.

The Company owns and leases several material manufacturing locations that support the Healthcare, Life Sciences, and AST segments, which are disclosed in the following table:

Location	U.S./INTL*	Owned/Leased
Montgomery, AL	U.S.	Owned/Leased
St. Louis, MO	U.S.	Owned/Leased
Mentor, OH	U.S.	Owned/Leased
Sharon Hill, PA	U.S.	Owned
Franklin Park, IL	U.S.	Leased
Point Richmond, CA	U.S.	Leased
Clemmons, NC	U.S.	Leased
Conroe, TX	U.S.	Owned
Plymouth, MN	U.S.	Owned/Leased
Sharon, PA	U.S.	Owned
Fidenza, Italy	INTL	Leased
Pomezia, Italy	INTL	Owned
Tuttlingen, Germany	INTL	Leased
Ontario, Canada	INTL	Leased
Quebec City, Canada	INTL	Owned
Tuusula, Finland	INTL	Owned
Bordeaux, France	INTL	Owned
Leicester, England	INTL	Owned
Shanghai, China	INTL	Leased
Guadalupe, Mexico	INTL	Leased
Bishop Stortford, England	INTL	Leased

* International includes all countries other than Ireland and the U.S.

ITEM 3.   LEGAL PROCEEDINGS

Information regarding our legal proceedings is included in Item 7 of Part II, Management's Discussion and Analysis, and Note 12 to our consolidated financial statements titled, "Commitments and Contingencies," and is incorporated herein by reference thereto.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S ORDINARY EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our ordinary shares are traded on the New York Stock Exchange under the symbol "STE."

Holders. As of March 31, 2024, there were approximately 390 holders of record of our ordinary shares.

Dividend Policy. The Company's Board of Directors decides the timing and amount of any dividends we may pay. The Board expects to be able to continue to pay cash dividends for the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On May 3, 2023 our Board of Directors terminated the previous share repurchase program then in effect and authorized a new share repurchase program for the purchase of up to $500.0 million (net of taxes, fees and commissions), which has no specified expiration date. As of March 31, 2024, there was $500.0 million (net of taxes, fees and commissions) of remaining availability under the Board authorized share repurchase program.

Under the authorization, the Company may repurchase its shares from time to time through open market purchases, including 10b5-1 plans. Any share repurchases may be activated, suspended or discontinued at any time.

During fiscal 2024, we had no share repurchase activity pursuant to the previous share repurchase program or the May 3, 2023 authorization. This does not include 27 shares purchased during the year at an average price of $212.65 per share by the STERIS Corporation 401(k) Plan on behalf of an executive officer of the Company who may be deemed to be an affiliated purchaser.

During fiscal 2024, we obtained 76,645 of our ordinary shares in the aggregate amount of $11.8 million in connection with share-based compensation award programs.

The following table presents information with respect to purchases STERIS made of its ordinary shares under the share repurchase program during the fourth quarter of fiscal year 2024:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans at Period End (dollars in thousands)
January 1-31	—	$ —	—	$ 500,000
February 1-28	—	$ —	—	500,000
March 1-31	—	$ —	—	500,000
Total	—	$ —	—	$ 500,000

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

In Management's Discussion and Analysis ("MD&A"), we explain the general financial condition and the results of operations for STERIS and its subsidiaries including:

- what factors affect our business;
- what our earnings and costs were;
- why those earnings and costs were different from the year before;
- where our earnings came from;
- how this affects our overall financial condition;
- what our expenditures for capital projects were; and
- where cash is expected to come from to fund future debt principal repayments, growth outside of core operations, repurchase ordinary shares, pay cash dividends and fund future working capital needs.

The MD&A also analyzes and explains the annual changes in the specific line items in the Consolidated Statements of Income. As you read the MD&A, it may be helpful to refer to information in Item 1, "Business," Part I, Item 1A, "Risk Factors," and Note 12 to our consolidated financial statements titled, "Commitments and Contingencies" for a discussion of some of the matters that can adversely affect our business and results of operations. This information, discussion, and disclosure may be important to you in making decisions about your investments in STERIS.

FINANCIAL MEASURES

In the following sections of the MD&A, we may, at times, refer to financial measures that are not required to be presented in the consolidated financial statements under accounting principles generally accepted in the United States ("U.S. GAAP"). We sometimes use the following financial measures in the context of this report: backlog; debt-to-total capital; and days sales outstanding. We define these financial measures as follows:

- <u>Backlog</u> – We define backlog as the amount of unfilled capital equipment purchase orders at a point in time. We use this figure as a measure to assist in the projection of short-term financial results and inventory requirements.
- <u>Debt-to-total capital</u> – We define debt-to-total capital as total debt divided by the sum of total debt and shareholders' equity. We use this figure as a financial liquidity measure to gauge our ability to borrow and fund growth.
- <u>Days sales outstanding ("DSO")</u> – We define DSO as the average collection period for accounts receivable. It is calculated as net accounts receivable divided by the trailing four quarters' revenues, multiplied by 365 days. We use this figure to help gauge the quality of accounts receivable and expected time to collect.

We, at times, may also refer to financial measures which are considered to be "non-GAAP financial measures" under SEC rules. We have presented these financial measures because we believe that meaningful analysis of our financial performance is enhanced by an understanding of certain additional factors underlying that performance. These financial measures should not be considered an alternative to measures required by accounting principles generally accepted in the United States. Our calculations of these measures may differ from calculations of similar measures used by other companies, and you should be careful when comparing these financial measures to those of other companies. Additional information regarding these financial measures, including reconciliations of each non-GAAP financial measure, is available in the subsection of MD&A titled, "Non-GAAP Financial Measures."

REVENUES– DEFINED

As required by Regulation S-X, we separately present revenues generated as either product revenues or service revenues on our Consolidated Statements of Income for each period presented. When we discuss revenues, we may, at times, refer to revenues summarized differently than the Regulation S-X requirements. The terminology, definitions, and applications of terms that we use to describe revenues may be different from terms used by other companies. We use the following terms to describe revenues:

- Revenues – Our revenues are presented net of sales returns and allowances.
- Product Revenues – We define product revenues as revenues generated from sales of consumable and capital equipment products.
- Service Revenues – We define service revenues as revenues generated from parts and labor associated with the maintenance, repair, and installation of our capital equipment. Service revenues also include outsourced reprocessing services and instrument and scope repairs, as well as revenues generated from contract sterilization and laboratory services offered through our AST segment.
- Capital Equipment Revenues – We define capital equipment revenues as revenues generated from sales of capital equipment, which includes steam and gas sterilizers, low temperature liquid chemical sterilant processing systems, pure steam/water systems, surgical lights and tables, and integrated OR.
- Consumable Revenues – We define consumable revenues as revenues generated from sales of the consumable family of products, which includes dedicated consumables used in our V-PRO sterilizers and automated endoscope reprocessors, SYSTEM 1 and 1E consumables, gastrointestinal endoscopy accessories, instruments and tools, sterility assurance products, barrier protection solutions, and cleaning consumables.
- Recurring Revenues – We define recurring revenues as revenues generated from sales of consumable products and service revenues.

GENERAL OVERVIEW AND EXECUTIVE SUMMARY

STERIS is a leading global provider of products and services that support patient care with an emphasis on infection prevention. WE HELP OUR CUSTOMERS CREATE A HEALTHIER AND SAFER WORLD by providing innovative healthcare and life science products and services around the globe. We offer our Customers a unique mix of innovative products and services. These include: consumable products, such as detergents, endoscopy accessories, barrier products, instruments and tools; and services, including equipment installation and maintenance, microbial reduction of medical devices, instrument and scope repair, laboratory testing, outsourced reprocessing; and capital equipment, such as sterilizers, surgical tables, and automated endoscope reprocessors, and connectivity solutions such as operating room ("OR") integration.

We operate and report our financial information in three reportable business segments: Healthcare, Applied Sterilization Technologies ("AST"), and Life Sciences. Previously, we had four reportable business segments; however, as a result of the agreement to divest our Dental segment, Dental is presented as discontinued operations. Historical information has been retrospectively adjusted to exclude discontinued operations for comparability, as required. For more information, refer to Note 4 to our consolidated financial statements titled, "Discontinued Operations." Non-allocated operating costs that support the entire Company and items not indicative of operating trends are excluded from segment operating income. We describe our business segments in Note 13 to our consolidated financial statements titled, "Business Segment Information."

The bulk of our revenues are derived from healthcare, medical device and pharmaceutical Customers. Much of the growth in these industries is driven by the aging of the population throughout the world, as an increasing number of individuals are entering their prime healthcare consumption years, and is dependent upon advancement in healthcare delivery, acceptance of new technologies, government policies, and general economic conditions.

In addition, there is increased demand for medical procedures, including preventive screenings such as endoscopies and colonoscopies; and a desire by our Customers to operate more efficiently, all which are driving increased demand for many of our products and services.

Acquisitions. On August 2, 2023, we purchased the surgical instrumentation, laparoscopic instrumentation and sterilization container assets from Becton, Dickinson and Company ("BD") (NYSE: BDX). The acquired assets from BD are being integrated into our Healthcare segment.

The purchase price of the acquisition was $539.8 million. The acquisition also qualified for a tax benefit related to tax deductible goodwill, with a present value of approximately $60.0 million. The purchase price of the acquisition was financed with borrowings from our existing credit facility. For more information, refer to Note 8 to our consolidated financial statements titled, "Debt."

In addition to the acquisition of BD, we completed two other tuck-in acquisitions during fiscal 2024, which expanded our product and service offerings in the AST and Healthcare segments. Total aggregate consideration was approximately $6.5 million, net of cash acquired.

During fiscal 2023, we completed several tuck-in acquisitions which expanded our product and service offerings in the AST and Healthcare segments. Total aggregate consideration was approximately $49.8 million, including potential contingent consideration of $7.3 million.

Divestitures and Discontinued Operations. On April 11, 2024, the Company announced its plan to sell its Dental segment for total cash consideration of $787.5 million, subject to customary adjustments, and up to an additional $12.5 million in contingent payment should the Dental business achieve certain revenue targets in fiscal 2025. The transaction is structured as an equity sale. A component of an entity is reported in discontinued operations after meeting the criteria for held for sale classification if the disposition represents a strategic shift that has (or will have) a major effect on the entity's operations and financial results. We analyzed the quantitative and qualitative factors relevant to the divestiture of our Dental segment and determined that those conditions for discontinued operations presentation had been met prior to March 31, 2024. The Dental segment results of operations have been reclassified to income (loss) from discontinued operations in the Consolidated Statements of Income and we have classified our Dental segment's assets and liabilities as held for sale for all periods presented in the accompanying Consolidated Balance Sheets. Previously, the Dental business was a separate reportable segment. For additional information regarding this transaction and its effect on our financial reporting, refer to Note 4 titled "Discontinued Operations" and Note 13 titled "Business Segment Information." Proceeds received from the sale will be used to pay off existing debt.

On April 1, 2024, we completed the sale of the Controlled Environment Certification Services business. In fiscal 2025, we recorded net proceeds of $41.5 million. The business generated approximately $35.0 million in revenue during fiscal 2024.

For more information regarding our recent acquisitions and divestitures, see Note 3 to our consolidated financial statements titled, "Business Acquisitions and Divestitures."

Highlights. Revenues increased $602.4 million, or 13.3%, to $5,138.7 million for the year ended March 31, 2024, as compared to $4,536.3 million for the year ended March 31, 2023. These increases reflect higher volume, including the added volume from the acquisition of assets from BD in the Healthcare segment, and pricing.

Our gross profit percentage decreased to 43.2% for fiscal 2024 as compared to 43.7% for fiscal 2023. Unfavorable impacts from productivity, inflationary cost increases for materials and labor, and restructuring charges were partially offset by favorable impacts from pricing.

Fiscal 2024 income from operations increased 5.7% to $836.1 million over fiscal 2023 income from operations of $791.1 million. This increase was primarily due to the benefit of higher volume and pricing during fiscal 2024 which was partially offset by restructuring charges incurred during fiscal 2024.

Cash flows provided by operating activities were $973.3 million and free cash flow was $620.3 million in fiscal 2024 compared to cash flows provided by operating activities of $756.9 million and free cash flow of $409.6 million in fiscal 2023 (see subsection of MD&A titled, "Non-GAAP Financial Measures" for additional information and related reconciliation of cash flows from operations to free cash flow). Cash flows from operations resulted from the increase in operating activity and lower use of cash for working capital requirements. The increase in free cash flow was driven by cash flows from operations as capital spending in fiscal 2024 was comparable to fiscal 2023.

Our debt-to-total capital ratio was 33.7% at March 31, 2024. During the year, we increased our quarterly dividend for the eighteenth consecutive year to $0.52.

Outlook. In fiscal 2025 and beyond, we expect to manage our costs, grow our business with internal product and service development, invest in greater capacity, and augment these value creating methods with potential acquisitions of additional products and services. We anticipate continued inflation pressure in fiscal 2025, but not at the significant level experienced in fiscal 2024 and 2023. Please refer to "Information With Respect to Our Business In General" in Item 1."Business" to this Annual Report on Form 10-K.

NON-GAAP FINANCIAL MEASURES

We, at times, refer to financial measures which are considered to be "non-GAAP financial measures" under the Securities and Exchange Commission rules. We, at times, also refer to our results of operations excluding certain transactions or amounts that are non-recurring or are not indicative of future results, in order to provide meaningful comparisons between the periods presented.

These non-GAAP financial measures are not intended to be, and should not be, considered separately from or as an alternative to the most directly comparable U.S. GAAP financial measures.

These non-GAAP financial measures are presented with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision-making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented.

We believe that the presentation of these non-GAAP financial measures, when considered along with our U.S. GAAP financial measures and the reconciliation to the corresponding U.S. GAAP financial measures, provides the reader with a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. It is important for the reader to note that the non-GAAP financial measures used may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

We define free cash flow as net cash provided by operating activities as presented in the Consolidated Statements of Cash Flows less purchases of property, plant, equipment, and intangibles (capital expenditures) plus proceeds from the sale of property, plant, equipment, and intangibles, which are also presented within investing activities in the Consolidated Statements of Cash Flows. We use this as a measure to gauge our ability to pay cash dividends, fund growth outside of core operations, fund future debt principal repayments, and repurchase shares.

The following table summarizes the calculation of our free cash flow for the years ended March 31, 2024 and 2023:

	Years Ended March 31,			
(dollars in thousands)		2024		2023
Net cash provided by operating activities	$	973,274	$	756,947
Purchases of property, plant, equipment and intangibles, net		(360,326)		(361,969)
Proceeds from the sale of property, plant, equipment and intangibles		7,381		14,587
Free cash flow	$	**620,329**	$	409,565

RESULTS OF OPERATIONS

In the following subsections, we discuss our performance and the factors affecting it. We begin with a general overview of our operating results and then separately discuss earnings for our operating segments. As a result of the agreement to divest our Dental segment, Dental is presented as discontinued operations. Historical information has been retrospectively adjusted to reflect these changes for comparability, as required. Therefore, the discussion within this Results of Operations section excludes discontinued operations and relates solely to our continuing operations.

The discussion of and factors affecting our performance for the year ended March 31, 2023 compared to the fiscal year ended March 31, 2022 is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II of our Annual Report on Form 10-K for the year ended March 31, 2023.

FISCAL 2024 AS COMPARED TO FISCAL 2023

Revenues. The following table compares our revenues, in total and by type and geography, for the year ended March 31, 2024 to the year ended March 31, 2023:

(dollars in thousands)	Years Ended March 31,		Change	Percent Change
	2024	2023		
Total revenues	$ **5,138,701**	$ 4,536,266	$ 602,435	13.3 %
Revenues by type:				
Service revenues	**2,374,747**	2,172,512	202,235	9.3 %
Consumable revenues	**1,502,378**	1,293,284	209,094	16.2 %
Capital equipment revenues	**1,261,576**	1,070,470	191,106	17.9 %
Revenues by geography [1]:				
Ireland revenues	**82,695**	74,292	8,403	11.3 %
United States revenues	**3,751,437**	3,254,373	497,064	15.3 %
Other foreign revenues	**1,304,569**	1,207,601	96,968	8.0 %

[1] Allocation of revenue by geography is based on the location of delivery or distribution of products or location where services are performed.

Revenues increased $602.4 million, or 13.3%, to $5,138.7 million for the year ended March 31, 2024, as compared to $4,536.3 million for the year ended March 31, 2023. These increases reflect higher volume, including the added volume from the acquisition of assets from BD in the Healthcare segment, and pricing.

Service revenues for fiscal 2024 increased $202.2 million, or 9.3% over fiscal 2023, reflecting growth in the Healthcare, AST, and Life Sciences segments. Consumable revenues for fiscal 2024 increased $209.1 million, or 16.2%, over fiscal 2023, reflecting growth in the Healthcare and Life Sciences segments. Capital equipment revenues for fiscal 2024 increased by $191.1 million, or 17.9%, over fiscal 2023, reflecting growth in the Healthcare and Life Sciences segments, which were partially offset by a decline in the AST segment.

Ireland revenues for fiscal 2024 were $82.7 million, representing an increase of $8.4 million, or 11.3%, over fiscal 2023 revenues of $74.3 million, reflecting growth in service and consumable revenues, which were partially offset by a decline in capital equipment revenues.

United States revenues for fiscal 2024 were $3,751.4 million, representing an increase of $497.1 million, or 15.3%, over fiscal 2023 revenues of $3,254.4 million, reflecting growth in service, consumable, and capital equipment revenues.

Revenues from other foreign locations for fiscal 2024 were $1,304.6 million, representing an increase of $97.0 million, or 8.0% over the fiscal 2023 revenues of $1,207.6 million. The increase reflects growth within the Europe, Middle East & Africa, Canada, Asia Pacific and Latin American regions driven by increases in service, consumable, and capital equipment revenues.

Gross Profit. The following table compares our gross profit for the year ended March 31, 2024 to the year ended March 31, 2023:

(dollars in thousands)	Years Ended March 31,		Change	Percent Change
	2024	2023		
Gross profit:				
Product	$ **1,247,872**	$ 1,092,391	$ 155,481	14.2 %
Service	**970,288**	888,335	81,953	9.2 %
Total gross profit	$ **2,218,160**	$ 1,980,726	$ 237,434	12.0 %
Gross profit percentage:				
Product	**45.1 %**	46.2 %		
Service	**40.9 %**	40.9 %		
Total gross profit percentage	**43.2 %**	43.7 %		

Our gross profit is affected by the volume, pricing and mix of sales of our products and services, as well as the costs associated with the products and services that are sold. Our gross profit percentage decreased to 43.2% for fiscal 2024 as compared to 43.7% for fiscal 2023. Unfavorable impacts from inflation and material costs (120 basis points), restructuring charges (40 basis points), adjustments and other charges (40 basis points), productivity (30 basis points), and fluctuations in currency (10 basis points) were partially offset by favorable impacts from pricing (150 basis points), mix (30 basis points), and acquisitions (10 basis points).

Operating Expenses. The following table compares our operating expenses for the year ended March 31, 2024 to the year ended March 31, 2023:

| (dollars in thousands) | Years Ended March 31, | | Change | Percent Change |
	2024	2023		
Operating expenses:				
Selling, general, and administrative	$ **1,252,318**	$ 1,090,663	$ 161,655	14.8 %
Research and development	**103,679**	98,477	5,202	5.3 %
Restructuring expenses	**26,045**	485	25,560	NM
Total operating expenses	$ **1,382,042**	$ 1,189,625	$ 192,417	16.2 %

NM - Not meaningful

Selling, General, and Administrative Expenses. Significant components of total selling, general, and administrative expenses ("SG&A") are compensation and benefit costs, fees for professional services, travel and entertainment expenses, facility costs, gains or losses from divestitures, and other general and administrative expenses. SG&A increased 14.8% in fiscal 2024 over fiscal 2023. The fiscal 2024 increase is primarily attributable to increased compensation, including incentive compensation and benefit costs, as well as increase in dealer incentives and professional fees.

Research and Development. Research and development expenses increased $5.2 million in fiscal 2024 over fiscal 2023. Research and development expenses are influenced by the number and timing of in-process projects and labor hours and other costs associated with these projects. Our research and development initiatives continue to emphasize new product development, product improvements, and the development of new technological platform innovations. During fiscal 2024, our investments in research and development have continued to be focused on, but were not limited to, enhancing capabilities of sterile processing combination technologies, procedural products and accessories, and devices and support accessories used in gastrointestinal endoscopy procedures.

Restructuring Expenses. We adopted and announced a targeted restructuring plan (the "Restructuring Plan"). This plan includes a strategic shift in our approach to the Healthcare surgical business in Europe, as well as other actions including the impairment of an internally developed X-ray accelerator, product rationalizations and facility consolidations. Less than 300 positions are being eliminated. These restructuring actions are designed to enhance profitability and improve efficiency, and we expect to be substantially complete with the actions by the end of fiscal 2025. We are anticipating improvements in income from operations of approximately $25.0 million per year, with the majority of the benefit being in fiscal 2026 and beyond due to timing of actions.

We have incurred pre-tax expenses totaling $44.4 million related to these restructurings in fiscal 2024, of which $26.1 million was recorded as restructuring expenses and $18.3 million was recorded in Cost of revenues. A total of $19.0 million and $25.4 million was recorded to the Healthcare and AST segments, respectively, while a total of $40.0 thousand was related to Corporate. We expect to incur additional restructuring expenses related to this plan of approximately $55.3 million, which includes $51.3 million related to Healthcare, $3.0 million related to AST, $0.8 million related to Life Sciences, and $0.2 million related to Corporate. The $55.3 million is comprised of $36.2 million related to severance and other compensation related costs, $15.3 million related to lease and other contract termination and other costs, and $3.8 million related to accelerated depreciation and amortization.

The following table summarizes our total pre-tax restructuring expenses recorded in fiscal 2024 related to the Restructuring Plan:

Year Ended March 31, 2024	**Restructuring Plan**
Asset impairment	$ **25,392**
Product rationalization [1]	**18,320**
Severance and other compensation related costs	**678**
Total Restructuring Expense	$ **44,390**

[1] Recorded in Cost of revenues on the Consolidated Statements of Income.

Non-Operating Expenses, Net. Non-operating expenses, net consists of interest expense on debt, offset by interest earned on cash, cash equivalents, short-term investment balances, and other miscellaneous (income) expense. The following table compares our net non-operating expenses, net for the year ended March 31, 2024 to the year ended March 31, 2023:

(dollars in thousands)	Years Ended March 31,		Change
	2024	2023	
Non-operating expenses, net:			
Interest expense	$ 144,351	$ 107,956	$ 36,395
Interest and miscellaneous (income) expense	(11,043)	2,879	(13,922)
Non-operating expenses, net	$ 133,308	$ 110,835	$ 22,473

Interest expense increased $36.4 million during fiscal 2024 over fiscal 2023, primarily due to higher interest rates and principal amount of outstanding floating rate debt. For more information, refer to Note 8 to our consolidated financial statements titled, "Debt."

The fluctuation in interest and miscellaneous (income) expense during fiscal 2024, as compared to fiscal 2023, totaled $13.9 million and is primarily attributable to gains recognized as a result of mark to market adjustments which were realized upon the sale of an equity investment as well as interest income accrued on an income tax refund. Additional information regarding the mark to market adjustments of our equity investments is included in Note 19 to our consolidated financial statements titled, "Fair Value Measurements."

Income Tax Expense. The following table compares our tax expense and effective income tax rates for the years ended March 31, 2024 and March 31, 2023:

(dollars in thousands)	Years Ended March 31,		Change	Percent Change
	2024	2023		
Income tax expense	$ 149,530	$ 124,069	$ 25,461	20.5%
Effective income tax rate	**21.3 %**	18.2 %		

The effective income tax rates from continuing operations for fiscal 2024 was 21.3% compared to 18.2% for fiscal 2023. The fiscal 2024 effective tax rate from continuing operations increased when compared to 2023, primarily due to non-recurring favorable discrete items recognized in fiscal 2023. Additional information regarding our income tax expense and effective income tax rate, is included in Note 10 to our consolidated financial statements titled, "Income Taxes."

Business Segment Results of Operations.

We operate and report our financial information in three reportable business segments: Healthcare, AST, and Life Sciences. Previously, we had four reportable business segments; however, as a result of the agreement to divest our Dental segment, Dental is presented as discontinued operations. Historical information has been retrospectively adjusted to reflect these changes for comparability, as required.

Our Healthcare segment provides a comprehensive offering for healthcare providers worldwide, focused on sterile processing departments and procedural centers, such as operating rooms and endoscopy suites. Our products and services range from infection prevention consumables and capital equipment, as well as services to maintain that equipment; to the repair of re-usable procedural instruments; to outsourced instrument reprocessing services. In addition, our procedural solutions also include endoscopy accessories, instruments, and capital equipment infrastructure used primarily in operating rooms, ambulatory surgery centers, endoscopy suites, and other procedural areas.

Our AST segment supports medical device and pharmaceutical manufacturers through a global network of contract sterilization and laboratory testing facilities, and integrated sterilization equipment and control systems. Our technology-neutral offering supports Customers every step of the way, from testing through sterilization.

Our Life Sciences segment provides a comprehensive offering of products and services designed to support biopharmaceutical and medical device research and manufacturing facilities, in particular those focused on aseptic manufacturing. Our portfolio includes a full suite of consumable products, equipment maintenance, specialty services, and capital equipment.

We disclose a measure of segment income that is consistent with the way management operates and views the business. The accounting policies for reportable segments are the same as those for the consolidated Company.

For more information regarding our segments please refer to Note 13 to our consolidated financial statements titled, "Business Segment Information," and Item 1, "Business."

The following table compares business segment revenues as well as impacts from acquisitions, divestitures, and foreign currency movements for the year ended March 31, 2024 to the year ended March 31, 2023.

	As reported, U.S. GAAP		Impact of Acquisitions	Impact of Divestitures	Impact of Foreign Currency Movements	U.S. GAAP Growth	Organic Growth	Constant Currency Organic Growth
	Years ended March 31,							
	2024	2023	2024	2023	2024	2024	2024	2024
Segment revenues:								
Healthcare	**$ 3,613,019**	$ 3,085,131	$ 119,285	$ —	$ 13,584	17.1 %	13.2 %	12.8 %
AST	**953,980**	914,431	—	—	10,449	4.3 %	4.3 %	3.2 %
Life Sciences	**571,702**	536,704	—	—	3,621	6.5 %	6.5 %	5.8 %
Total	**$ 5,138,701**	$ 4,536,266	$ 119,285	$ —	$ 27,654	13.3 %	10.7 %	10.0 %

Note: Organic revenue growth and constant currency organic revenue growth are non-GAAP financial measures of revenue performance. Organic revenue growth is calculated by removing the impact of acquisitions and divestitures for one year following the respective transaction from the GAAP revenue growth. Constant currency organic revenue growth is subject to a further adjustment to eliminate the impact of foreign currency movements.

Healthcare revenues increased 17.1% in fiscal 2024, as compared to fiscal 2023, reflecting growth in capital equipment, consumable, and service revenues of 21.7%, 18.9%, 11.8%, respectively. The constant currency organic growth of 12.8% is primarily due to increased volume, impacting revenues by a low double digit percentage, as well as increased pricing.

The Healthcare segment's backlog at March 31, 2024 amounted to $353.8 million. The Healthcare segment's backlog at March 31, 2023 was $494.7 million. The decrease is due to increased shipments during fiscal 2024 as compared to fiscal 2023, resulting from shortened lead times and easing of supply chain constraints.

AST revenues increased 4.3% in fiscal 2024, as compared to fiscal 2023. The constant currency organic growth of 3.2% is primarily due to increased pricing, impacting revenues by a mid-single digit percentage, partially offset by lower volume. Revenue was negatively impacted by medical device Customer inventory management and the continued reduction in demand from bioprocessing Customers.

Life Sciences revenues increased 6.5% in fiscal 2024, as compared to fiscal 2023 reflecting growth in service, capital equipment, and consumable revenues of 11.1%, 5.5%, 4.3% respectively. The constant currency organic growth of 5.8% is primarily due to increased pricing, impacting revenues by a mid-single digit percentage, as well as higher volume.

The Life Sciences backlog at March 31, 2024 and 2023 amounted to $71.4 million and $104.9 million, respectively. The decrease is primarily due to the timing of shipments and a decrease in orders as compared to the same period in the prior year.

The following table compares business segment and Corporate operating income for the year ended March 31, 2024 to the year ended March 31, 2023

(dollars in thousands)	Years ended March 31, 2024	2023	Change	Percent Change
Operating income (loss):				
Healthcare	**871,358**	706,020	165,338	23.4 %
AST	**439,744**	429,020	10,724	2.5 %
Life Sciences	**221,349**	210,225	11,124	5.3 %
Corporate	**(348,497)**	(264,974)	(83,523)	31.5 %
Total operating income before adjustments	**$ 1,183,954**	$ 1,080,291	$ 103,663	9.6 %
Less: Adjustments				
Amortization of acquired intangible assets [1]	**266,420**	256,355		
Acquisition and integration related charges [2]	**25,526**	23,486		
Tax restructuring costs [3]	**620**	661		
Gain on fair value adjustment of acquisition related contingent consideration [1]	**—**	(3,100)		
Net loss (gain) on divestiture of businesses [1]	**873**	(67)		
Amortization of inventory and property "step up" to fair value [1]	**10,032**	11,370		
Restructuring charges [4]	**44,365**	485		
Income from operations	**$ 836,118**	$ 791,101		

[1] For more information regarding our recent acquisitions and divestitures, refer to Note 3 to our consolidated financial statements titled, "Business Acquisitions and Divestitures."
[2] Acquisition and integration related charges include transaction costs and integration expenses associated with acquisitions.
[3] Costs incurred in connection with the Redomiciliation and subsequent tax restructuring.
[4] For more information regarding our restructurings, refer to Note 2 to our consolidated financial statements titled, "Restructuring."

The Healthcare segment's operating income increased $165.3 million to $871.4 million in fiscal year 2024, as compared to $706.0 million in fiscal year 2023. The segment's operating margins were 24.1% for fiscal year 2024 and 22.9% for fiscal year 2023. The increase in operating income and margin for the year is primarily due to the benefits of higher volume, including added volume from the acquisition of assets from BD, and pricing, which were partially offset by increased compensation, mostly due to commissions, and increased costs caused by inflation.

The AST segment's operating income increased $10.7 million to $439.7 million in fiscal year 2024, as compared to $429.0 million in fiscal year 2023. The increase in operating income is primarily due to favorable pricing. The AST segment's operating margins were 46.1% for fiscal year 2024 and 46.9% for fiscal year 2023. The decrease in operating margin is primarily due to higher labor costs and decreased productivity, which exceeded the benefits of favorable pricing.

The Life Sciences business segment's operating income increased $11.1 million to $221.3 million in fiscal year 2024, as compared to $210.2 million in fiscal year 2023. The increase in operating income was primarily due to favorable pricing and volume, which were partially offset by increased costs caused by inflation. The segment's operating margins were 38.7% for fiscal year 2024 and 39.2% for fiscal year 2023. The decrease in operating margin was primarily due to increased costs due to inflation, which exceeded the benefits of favorable pricing.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes significant components of our cash flows for the years ended March 31, 2024 and 2023:

(dollars in thousands)	Years Ended March 31, 2024	2023
Net cash provided by operating activities	**$ 973,274**	$ 756,947
Net cash used in investing activities	**(887,361)**	(383,330)
Net cash used in financing activities	**(85,186)**	(498,718)
Debt-to-total capital ratio	**33.7 %**	33.6 %
Free cash flow	**$ 620,329**	$ 409,565

Net Cash Provided By Operating Activities – The net cash provided by our operating activities was $973.3 million for the year ended March 31, 2024, compared to $756.9 million for the year ended March 31, 2023. Net cash provided by operating activities increased in fiscal 2024 by 28.6% over fiscal 2023, and resulted from the increase in operating activity and lower use of cash for working capital requirements.

Net Cash Used In Investing Activities – The net cash used in our investing activities was $887.4 million for the year ended March 31, 2024, compared to $383.3 million for the year ended March 31, 2023. The following discussion summarizes the significant changes in our investing cash flows for the years ended March 31, 2024 and 2023:

- Purchases of property, plant, equipment, and intangibles, net – Capital expenditures was comparable in fiscal 2024 and 2023, totaling $360.3 million and $362.0 million for fiscal 2024 and 2023, respectively.

- Proceeds from the sale of property, plant, equipment and intangibles – During fiscal 2024 and 2023 we received $7.4 million and $14.6 million, respectively, for proceeds from the sale of property, plant, equipment and intangibles. The fiscal 2024 proceeds primarily related to the sale of a facility previously used by the AST segment. The fiscal 2023 proceeds were primarily from the sale of a facility previously used by the Dental segment.

- Proceeds from the sale of business – During fiscal 2024, we received proceeds of $9.5 million from the release of funds held in escrow related to the sale of the Renal Care business during fiscal 2022. During 2023, we sold the remaining component of the Animal Healthcare business for $6.6 million. For more information, refer to Note 3 to our consolidated financial statements titled, "Business Acquisitions and Divestitures."

- Proceeds from the sale of investments – During fiscal 2024, we received $3.9 million in proceeds from the sale of one of our equity investments. For more information refer to Note 19 to our consolidated financial statements, titled "Fair Value Measurements."

- Investment in convertible notes – During fiscal 2024, we invested $1.5 million in convertible notes related to funding the development of intellectual property.

- Acquisition of businesses, net of cash acquired – During fiscal 2024 and 2023, we used $546.3 million and $42.6 million, respectively, for acquisitions. For more information on these acquisitions refer to Note 3 to our consolidated financial statements titled, "Business Acquisitions and Divestitures."

Net Cash Used In Financing Activities – Net cash used in financing activities was $85.2 million for the year ended March 31, 2024, compared to net cash used in financing activities of $498.7 million for the year ended March 31, 2023. The following discussion summarizes the significant changes in our financing cash flows for the years ended March 31, 2024 and 2023:

- Payments on term loans – During fiscal 2024 and 2023, we repaid $60.0 million and $156.9 million of our term loans, respectively. For more information on our term loans, refer to Note 8 to our consolidated financial statements titled, "Debt."

- Payments on Private Placement Senior Notes – During fiscal 2023, we repaid $91.0 million of private placement debt. For more information on our Private Placement Senior Notes, refer to Note 8 to our consolidated financial statements titled, "Debt."

- Proceeds under credit facilities, net – Net proceeds received under credit facilities totaled $181.5 million and $241.7 million for fiscal 2024 and 2023, respectively. At the end of fiscal 2024, $484.5 million of debt was outstanding under our bank credit facility, compared to $301.7 million of debt outstanding under this facility at the end of fiscal 2023. We provide additional information about our bank credit facility in Note 8 to our consolidated financial statements titled, "Debt."

- Acquisition related deferred or contingent consideration – During fiscal 2024 and 2023, we paid $6.2 million and $1.5 million in acquisition related deferred and contingent consideration, respectively. The fiscal 2024 increase is primarily related to the payout of contingent consideration from a prior acquisition in the amount of $5.0 million.

- Repurchases of ordinary shares – During fiscal 2024 and 2023, we obtained 76,645 and 79,169, respectively, of our ordinary shares in connection with share-based compensation award programs in the aggregate amount of $11.8 million and $13.5 million, respectively. During fiscal 2024, we did not purchase any ordinary shares through our share repurchase program. During fiscal 2023, we purchased 1,563,983 of our ordinary shares through our share repurchase program in the aggregate amount of $295.0 million. We provide additional information about our share repurchases in Note 15 to our consolidated financial statements titled, "Repurchases of Ordinary Shares."

- Cash dividends paid to ordinary shareholders – During fiscal 2024, we paid cash dividends totaling $200.6 million or $2.03 per outstanding share. During fiscal 2023, we paid cash dividends totaling $183.5 million or $1.84 per outstanding share.

- Transactions with noncontrolling interest holders – During fiscal 2024 and 2023, we paid $1.6 million and $0.8 million, respectively, in distributions to noncontrolling interest holders. During fiscal 2024, we also received $3.0 million in contributions from noncontrolling interest holders.

- Stock option and other equity transactions, net – We generally receive cash for issuing shares upon the exercise of options under our employee stock option program. During fiscal 2024 and fiscal 2023, we received cash proceeds totaling $10.5 million and $1.8 million, respectively, under these programs.

Cash Flow Measures. The net cash provided by our operating activities was $973.3 million in fiscal 2024 compared to $756.9 million in fiscal 2023. Free cash flow was $620.3 million in fiscal 2024, compared to $409.6 million in fiscal 2023 (see subsection above titled "Non-GAAP Financial Measures" for additional information and related reconciliation of cash flows from operations to free cash flow). The fiscal 2024 increase in free cash flow was driven by cash flows from operations as capital spending in fiscal 2024 was comparable to fiscal 2023.

Our debt-to-total capital ratio was 33.7% at March 31, 2024 and 33.6% at March 31, 2023.

Sources of Credit. Our sources of credit as of March 31, 2024 are summarized in the following table:

(dollars in thousands)	Maximum Amounts Available	Reductions in Available Credit Facility for Other Financial Instruments	March 31, 2024 Amounts Outstanding	March 31, 2024 Amounts Available
Sources of Credit				
Private Placement Senior Notes	$ 751,433	—	$ 751,433	$ —
Term Loan	45,000	—	45,000	—
Delayed Draw Term Loan	593,126	—	593,126	—
Revolving Credit Agreement [1]	1,250,000	11,444	484,529	754,027
Senior Public Notes	1,350,000	—	1,350,000	—
Total Sources of Credit	$ 3,989,559	$ 11,444	$ 3,224,088	$ 754,027

[1] At March 31, 2024, there were $11.4 million of letters of credit outstanding under the Credit Agreement.

Our sources of funding from credit as of March 31, 2024 are summarized below:

- On March 19, 2021, the Company, STERIS Corporation, STERIS Limited ("Limited"), and STERIS Irish FinCo Unlimited Company ("FinCo", "STERIS Irish FinCo"), each as a borrower and guarantor, entered into a credit agreement with various financial institutions as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the "Revolving Credit Agreement") providing for a $1,250.0 million revolving credit facility (the "Revolver"), which replaced a prior revolving credit agreement.

- The Revolver provides for revolving credit borrowings, swing line borrowings and letters of credit, with sublimits for swing line borrowings and letters of credit. The Revolver may be increased in specified circumstances by up to $625.0 million at the discretion of the lenders. The Revolver matures on the date that is five years after March 19, 2021, and all unpaid borrowings, together with accrued and unpaid interest thereon, are repayable on that date. The Revolver bears interest from time to time, at either the Base Rate, the applicable Relevant Rate, or the applicable Adjusted Daily Simple RFR, as defined in and calculated under and as in effect from time to time under the Revolving Credit Agreement, plus the Applicable Margin, as defined in the Revolving Credit Agreement. The Applicable Margin is determined based on the Debt Rating of STERIS, as defined in the Credit Agreement. Interest on Base Rate Advances is payable quarterly in arrears, interest on Term Benchmark Advances is payable at the end of the relevant interest period therefor, but in no event less frequently than every three months, and interest on RFR Advances is payable monthly after the date of borrowing. Swingline borrowings bear interest at a rate to be agreed upon by the applicable swingline lender and the applicable borrower, subject to a cap in the case of swingline borrowings denominated in U.S. Dollars equal to the Base Rate plus the Applicable Margin for Base Rate Advances plus the Facility Fee. Advances may be extended in U.S. Dollars or in specified alternative currencies.

- On March 19, 2021, the Company, STERIS Corporation, Limited, and FinCo, each as a borrower and guarantor, entered into a term loan agreement with various financial institutions as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the "Term Loan Agreement") providing for a $550.0 million term loan facility (the "Term Loan"), which replaced an existing term loan agreement, dated as of November 18, 2020 (the "Existing Term Loan Agreement"). The proceeds of the Term Loan were used to refinance the Existing Term Loan Agreement.

- The Term Loan matures on the date that is five years after March 19, 2021 (the "Term Loan Closing Date"). No principal payments are due on the Term Loan for the period beginning from the first full fiscal quarter ended after the Term Loan Closing Date to and including the fourth full fiscal quarter ended after the Term Loan Closing Date. For the period beginning from the fifth full fiscal quarter ended after the Term Loan Closing Date to and including the twelfth full fiscal quarter ended after the Term Loan Closing Date, quarterly principal payments, each in the amount of 1.25% of the original principal amount of the Term Loan, are due on the last business day of each fiscal quarter. For the period beginning from the thirteenth full fiscal quarter ended after the Term Loan Closing Date through the maturity of the loan, quarterly principal payments, each in the amount of 1.875% of the original principal amount of the Term Loan, are due on the last business day of each fiscal quarter. The remaining unpaid principal is due and payable on the maturity date.

- The Term Loan bears interest from time to time, at either the Base Rate or the Adjusted Term SOFR Rate, as defined in and calculated under and as in effect from time to time under the Term Loan Agreement, plus the Applicable Margin, as defined in the Term Loan Agreement. The Applicable Margin is determined based on the Debt Rating of STERIS, as defined in the Term Loan Agreement. Interest on Base Rate Advances is payable quarterly in arrears and interest on Term Benchmark Advances is payable in arrears at the end of the relevant interest period therefor, but in no event less frequently than every three months.

- Also on March 19, 2021, the Company, STERIS Corporation, Limited, and FinCo, each as a borrower and guarantor, entered into a delayed draw term loan agreement with various financial institutions as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the "Delayed Draw Term Loan Agreement") providing for a delayed draw term loan facility of up to $750.0 million (the "Delayed Draw Term Loan") in connection with STERIS's acquisition of Cantel. During the first quarter of fiscal 2022, we borrowed $650.0 million under our Delayed Draw Term Loan Agreement. The Delayed Draw Term Loan was funded by the lenders upon consummation of the Cantel acquisition (the "Acquisition Closing Date"). The proceeds of the Delayed Draw Term Loan were used, together with the proceeds from other new indebtedness, to fund the cash consideration for the acquisition, as well as for various other items.

- The Delayed Draw Term Loan matures on the date that is five years after the Acquisition Closing Date. No principal payments are due on the Delayed Draw Term Loan for the period beginning from the first full fiscal quarter ended after the Acquisition Closing Date to and including the fourth full fiscal quarter ended after the Acquisition Closing Date. For the period beginning from the fifth full fiscal quarter ended after the Acquisition Closing Date to and including the twelfth full fiscal quarter ended after the Acquisition Closing Date, quarterly principal payments, each in the amount of 1.25% of the original principal amount of the Delayed Draw Term Loan, are due on the last business day of each fiscal quarter. For the period beginning from the thirteenth full fiscal quarter ended after the Acquisition Closing Date through the maturity of the loan, quarterly principal payments, each in the amount of 1.875% of the original principal amount of the Delayed Draw Term Loan, are due on the last business day of each fiscal quarter. The remaining unpaid principal is due and payable on the maturity date.

- The Delayed Draw Term Loan bears interest from time to time, at either the Base Rate or the Adjusted Term SOFR Rate, as defined in and calculated under and as in effect from time to time under the Delayed Draw Term Loan Agreement, plus the Applicable Margin, as defined in the Delayed Draw Term Loan Agreement. The Applicable Margin is determined based on the Debt Rating of STERIS, as defined in the Delayed Draw Term Loan Agreement. Interest on Base Rate Advances is payable quarterly in arrears and interest on Term Benchmark Advances is payable in arrears at the end of the relevant interest period therefor, but in no event less frequently than every three months.

- On May 3, 2023, in connection with the upcoming replacement of U.S. dollar LIBOR with SOFR, the Borrower, Guarantors, Lenders, and JPMorgan Chase Bank, N.A., each as defined in each of the agreements, amended the Revolving Credit Agreement, the Term Loan Agreement, and the Delayed Draw Term Loan Agreement. The amendments concern pricing, technical, administrative, and operational changes related to borrowings in U.S. dollars. The above descriptions reflect those amendments.

- On April 1, 2021, FinCo (the "Issuer") completed an offering of $1,350.0 million in aggregate principal amount, of its senior notes in two separate tranches: (i) $675.0 million aggregate principal amount of the Issuer's 2.70% Senior Notes due 2031 (the "2031 Notes") and (ii) $675.0 million aggregate principal amount of the Issuer's 3.750% Senior Notes due 2051 (the "2051 Notes" and, together with the 2031 Notes, the "Senior Public Notes"). The Senior Public Notes were issued pursuant to an Indenture, dated as of April 1, 2021 (the "Base Indenture"), among FinCo, the Company, STERIS Corporation and Limited (the "Guarantors") and U.S. Bank National Association as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of April 1, 2021, among FinCo, the Guarantors and the Trustee (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). Each of the Guarantors guaranteed the Senior Public Notes jointly and severally on a senior unsecured basis. The 2031 Notes will mature on March 15, 2031 and the 2051 Notes will mature on March 15, 2051. The Senior Public Notes will bear interest at the rates set forth above. Interest on the Senior Public Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2021, until their respective maturities.

- As of March 31, 2024, a total of $484.5 million was outstanding under the Revolving Credit Agreement, based on currency exchange rates as of March 31, 2024. At March 31, 2024, we had $754.0 million of unused funding available under the Revolving Credit Agreement. The Revolving Credit Agreement includes a sub-limit that reduces the maximum amount available to us by letters of credit outstanding. At March 31, 2024, there was $11.4 million in letters of credit outstanding under the Credit Agreement. As of March 31, 2024, $45.0 million and $593.1 million were outstanding under the Term Loan and Delayed Draw Term Loan, respectively.

Our outstanding Private Placement Senior Notes at March 31, 2024 were as follows:

(dollars in thousands)	Applicable Note Purchase Agreement	Maturity Date	U.S. Dollar Value at March 31, 2024
$80,000 Senior notes at 3.35%	2012 Private Placement	December 2024	**80,000**
$25,000 Senior notes at 3.55%	2012 Private Placement	December 2027	**25,000**
$125,000 Senior notes at 3.45%	2015 Private Placement	May 2025	**125,000**
$125,000 Senior notes at 3.55%	2015 Private Placement	May 2027	**125,000**
$100,000 Senior notes at 3.70%	2015 Private Placement	May 2030	**100,000**
$50,000 Senior notes at 3.93%	2017 Private Placement	February 2027	**50,000**
€60,000 Senior notes at 1.86%	2017 Private Placement	February 2027	**64,708**
$45,000 Senior notes at 4.03%	2017 Private Placement	February 2029	**45,000**
€20,000 Senior notes at 2.04%	2017 Private Placement	February 2029	**21,569**
£45,000 Senior notes at 3.04%	2017 Private Placement	February 2029	**56,799**
€19,000 Senior notes at 2.30%	2017 Private Placement	February 2032	**20,491**
£30,000 Senior notes at 3.17%	2017 Private Placement	February 2032	**37,866**
Total Senior Notes			**$ 751,433**

The Private Placement Senior Notes were issued as follows:

- On February 27, 2017, Limited issued and sold an aggregate principal amount of $95.0 million, €99.0 million, and £75.0 million of senior notes in a private placement to certain institutional investors in an offering that was exempt from the registration requirements of the Securities Act of 1933. These notes have maturities of between 10 years and 15 years from the issue date. The agreement governing these notes contains leverage and interest coverage covenants.

- On May 15, 2015, STERIS Corporation issued and sold $350.0 million of senior notes in a private placement to certain institutional investors in an offering that was exempt from the registration requirements of the Securities Act of 1933. These notes have maturities of 10 years to 15 years from the issue date. The agreement governing these notes contains leverage and interest coverage covenants.

- In December 2012 and in February 2013, STERIS Corporation issued and sold $200.0 million of senior notes in a private placement to certain institutional investors in offerings that were exempt from the registration requirements of the Securities Act of 1933. The agreement governing the notes contains leverage and interest coverage covenants.

- On March 19, 2021, STERIS Corporation as issuer, and the Company, Limited and FinCo, as guarantors, entered into (1) a First Amendment to Amended and Restated Note Purchase Agreement dated March 5, 2019 (which had amended and restated certain note purchase agreements originally dated December 4, 2012) per the 2012 and 2013 senior notes (the "2012 Amendment"), and (2) a First Amendment to Amended and Restated Note Purchase Agreement dated March 5, 2019 (which had amended and restated certain note purchase agreements originally dated March 31, 2015) for the 2015 senior notes (the "2015 Amendment"). Also on March 19, 2021, Limited, as Issuer, and the Company, STERIS Corporation and FinCo, as guarantors, entered into a First Amendment to Amended and Restated Note Purchase Agreement dated March 5, 2019 (which had amended and restated a certain note purchase agreement originally dated January 23, 2017) for the 2017 senior notes (together with the 2012 Amendment and the 2015 Amendment, the "NPA Amendments"). The NPA Amendments provided, among other things, for the waiver of certain repurchase rights of the note holders and increased the size of certain baskets to more closely align with other current credit agreement baskets.

At March 31, 2024, we were in compliance with all financial covenants associated with our indebtedness. For additional information on our sources of funding and credit, refer to Note 8 to our consolidated financial statements titled, "Debt."

CAPITAL EXPENDITURES

Our capital expenditure program is a component of our long-term strategy. This program includes, among other things, investments in new and existing facilities, business expansion projects, radioisotope (cobalt-60), and information technology enhancements and research and development advances. During fiscal 2024, our capital expenditures amounted to $360.3 million. We use cash provided by operating activities and our cash and cash equivalent balances to fund capital expenditures. In fiscal 2025, we plan to continue to invest in facility expansions, particularly within the Healthcare and AST segments and in ongoing maintenance for existing facilities.

MATERIAL FUTURE CASH OBLIGATIONS AND COMMERCIAL COMMITMENTS

Cash Requirements. We intend to use our existing cash and cash equivalent balances and cash generated from operations to fund capital expenditures and meet our other liquidity needs. Our capital requirements depend on many uncertain factors, including our rate of sales growth, our Customers' acceptance of our products and services, the costs of obtaining adequate manufacturing capacities, the timing and extent of our research and development projects, changes in our operating expenses and other factors. To the extent that existing and anticipated sources of cash are not sufficient to fund our future activities, we may need to raise additional funds through additional borrowings or the sale of equity securities. There can be no assurance that our financing arrangements will provide us with sufficient funds or that we will be able to obtain any additional funds on terms favorable to us or at all.

Our material future cash obligations and commercial commitments as of March 31, 2024 are presented in the following tables. Commercial commitments include standby letters of credit, letters of credit required as security under our self-insured risk retention policies, and other potential cash outflows resulting from events that require us to fulfill commitments. Due to the announced sale of the Dental segment, Dental is classified as a discontinued operation. As such, obligations included below do not include the Dental segment.

(dollars in thousands)	Payments due by March 31,					
	2025	2026	2027	2028	2029 and thereafter	Total
Material Future Cash Obligations:						
Debt	$ 165,938	$ 662,029	$ 614,396	$ 150,000	$ 1,631,725	$ 3,224,088
Operating leases	37,947	32,598	23,094	18,662	104,609	216,910
Purchase obligations	167,211	48,855	—	—	—	216,066
Benefit payments under defined benefit plans	4,842	4,761	4,901	5,017	33,334	52,855
Trust assets available for benefit payments under defined benefit plans	(4,842)	(4,761)	(4,901)	(5,017)	(33,334)	(52,855)
Benefit payments under other post-retirement benefits plans	994	890	804	712	2,906	6,306
Total Material Future Cash Obligations	$ 372,090	$ 744,372	$ 638,294	$ 169,374	$ 1,739,240	$ 3,663,370

The table above includes only the principal amounts of our material future cash obligations. We provide information about the interest component of our long-term debt in the subsection of MD&A titled, "Liquidity and Capital Resources," and in Note 8 to our consolidated financial statements titled, "Debt."

Purchase obligations shown in the table above relate to minimum purchase commitments with suppliers for materials purchases and long-term construction contracts.

The table above excludes contributions we make to our defined contribution plans. Our future contributions to the defined contribution plans depend on uncertain factors, such as the amount and timing of employee contributions and discretionary employer contributions. We provide additional information about our defined benefit pension plans, defined contribution plan, and other post-retirement benefits plan in Note 11 to our consolidated financial statements titled, "Benefit Plans."

(dollars in thousands)	Amount of Commitment Expiring March 31,					
	2025	2026	2027	2028	2029 and thereafter	Totals
Commercial Commitments:						
Letters of credit and surety bonds	90,095	445	7,998	1,359	$ 530	$ 100,427
Letters of credit as security for self-insured risk retention policies	9,975	—	—	—	—	9,975
Total Commercial Commitments	$ 100,070	$ 445	$ 7,998	$ 1,359	$ 530	$ 110,402

SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

STERIS plc ("Parent") and its wholly-owned subsidiaries, Limited and STERIS Corporation (collectively "Guarantors" and each a "Guarantor"), each have provided guarantees of the obligations of FinCo, a wholly-owned subsidiary issuer, under Senior Public Notes issued by FinCo on April 1, 2021 and of certain other obligations relating to the Senior Public Notes. The Senior Public Notes are guaranteed, jointly and severally, on a senior unsecured basis. The Senior Public Notes and the related guarantees are senior unsecured obligations of FinCo and the Guarantors, respectively, and are equal in priority with all other unsecured and unsubordinated indebtedness of the Issuer and the Guarantors, respectively, from time to time outstanding, including, as applicable, under the Private Placement Senior Notes, borrowings under the Revolving Credit Facility, the Term Loan and the Delayed Draw Term Loan.

All of the liabilities of non-guarantor direct and indirect subsidiaries of STERIS, other than STERIS Irish FinCo, STERIS Limited and STERIS Corporation, including any claims of trade creditors, are effectively senior to the Senior Public Notes.

STERIS Irish FinCo's main objective and source of revenues and cash flows is the provision of short- and long-term financing for the activities of STERIS plc and its subsidiaries.

The ability of our subsidiaries to pay dividends, interest and other fees to the Issuer and ability of the Issuer and Guarantors to service the Senior Public Notes may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries are or may become a party.

The following is a summary of these guarantees:

Guarantees of Senior Notes

- Parent Company Guarantor – STERIS plc

- Subsidiary Issuer – STERIS Irish FinCo Unlimited Company

- Subsidiary Guarantor – STERIS Limited

- Subsidiary Guarantor – STERIS Corporation

The guarantee of a Guarantor will be automatically and unconditionally released and discharged:

- in the case of a Subsidiary Guarantor, upon the sale, transfer or other disposition (including by way of consolidation or merger) of such Subsidiary Guarantor, other than to the Parent or a subsidiary of the Parent and as permitted by the indenture;

- in the case of a Subsidiary Guarantor, upon the sale, transfer or other disposition of all or substantially all the assets of such Subsidiary Guarantor, other than to the Parent or a subsidiary of the Parent and as permitted by the indenture;

- in the case of a Subsidiary Guarantor, at such time as such Subsidiary Guarantor is no longer a borrower under or no longer guarantees any material credit facility (subject to restatement in specified circumstances);

- upon the legal defeasance or covenant defeasance of the notes or the discharge of the Issuer's obligations under the indenture in accordance with the terms of the indenture;

- as described in accordance with the terms of the indenture; or

- in the case of the Parent, if the Issuer ceases for any reason to be a subsidiary of the Parent; provided that all guarantees and other obligations of the Parent in respect of all other indebtedness under any material credit facility of the Issuer terminate upon the Issuer ceasing to be a subsidiary of the Parent; and

- upon such Guarantor delivering to the trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to such transaction or release have been complied with.

The obligations of each Guarantor under its guarantee are expressly limited to the maximum amount that such Guarantor could guarantee without such guarantee constituting a fraudulent conveyance. Each Guarantor that makes a payment under its guarantee will be entitled upon payment in full of all guaranteed obligations under the indenture to a contribution from each Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with U.S. GAAP.

The following tables present summarized results of operations for the year ended March 31, 2024 and summarized balance sheet information at March 31, 2024 and 2023 for the obligor group of the Senior Public Notes. The obligor group consists of the Parent Company Guarantor, Subsidiary Issuer, and Subsidiary Guarantors for the Senior Public Notes. The summarized financial information is presented after elimination of (i) intercompany transactions and balances among the guarantors and issuer and (ii) equity in earnings from and investments in any subsidiary that is a non-guarantor or issuer. Transactions with non-issuer and non-guarantor subsidiaries have been presented separately.

Summarized Results of Operations

(in thousands)		Twelve Months Ended March 31, 2024
Revenues	$	2,895,406
Gross profit		1,658,167
Operating costs arising from transactions with non-issuers and non-guarantors - net		752,338
Income from operations		916,773
Non-operating income (expense) arising from transactions with subsidiaries that are non-issuers and non-guarantors - net		396,113
Net income	$	359,726

Summarized Balance Sheet Information
(in thousands)

	March 31, 2024		March 31, 2023	
Receivables due from non-issuers and non-guarantor subsidiaries	$	19,120,843	$	17,797,185
Other current assets		846,149		614,233
Total current assets	$	**19,966,992**	$	18,411,418
Non-current receivables due from non-issuers and non-guarantor subsidiaries	$	1,797,274	$	1,827,125
Goodwill		292,559		96,892
Other non-current assets		642,240		303,223
Total non-current assets	$	**2,732,073**	$	2,227,240
Payables due to non-issuers and non-guarantor subsidiaries	$	21,415,901	$	19,347,473
Other current liabilities		289,047		255,746
Total current liabilities	$	**21,704,948**	$	19,603,219
Non-current payables due to non-issuers and non-guarantor subsidiaries	$	598,730	$	684,985
Other non-current liabilities		3,247,978		3,128,853
Total non-current liabilities	$	**3,846,708**	$	3,813,838

Credit Ratings

STERIS's Senior Public Notes have been assigned the following credit ratings:

	Standard & Poor's	Moody's	Fitch
Credit Ratings [1]	BBB	Baa2	BBB

[1] Effective April 18, 2024

Each of the credit rating agencies reviews its rating periodically and there is no guarantee our current credit ratings will remain the same. If our credit ratings were lowered, our ability to access the debt markets, our cost of funds, and other terms for new debt issuances could be adversely impacted.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The following subsections describe our most critical accounting estimates, and assumptions. Our accounting policies and recently issued accounting pronouncements are more fully described in Note 1 to our consolidated financial statements titled, "Nature of Operations and Summary of Significant Accounting Policies."

Estimates and Assumptions. Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements that were prepared in accordance with United States generally accepted accounting principles. We make certain estimates and assumptions that we believe to be reasonable when preparing these financial statements. These estimates and assumptions involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual amounts could be materially different from these estimates. We periodically review these critical accounting policies, estimates, assumptions, and the related disclosures with the Audit Committee of the Company's Board of Directors.

Revenue Recognition. Revenue is recognized when obligations under the terms of the contract are satisfied and control of the promised products or services has transferred to the Customer. Revenues are measured at the amount of consideration that we expect to be paid in exchange for the products or services. Product revenue is recognized when control passes to the Customer, which is generally based on contract or shipping terms. Service revenue is recognized when the Customer benefits from the service, which occurs either upon completion of the service or as it is provided to the Customer. Our Customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor, and we have no further obligations related to bringing about resale. Our standard return and restocking fee policies are applied to sales of products. Shipping and handling costs charged to Customers are included in Product revenues. The associated expenses are treated as fulfillment costs and are included in Cost of revenues. Revenues are reported net of sales and value-added taxes collected from Customers.

We have individual Customer contracts that offer discounted pricing. Dealers and distributors may be offered sales incentives in the form of rebates. We reduce revenue for discounts and estimated returns, rebates, and other similar allowances in the same period the related revenues are recorded. The reduction in revenue for these items is estimated based on historical experience and trend analysis to the extent that it is probable that a significant reversal of revenue will not occur. Estimated returns are recorded gross on the Consolidated Balance Sheets.

In transactions that contain multiple performance obligations, such as when products, maintenance services, and other services are combined, we recognize revenue as each product is delivered or service is provided to the Customer. We allocate the total arrangement consideration to each performance obligation based on its relative standalone selling price, which is the price for the product or service when it is sold separately.

Payment terms vary by the type and location of the Customer and the products or services offered. Generally, the time between when revenue is recognized and when payment is due is not significant. We do not evaluate whether the selling price contains a financing component for contracts that have a duration of less than one year.

We do not capitalize sales commissions as substantially all of our sales commission programs have an amortization period of one year or less.

Certain costs to fulfill a contract are capitalized and amortized over the term of the contract if they are recoverable, directly related to a contract and generate resources that we will use to fulfill the contract in the future. At March 31, 2024, assets related to costs to fulfill a contract were not material to our consolidated financial statements.

Inventories and Reserves. Inventories are stated at the lower of their cost and net realizable value determined by the first-in, first-out cost method. Inventory costs include material, labor, and overhead.

We review inventory on an ongoing basis, considering factors such as deterioration and obsolescence. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories will not be usable. If future market conditions vary from those projected, and our estimates prove to be inaccurate, we may be required to write-down inventory values and record an adjustment to Cost of revenues.

Asset Impairment Losses. Property, plant, equipment, and identifiable intangible assets are reviewed for impairment when events and circumstances indicate that the carrying value of such assets may not be recoverable. Impaired assets are recorded at the lower of carrying value or estimated fair value. We conduct this review on an ongoing basis and, if impairment exists, we record the loss in the Consolidated Statements of Income during that period.

When we evaluate assets for impairment, we make certain judgments and estimates, including interpreting current economic indicators and market valuations, evaluating our strategic plans with regards to operations, historical and anticipated performance of operations, and other factors. If we incorrectly anticipate these factors, or unexpected events occur, our operating results could be materially affected.

Purchase Accounting and Goodwill. Assets and liabilities of the business acquired are accounted for at their estimated fair values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired is recorded as goodwill. We supplement management expertise with valuation specialists in performing appraisals to assist us in determining the fair values of assets acquired and liabilities assumed. These valuations require us to make estimates and assumptions, especially with respect to intangible assets. We generally amortize our intangible assets over their estimated useful lives with the exception of indefinite lived intangible assets. We do not amortize goodwill, but we evaluate it annually for impairment. Therefore, the allocation of the purchase price to intangible assets and goodwill has a significant impact on future operating results.

We evaluate the recoverability of recorded goodwill amounts annually, or when evidence of potential impairment exists. We may consider qualitative indicators of the fair value of a reporting unit when it is unlikely that a reporting unit has impaired goodwill. We may also utilize a discounted cash flow analysis that requires certain assumptions and estimates be made regarding market conditions and our future profitability. In those circumstances, we test goodwill for impairment by reviewing the book value compared to the fair value at the reporting unit level. We calculate the fair value of our reporting units based on the present value of estimated future cash flows. Management's judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. We believe such assumptions and estimates are also comparable to those that would be used by other marketplace participants.

We evaluate indefinite lived intangible assets annually, or when evidence of potential impairment exists. We evaluate several qualitative indicators and assumptions, and trends that influence the valuation of the assets to determine if any evidence of potential impairment exists.

Income Taxes. Our provision for income taxes is based on our current period income, changes in deferred income tax assets and liabilities, income tax rates, changes in uncertain tax benefits, and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and the respective governmental taxing authorities. We use judgment in determining our annual effective income tax rate and evaluating our tax positions. We prepare and file tax returns based on our interpretation of tax laws and regulations, and we record estimates based on these judgments and interpretations. We cannot be sure that the tax authorities will agree with all of the tax positions taken by us. The actual income tax liability for each jurisdiction in any year can, in some instances, ultimately be determined several years after the tax return is filed and the financial statements are published.

We evaluate our tax positions using the recognition threshold and measurement attribute in accordance with current accounting guidance. We determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority and that the taxing authority will have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The appropriate unit of account for determining what constitutes an individual tax position, and whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. We review and adjust our tax estimates periodically because of ongoing examinations by and settlements with the various taxing authorities, as well as changes in tax laws, regulations and precedent.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the effective income tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance, which would increase our effective income tax rate and could result in an adverse impact on our consolidated financial position, results of operations, or cash flows.

We believe that adequate accruals have been made for income taxes. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations or cash flows for any one period.

Additional information regarding income taxes is included in Note 10 to our consolidated financial statements titled, "Income Taxes."

Self-Insurance Liabilities. We record a liability for self-insured risks that we retain for general and product liabilities, workers' compensation, and automobile liabilities based on actuarial calculations. We use our historical loss experience and actuarial methods to calculate the estimated liability. This liability includes estimated amounts for both known losses and incurred but not reported claims. We review the assumptions used to calculate the estimated liability at least annually to evaluate the adequacy of the amount recorded. We maintain insurance policies to cover losses greater than our estimated liability, which are subject to the terms and conditions of those policies. The obligation covered by insurance contracts will remain on the balance sheet as we remain liable to the extent insurance carriers do not meet their obligation. Estimated amounts receivable under the contracts are included in the "Prepaid expenses and other current assets" line, and the "Other assets" line of our Consolidated Balance Sheets. Our accrual for self-insured risk retention as of March 31, 2024 and 2023 was $30.7 million and $30.4 million, respectively and is included in Accrued expenses and other and Other liabilities in our Consolidated Balance Sheets.

We are also self-insured for employee medical claims. We estimate a liability for incurred but not reported claims based upon recent claims experience. Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgments to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. If actual results are not consistent with these assumptions and judgments, we could be exposed to additional costs in subsequent periods.

Contingencies. We are, and will likely continue to be, involved in a number of legal proceedings, government investigations, and claims, which we believe generally arise in the course of our business, given our size, history, complexity, and the nature of our business, products, Customers, regulatory environment, and industries in which we participate. These legal proceedings, investigations and claims generally involve a variety of legal theories and allegations, including, without limitation, personal injury (e.g., slip and falls, burns, vehicle accidents), product liability or regulation (e.g., based on product operation or claimed malfunction, failure to warn, failure to meet specification, or failure to comply with regulatory requirements), product exposure (e.g., claimed exposure to chemicals, gases, asbestos, contaminants, radiation), property damage (e.g., claimed damage due to leaking equipment, fire, vehicles, chemicals), commercial claims (e.g., breach of contract, economic loss, warranty, misrepresentation), financial (e.g., taxes, reporting), employment (e.g., wrongful termination, discrimination, benefits matters), and other claims for damage and relief.

We record a liability for such contingencies to the extent we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have made estimates as to the likelihood of unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of proceedings, government investigations, and claims is unpredictable and actual results could be materially different from our estimates. We record expected recoveries under applicable insurance contracts when we are assured of recovery. Refer to Note 12 to our consolidated financial statements titled, "Commitments and Contingencies" for additional information.

We are subject to taxation from federal, state and local, and foreign jurisdictions. Tax positions are settled primarily through the completion of audits within each individual tax jurisdiction or the closing of a statute of limitation. Changes in applicable tax law or other events may also require us to revise past estimates. The IRS of the United States routinely conducts audits of our federal income tax returns.

Additional information regarding our commitments and contingencies is included in Note 12 to our consolidated financial statements titled, "Commitments and Contingencies."

Benefit Plans. We provide defined benefit pension plans for certain employees and retirees. In addition, we sponsor an unfunded post-retirement benefits plan for two groups of United States retirees. Benefits under this plan include retiree life insurance and retiree medical insurance, including prescription drug coverage.

Employee pension and post-retirement benefits plans are a cost of conducting business and represent obligations that will be settled in the future and therefore, require us to use estimates and make certain assumptions to calculate the expense and liabilities related to the plans. Changes to these estimates and assumptions can result in different expense and liability amounts. Future actual experience may be significantly different from our current expectations. We believe that the most critical assumptions used to determine net periodic benefit costs and projected benefit obligations are the expected long-term rate of return on plan assets and the discount rate. A summary of significant assumptions used to determine the March 31, 2024 projected benefit obligations and the fiscal 2024 net periodic benefit costs is as follows:

	Synergy Health plc	Isotron BV	Synergy Health Daniken AG	Synergy Health Radeberg	Synergy Health Allershausen	Harwell Dosimeters Ltd	U.S. Post-Retirement Benefits Plan
Funding Status	**Funded**	**Funded**	**Unfunded**	**Unfunded**	**Unfunded**	**Funded**	**Unfunded**
Assumptions used to determine March 31, 2024							
Benefit obligations:							
Discount rate	**4.80 %**	**3.40 %**	**1.50 %**	**3.80 %**	**3.50 %**	**4.80 %**	**5.00 %**
Assumptions used to determine fiscal 2024							
Net periodic benefit costs:							
Discount rate	**4.70 %**	**3.70 %**	**1.50 %**	**2.00 %**	**2.20 %**	**4.85 %**	**4.75 %**
Expected return on plan assets	**6.10 %**	**3.70 %**	**1.50 %**	**n/a**	**n/a**	**n/a**	**n/a**

NA – Not applicable.

We develop our expected long-term rate of return on plan assets assumptions by evaluating input from third-party professional advisors, taking into consideration the asset allocation of the portfolios, and the long-term asset class return expectations. Generally, net periodic benefit costs increase as the expected long-term rate of return on plan assets assumption decreases. Holding all other assumptions constant, lowering the expected long-term rate of return on plan assets assumption for our funded defined benefit pension plans by 50 basis points would have increased the fiscal 2024 benefit costs by less than $0.2 million.

We develop our discount rate assumptions by evaluating input from third-party professional advisers, taking into consideration the current yield on country specific investment grade long-term bonds which provide for similar cash flow streams as our projected benefit obligations. Generally, the projected benefit obligations and the net periodic benefit costs both increase as the discount rate assumption decreases. Holding all other assumptions constant, lowering the discount rate assumption for our defined benefit pension plans and for the other post-retirement benefits plan by 50 basis points would have decreased the fiscal 2024 net periodic benefit costs by less than $0.1 million and would have increased the projected benefit obligations by approximately $8.0 million at March 31, 2024.

We have made assumptions regarding healthcare costs in computing our other post-retirement benefit obligation. The assumed rates of increase generally decline ratably over a five year-period from the assumed current year healthcare cost trend rate of 7.5% to the assumed long-term healthcare cost trend rate. A 100 basis point change in the assumed healthcare cost trend rate (including medical, prescription drug, and long-term rates) would have had the following effect at March 31, 2024:

	100 Basis Point	
(dollars in thousands)	Increase	Decrease
Effect on total service and interest cost components	$ —	$ —
Effect on postretirement benefit obligation	1	(1)

We recognize an asset for the overfunded status or a liability for the underfunded status of defined benefit pension and post-retirement benefit plans in our balance sheets. This amount is measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement benefit plans). Changes in the funded status of the plans are recorded in other comprehensive income in the year they occur. We measure plan assets and obligations as of the balance sheet date. Note 11 to our consolidated financial statements titled, "Benefit Plans," contains additional information about our pension and other post-retirement welfare benefits plans.

FORWARD-LOOKING STATEMENTS

This Form 10-K may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to STERIS or its industry, products or activities that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "outlook," "impact," "potential," "confidence," "improve," "optimistic," "deliver," "orders," "backlog," "comfortable," "trend", and "seeks," or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, statements related to the expected benefits of and timing of completion of the Restructuring Plan, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Many of these important factors are outside of STERIS's control. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS's securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products are summaries only and should not be considered the specific terms of the product clearance or literature. Unless legally required, STERIS does not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the ability to consummate the previously announced sale of STERIS's Dental business segment (the "Transaction") on the expected terms and within the anticipated time period, or at all, which is dependent on the satisfaction of certain closing conditions, some of which are outside of STERIS's control, (b) STERIS's ability to realize the expected benefits of the Transaction, including the earnout payment, (c) the risk that regulatory approvals that are required to complete the Transaction may not be received, may take longer than expected or may impose adverse conditions, (d) the impact of public health crises on STERIS's operations, supply chain, material and labor costs, performance, results, prospects, or value, (e) STERIS's ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Ireland , (f) operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected, (g) STERIS's ability to successfully integrate acquired businesses into its existing businesses, including unknown or inestimable liabilities, impairments, or increases in expected integration costs or difficulties in connection with the integration of such businesses, (h) uncertainties related to tax treatments under the TCJA and the IRA, (i) the possibility that Pillar Two Model Rules could increase tax uncertainty and adversely impact STERIS's provision for income taxes and effective tax rate and subject STERIS to additional income tax in jurisdictions who adopt Pillar Two Model Rules, (j) STERIS's ability to continue to qualify for benefits under certain income tax treaties in light of ratification of more strict income tax treaty rules (through the MLI) in many jurisdictions where STERIS has operations, (k) changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in STERIS being treated as a domestic corporation for United States federal tax purposes, (l) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, including as a result of inflation, (m) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (n) the possibility that application of or compliance with laws, court rulings, certifications, regulations, or regulatory actions, including without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warning notices, actions, requests, inspections or submissions, the outcome of any pending or threatened litigation brought by private parties, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and/or marketing of existing products or services, result in costs to STERIS that may not be covered by insurance, or otherwise affect STERIS's performance, results, prospects or value, (o) the potential of international unrest, including the Russia-Ukraine or Israel-Hamas military conflicts, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (p) the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS's products and services, (q) the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products, due to supply chain issues or otherwise, or in the provision of services, (r) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, impairments, regulatory, governmental, or other issues or risks associated with STERIS's businesses, industry or initiatives including, without limitation, those matters described in STERIS's various securities filings, may adversely impact STERIS's performance, results, prospects or value, (s) the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and the Company's ability to respond to such impacts, (t) the impact on STERIS and its operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation (including CAMT and excise tax on stock buybacks), regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto, (u) the possibility that anticipated financial results or benefits of recent acquisitions, of STERIS's restructuring efforts, or of recent divestitures, including anticipated revenue, productivity improvement, cost savings, growth synergies and other anticipated benefits, will not be realized or will be other than anticipated, (v) the level of STERIS's indebtedness limiting financial flexibility or increasing future borrowing costs,

(w) rating agency actions or other occurrences that could affect STERIS's existing debt or future ability to borrow funds at rates favorable to STERIS or at all, (x) the effects of changes in credit availability and pricing, as well as the ability of STERIS's Customers and suppliers to adequately access the credit markets, on favorable terms or at all, when needed, and (y) the possibility that our expectations about the pre-tax savings resulting from the Restructuring Plan, the number of positions eliminated pursuant to the Restructuring Plan and the costs, charges and cash expenditures associated with the Restructuring Plan may not be realized on the timeline or timelines we expect, or at all.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, we are exposed to various risks, including, but not limited to, interest rate, foreign currency, and commodity risks. These risks are described in the sections that follow.

INTEREST RATE RISK

As of March 31, 2024, we had $2,101.4 million in fixed rate senior notes outstanding. As of March 31, 2024, we had $484.5 million in outstanding borrowings under our Credit Agreement and $638.1 million in term loans which are exposed to changes in interest rates. Based upon our debt structure at March 31, 2024, a hypothetical 100 basis point increase in floating interest rates would increase annual interest expense by approximately $11.2 million. We monitor our interest rate risk, but do not engage in any hedging activities using derivative financial instruments. For additional information regarding our debt structure, refer to Note 8 to our consolidated financial statements titled, "Debt."

FOREIGN CURRENCY RISK

We are exposed to the impact of foreign currency exchange fluctuations. This foreign currency exchange risk arises when we conduct business in a currency other than the U.S. dollar. For most operations, local currencies have been determined to be the functional currencies. The financial statements of subsidiaries are translated to their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. Translation adjustments for subsidiaries whose local currency is their functional currency are recorded as a component of accumulated other comprehensive income (loss) within equity. Note 20 to our consolidated financial statements titled, "Reclassifications out of Accumulated Other Comprehensive (Loss) Income," contains additional information about the impact of translation on accumulated other comprehensive income (loss) and equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the Consolidated Statements of Income. Since we operate internationally and approximately 30% of our revenues and 20% of our Cost of revenues are generated outside the United States, foreign currency exchange rate fluctuations can significantly impact our financial position, results of operations, and competitive position.

We enter into foreign currency forward contracts to hedge monetary assets and liabilities denominated in foreign currencies, including intercompany transactions. We do not use derivative financial instruments for speculative purposes. At March 31, 2024, we held foreign currency forward contracts to buy 48.0 million British pounds sterling and 4.0 million euros; and to sell 150.0 million Mexican pesos, and 18.0 million Australian dollars.

COMMODITY RISK

We are dependent on basic raw materials, sub-assemblies, components, and other supplies used in our operations. Our financial results could be affected by the availability and changes in prices of these materials. Some of these materials are sourced from a limited number of suppliers or only a single supplier. These materials are also key source materials for our competitors. Therefore, if demand for these materials rises, we may experience increased costs and/or limited or unavailable supplies. As a result, we may not be able to acquire key production materials on a timely basis, which could impact our ability to produce products and satisfy incoming sales orders on a timely basis. In addition, the costs of these materials can rise suddenly and result in significantly higher costs of production. We believe that we have adequate sources of supply for many of our key materials and energy sources. Where appropriate, we enter into long-term supply contracts as a basis to guarantee a reliable supply. We may also enter into commodity swap contracts to hedge price changes in commodities that impact raw materials included in our Cost of revenues. At March 31, 2024, we held commodity swap contracts to buy 789.0 thousand pounds of nickel.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
STERIS plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of STERIS plc and subsidiaries (the Company) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), cash flows and shareholders' equity for each of the three years in the period ended March 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Description of the Matter	**Uncertain Tax Positions**

As discussed in Note 10 to the consolidated financial statements, the Company received two notices of proposed tax adjustments from the U.S. Internal Revenue Service (the "IRS") regarding deemed dividend inclusions and associated withholding tax for fiscal year 2018. The IRS adjustments would result in a cumulative tax liability of approximately $50 million. The Company believes it is more-likely-than-not that they will be able to sustain the tax benefit recognized in the U.S. and has not recorded a liability for an uncertain tax position related to this matter.

Auditing management's analysis of tax positions related to the lack of deemed dividend inclusions and associated withholding tax was challenging as the analysis is highly judgmental due to complex interpretations of tax laws and legal rulings. This tax position must be evaluated, and there may be uncertainties around initial recognition and de-recognition of tax positions, including regulatory changes, litigation and examination activity.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting process for uncertain tax positions. For example, we tested controls over management's identification of uncertain tax positions and its application of the recognition and measurement principles, including management's review of the facts and circumstances and the corresponding tax laws relied upon to conclude that it is currently more-likely-than-not that they will realize the benefit recorded.

Our audit procedures included, among others, involving income tax subject matter resources to assess the technical merits of the Company's tax positions related to the deemed dividend inclusions and associated withholding tax. We assessed the Company's correspondence with the relevant tax authorities and evaluated income tax opinions and other third-party advice obtained by the Company. We analyzed the Company's assumptions and data used to determine the amount of tax benefit to recognize and we tested the accuracy of the calculations performed. We also evaluated the adequacy of the Company's disclosures included in Note 10 to the consolidated financial statements in relation to these matters.

Description of the Matter	**Valuation of the customer relationships intangible asset related to the acquisition of the surgical instrumentation, laparoscopic instrumentation and sterilization container assets from Becton Dickinson (BD)**
	As discussed in Note 3 to the consolidated financial statements, on August 2, 2023, the Company purchased the surgical instrumentation, laparoscopic instrumentation and sterilization container assets from BD for $539,758 thousand. The acquisition has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired, liabilities assumed and noncontrolling interests be recognized at their respective fair values as of the acquisition date. The Company preliminarily allocated $238,000 thousand of the purchase price to the fair value of the acquired customer relationships intangible asset. The purchase price allocation for BD is preliminary. The finalization of the purchase accounting assessment may result in changes in the valuation of assets acquired and liabilities assumed.
	Auditing management's preliminary valuation of the customer relationships intangible asset associated with this acquisition was complex and judgmental due to the significant estimation uncertainty in the Company's determination of the preliminary fair value of the customer relationships intangible asset under an income approach using discounted cash flows. The significant estimation uncertainty was primarily due to the sensitivity of the fair value to the underlying assumption related to the customer attrition rate. This significant assumption is forward looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting process for the customer relationships intangible asset, including controls over management's review of the significant assumption in the determination of fair value under the income approach.
	To test the estimated fair value of the acquired customer relationships intangible asset, our audit procedures included, among others, evaluating the Company's selection of the valuation method, testing the significant assumption used by the Company and testing the completeness and accuracy of the underlying data. For example, we performed analyses to evaluate the sensitivity of changes in the assumption to the fair value of the customer relationships intangible asset and compared the significant assumption to current industry, market, and economic trends, and historical results of the acquired business. In addition, we involved our valuation specialists to assist with our evaluation of the methodology and significant assumption used by the Company to determine the preliminary fair value estimate of the customer relationships intangible asset, including the customer attrition rate.

We have served as the Company's auditor since 1989.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 29, 2024

STERIS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

March 31,		2024		2023
Assets				
Current assets:				
Cash and cash equivalents	$	207,020	$	208,357
Accounts receivable (net of allowances of $22,984 and $19,284, respectively)		1,008,315		864,988
Inventories, net		674,535		604,410
Prepaid expenses and other current assets		174,349		176,107
Current assets held for sale		804,904		157,580
Total current assets		2,869,123		2,011,442
Property, plant, and equipment, net		1,765,180		1,632,775
Lease right-of-use assets, net		173,201		166,553
Goodwill		4,070,712		3,879,219
Intangibles, net		2,119,282		2,076,699
Other assets		66,199		77,892
Non-current assets held for sale		—		977,259
Total assets	$	11,063,697	$	10,821,839
Liabilities and equity				
Current liabilities:				
Accounts payable	$	251,723	$	264,165
Accrued income taxes		13,640		40,477
Accrued payroll and other related liabilities		164,831		118,463
Short-term lease obligations		31,239		30,065
Short term indebtedness		85,938		60,000
Accrued expenses and other		319,744		298,032
Current liabilities held for sale		64,012		50,642
Total current liabilities		931,127		861,844
Long-term indebtedness		3,120,162		3,018,655
Deferred income taxes, net		479,688		617,538
Long-term lease obligations		145,828		139,557
Other liabilities		71,546		76,137
Non-current liabilities held for sale		—		20,936
Total liabilities	$	4,748,351	$	4,734,667
Commitments and contingencies (see Note 12)				
Ordinary shares, with $0.001 par value; 500,000 shares authorized; 98,883 and 98,629 ordinary shares issued and outstanding, respectively		4,543,176		4,486,375
Retained earnings		2,087,645		1,911,533
Accumulated other comprehensive loss		(328,657)		(320,710)
Total shareholders' equity		6,302,164		6,077,198
Noncontrolling interests		13,182		9,974
Total equity		6,315,346		6,087,172
Total liabilities and equity	$	11,063,697	$	10,821,839

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

Years Ended March 31,		2024		2023		2022
Revenues:						
Product	$	**2,763,954**	$	2,363,754	$	2,194,620
Service		**2,374,747**		2,172,512		2,028,783
Total revenues		**5,138,701**		4,536,266		4,223,403
Cost of revenues:						
Product		**1,516,082**		1,271,363		1,191,619
Service		**1,404,459**		1,284,177		1,148,777
Total cost of revenues		**2,920,541**		2,555,540		2,340,396
Gross profit		**2,218,160**		1,980,726		1,883,007
Operating expenses:						
Selling, general, and administrative		**1,252,318**		1,090,663		1,318,481
Research and development		**103,679**		98,477		86,663
Restructuring expenses		**26,045**		485		48
Total operating expenses		**1,382,042**		1,189,625		1,405,192
Income from operations		**836,118**		791,101		477,815
Non-operating expenses, net:						
Interest expense		**144,351**		107,956		89,490
Fair value adjustment related to convertible debt, premium liability		**—**		—		27,806
Interest and miscellaneous (income) expense		**(11,043)**		2,879		(6,284)
Total non-operating expenses, net		**133,308**		110,835		111,012
Income from continuing operations before income tax expense		**702,810**		680,266		366,803
Income tax expense		**149,530**		124,069		82,344
Income from continuing operations, net of income tax		**553,280**		556,197		284,459
Loss from discontinued operations, net of income tax		**(173,201)**		(450,384)		(41,589)
Net income		**380,079**		105,813		242,870
Less: Net income (loss) attributable to noncontrolling interests		**1,840**		(1,217)		(1,018)
Net income attributable to shareholders	$	**378,239**	$	107,030	$	243,888
Net income (loss) per share attributable to shareholders - Basic:						
Continuing Operations	$	**5.58**	$	5.59		2.93
Discontinued Operations	$	**(1.75)**	$	(4.52)		(0.43)
Total	$	**3.83**	$	1.07	$	2.50
Net income (loss) per share attributable to shareholders - Diluted:						
Continuing Operations	$	**5.55**	$	5.56		2.90
Discontinued Operations	$	**(1.74)**	$	(4.49)		(0.42)
Total	$	**3.81**	$	1.07	$	2.48
Cash dividends declared per ordinary share outstanding	$	**2.03**	$	1.84	$	1.69

See notes to consolidated financial statements.

STERIS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

Years Ended March 31,	2024	2023	2022
Net income	**$ 380,079**	$ 105,813	$ 242,870
Less: Net income (loss) attributable to noncontrolling interests	**1,840**	(1,217)	(1,018)
Net income attributable to shareholders	**$ 378,239**	$ 107,030	$ 243,888
Other comprehensive loss			
Defined benefit plan changes (net of tax (benefit) expense of $(155), $521, and $507, respectively)	**(736)**	(1,264)	6,795
Change in cumulative foreign currency translation adjustment	**(7,211)**	(109,638)	(155,360)
Total other comprehensive loss attributable to shareholders	**(7,947)**	(110,902)	(148,565)
Comprehensive income (loss) attributable to shareholders	**$ 370,292**	$ (3,872)	$ 95,323

See notes to consolidated financial statements.

STERIS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years Ended March 31,	2024	2023	2022
Operating activities:			
Net income	$ 380,079	$ 105,813	$ 242,870
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, and amortization	565,244	552,897	553,104
Deferred income taxes	(131,412)	(185,913)	(106,620)
Share-based compensation expense	56,535	38,951	57,660
Loss on the disposal of property, plant, equipment, and intangibles, net	24,997	22,193	15,117
Loss on classification as held for sale	206,444	—	—
Loss (gain) on sale of businesses	873	(67)	(874)
Gain on sale of investments	(546)	—	—
Fair value adjustment related to convertible debt, premium liability	—	—	27,806
Amortization of inventory fair value adjustments	4,822	7,363	66,663
Goodwill impairment loss	—	490,565	—
Other items	12,316	(24,832)	(21,639)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(128,069)	(133,304)	(51,969)
Inventories, net	(37,450)	(123,921)	(102,922)
Other current assets	(1,552)	(24,086)	7,126
Accounts payable	(18,962)	53,342	14,887
Accruals and other, net	39,955	(22,054)	(16,398)
Net cash provided by operating activities	973,274	756,947	684,811
Investing activities:			
Purchases of property, plant, equipment, and intangibles, net	(360,326)	(361,969)	(287,563)
Proceeds from the sale of property, plant, equipment, and intangibles	7,381	14,587	1,741
Proceeds from the sale of businesses	9,458	6,624	169,712
Proceeds from the sale of investments	3,882	—	—
Investment in convertible notes	(1,500)	—	—
Acquisition of businesses, net of cash acquired	(546,256)	(42,572)	(550,449)
Net cash used in investing activities	(887,361)	(383,330)	(666,559)
Financing activities:			
Proceeds from issuance of senior public notes	—	—	1,350,000
Proceeds from term loans	—	—	650,000
Payments on term loans	(60,000)	(156,875)	(345,000)
Payments on Private Placement Senior Notes	—	(91,000)	(721,284)
Payments on convertible debt	—	—	(371,361)
Proceeds (payments) under credit facilities, net	181,486	241,657	(190,174)
Deferred financing fees and debt issuance costs	—	—	(17,472)
Acquisition related deferred or contingent consideration	(6,242)	(1,471)	(32,679)
Repurchases of ordinary shares	(11,765)	(308,565)	(55,777)
Cash dividends paid to ordinary shareholders	(200,570)	(183,498)	(163,169)
Distributions to noncontrolling interest holders	(1,561)	(794)	(997)
Contributions from noncontrolling interest holders	2,994	—	3,672
Stock option and other equity transactions, net	10,472	1,828	10,071
Net cash (used in) provided by financing activities	(85,186)	(498,718)	115,830
Effect of exchange rate changes on cash and cash equivalents	(2,064)	(14,862)	(6,293)
(Decrease) increase in cash and cash equivalents	(1,337)	(139,963)	127,789
Cash and cash equivalents at beginning of period	208,357	348,320	220,531
Cash and cash equivalents at end of period	$ 207,020	$ 208,357	$ 348,320

See notes to consolidated financial statements.

STERIS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)

	Ordinary Shares		Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Equity
	Number	Amount				
Balance at March 31, 2021	85,353	$ 2,002,825	$ 1,939,408	$ (61,243)	$ 10,478	$ 3,891,468
Comprehensive income:						
Net income (loss)	—	—	243,888	—	(1,018)	242,870
Other comprehensive loss	—	—	—	(148,565)	—	(148,565)
Repurchases of ordinary shares	(353)	(34,894)	(20,883)	—	—	(55,777)
Equity compensation programs and other	770	67,499	—	—	—	67,499
Cash dividends – $1.69 per ordinary share	—	—	(163,169)	—	—	(163,169)
Issuance of shares for acquisition of Cantel Medical LLC ("Cantel")	14,297	2,689,317				2,689,317
Consideration related to equity component of Cantel convertible debt		175,555				175,555
Consideration related to Cantel equity compensation programs		18,173				18,173
Reclassification to Cantel convertible debt, premium liability		(175,555)				(175,555)
Distributions to noncontrolling interest holders	—	—	—	—	(997)	(997)
Contributions from noncontrolling interest holders	—	—	—	—	3,672	3,672
Other changes in noncontrolling interest	—	—	—	—	146	146
Balance at March 31, 2022	100,067	4,742,920	1,999,244	(209,808)	12,281	6,544,637
Comprehensive income:						
Net income (loss)	—	—	107,030	—	(1,217)	105,813
Other comprehensive loss	—	—	—	(110,902)	—	(110,902)
Repurchases of ordinary shares	(1,642)	(297,322)	(11,243)	—	—	(308,565)
Equity compensation programs and other	204	40,777	—	—	—	40,777
Cash dividends – $1.84 per ordinary share	—	—	(183,498)	—	—	(183,498)
Distributions to noncontrolling interest holders	—	—	—	—	(794)	(794)
Other changes in noncontrolling interest	—	—	—	—	(296)	(296)
Balance at March 31, 2023	98,629	$ 4,486,375	$ 1,911,533	$ (320,710)	$ 9,974	$ 6,087,172
Comprehensive income:						
Net income	**—**	**—**	**378,239**	**—**	**1,840**	**380,079**
Other comprehensive loss	**—**	**—**	**—**	**(7,947)**	**—**	**(7,947)**
Repurchases of ordinary shares	**(77)**	**(10,208)**	**(1,557)**	**—**	**—**	**(11,765)**
Equity compensation programs and other	**331**	**67,009**	**—**	**—**	**—**	**67,009**
Cash dividends – $2.03 per ordinary share	**—**	**—**	**(200,570)**	**—**	**—**	**(200,570)**
Distributions to noncontrolling interest holders	**—**	**—**	**—**	**—**	**(1,562)**	**(1,562)**
Contributions from noncontrolling interest holders	**—**	**—**	**—**	**—**	**2,994**	**2,994**
Other changes in noncontrolling interest	**—**	**—**	**—**	**—**	**(64)**	**(64)**
Balance at March 31, 2024	**98,883**	**$ 4,543,176**	**$ 2,087,645**	**$ (328,657)**	**$ 13,182**	**$ 6,315,346**

See notes to consolidated financial statements.

(dollars in thousands, except per share amounts and as noted)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. STERIS is a leading global provider of products and services that support patient care with an emphasis on infection prevention. WE HELP OUR CUSTOMERS CREATE A HEALTHIER AND SAFER WORLD by providing innovative healthcare and life science products and services around the globe. We offer our Customers a unique mix of innovative products and services. These include: consumable products, such as detergents, endoscopy accessories, barrier products, instruments and tools; and services, including equipment installation and maintenance, microbial reduction of medical devices, instrument and scope repair, laboratory testing, outsourced reprocessing; and capital equipment, such as sterilizers, surgical tables, and automated endoscope reprocessors, and connectivity solutions such as operating room (“OR”) integration.

We operate and report our financial information in three reportable business segments: Healthcare, Applied Sterilization Technologies ("AST"), and Life Sciences. Previously, we had four reportable business segments, however, as a result of the agreement to divest our Dental segment, Dental is presented as discontinued operations. Historical information has been retrospectively adjusted to reflect these changes for comparability purposes, as required. We describe our business segments in Note 13 titled "Business Segment Information."

Our fiscal year ends on March 31. References in this Annual Report to a particular "year," "fiscal," "fiscal year," or "year-end" mean our fiscal year. The significant accounting policies applied in preparing the accompanying consolidated financial statements of the Company are summarized below.

Principles of Consolidation. We use the consolidation method to report our investment in our subsidiaries. Therefore, the accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. We eliminate intercompany accounts and transactions when we consolidate these accounts. Investments in equity of unconsolidated affiliates, over which the Company has significant influence, but not control, over the financial and operating polices, are accounted for primarily using the equity method. These investments are immaterial to the Company's consolidated financial statements.

Discontinued Operations. On April 11, 2024, the Company announced its plan to sell substantially all of the net assets of its Dental segment for total cash consideration of $787,500, subject to customary adjustments, and up to an additional $12.5 million in contingent payment should the Dental business achieve certain revenue targets in fiscal 2025. The transaction is structured as an equity sale. A component of an entity is reported in discontinued operations after meeting the criteria for held for sale classification if the disposition represents a strategic shift that has (or will have) a major effect on the entity's operations and financial results. We analyzed the quantitative and qualitative factors relevant to the divestiture of our Dental segment and determined that those conditions for discontinued operations presentation had been met prior to March 31, 2024. The Dental segment results of operations have been reclassified to income (loss) from discontinued operations in the Consolidated Statements of Income, and we have classified the Dental segment's assets and liabilities as held for sale for all periods presented in the accompanying Consolidated Balance Sheets. The transaction is anticipated to close in the first quarter of fiscal 2025. Therefore, the held for sale assets and liabilities are classified as current as of March 31, 2024. Our Consolidated Statements of Cash Flows include the financial results of the Dental segment for all periods presented. For additional information regarding this transaction and its effect on our financial reporting, refer to Note 4 titled, "Discontinued Operations" and Note 13 titled, "Business Segment Information."

Use of Estimates. We make certain estimates and assumptions when preparing financial statements according to accounting principles generally accepted in the United States ("U.S. GAAP") that affect the reported amounts of assets and liabilities at the financial statement dates and the reported amounts of revenues and expenses during the periods presented. These estimates and assumptions involve judgments with respect to many factors that are difficult to predict and are beyond our control. Actual results could be materially different from these estimates. We revise the estimates and assumptions as new information becomes available.

Cash Equivalents and Supplemental Cash Flow Information. Cash equivalents are all highly liquid investments with a maturity of three months or less when purchased. We invest our excess cash in short-term instruments including money market funds, money market deposit accounts, bank savings accounts, and time deposits with major banks and financial institutions. We select investments in accordance with the criteria established in our investment policy. Our investment policy specifies, among other things, maturity, credit quality and concentration restrictions with the objective of preserving capital and maintaining adequate liquidity.

(dollars in thousands, except per share amounts and as noted)

Information supplementing our Consolidated Statements of Cash Flows is as follows:

Years Ended March 31,	2024	2023	2022
Cash paid during the year for:			
Interest	**$ 142,167**	$ 108,470	$ 84,696
Income taxes	**271,274**	254,661	138,382
Cash received during the year for income tax refunds	**19,175**	2,315	4,605

Revenue Recognition and Associated Liabilities. Revenue is recognized when obligations under the terms of the contract are satisfied and control of the promised products or services have transferred to the Customer. Revenues are measured at the amount of consideration that we expect to be paid in exchange for the products or services. Product revenue is recognized when control passes to the Customer, which is generally based on contract or shipping terms. Service revenue is recognized when the Customer benefits from the service, which occurs either upon completion of the service or as it is provided to the Customer. Our Customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor, and we have no further obligations related to bringing about resale. Our standard return and restocking fee policies are applied to sales of products. Shipping and handling costs charged to Customers are included in Product revenues. The associated expenses are treated as fulfillment costs and are included in Cost of revenues. Revenues are reported net of sales and value-added taxes collected from Customers.

We have individual Customer contracts that offer discounted pricing. Dealers and distributors may be offered sales incentives in the form of rebates. We reduce revenue for discounts and estimated returns, rebates, and other similar allowances in the same period the related revenues are recorded. The reduction in revenue for these items is estimated based on historical experience and trend analysis to the extent that it is probable that a significant reversal of revenue will not occur. Estimated returns are recorded gross on the Consolidated Balance Sheets.

In transactions that contain multiple performance obligations, such as when products, maintenance services, and other services are combined, we recognize revenue as each product is delivered or service is provided to the Customer. We allocate the total arrangement consideration to each performance obligation based on its relative standalone selling price, which is the price for the product or service when it is sold separately.

Payment terms vary by the type and location of the Customer and the products or services offered. Generally, the time between when revenue is recognized and when payment is due is not significant. We do not evaluate whether the selling price contains a financing component for contracts that have a duration of less than one year.

We do not capitalize sales commissions as substantially all of our sales commission programs have an amortization period of one year or less.

Certain costs to fulfill a contract are capitalized and amortized over the term of the contract if they are recoverable, directly related to a contract and generate resources that we will use to fulfill the contract in the future. At March 31, 2024, assets related to costs to fulfill a contract were not material to our consolidated financial statements.

Refer to Note 13 titled, "Business Segment Information" for disaggregation of revenue.

Product Revenues

Product revenues consist of revenues generated from sales of consumables and capital equipment. These contracts are primarily based on a Customer’s purchase order and may include a Distributor, Dealer or Group Purchasing Organization ("GPO") agreement. We recognize revenue for sales of products when control passes to the Customer, which generally occurs either when the products are shipped or when they are received by the Customer. Revenue related to capital equipment products is deferred until installation is complete if the capital equipment and installation are highly integrated and form a single performance obligation.

Service Revenues

Within our Healthcare and Life Sciences segments, service revenues include revenue generated from parts and labor associated with the maintenance, repair and installation of capital equipment. These contracts are primarily based on a Customer’s purchase order and may include a Distributor, Dealer, or GPO agreement. For maintenance, repair and installation of capital equipment, revenue is recognized upon completion of the service. Healthcare service revenues also include outsourced reprocessing services and instrument repairs. Contracts for outsourced reprocessing services are primarily based on an agreement with a Customer, ranging in length from several months to 15 years. Outsourced reprocessing services revenue is

recognized ratably over the contract term using a time-based input measure, adjusted for volume and other performance metrics, to the extent that it is probable that a significant reversal of revenue will not occur. Contracts for instrument repairs are primarily based on a Customer's purchase order, and the associated revenue is recognized upon completion of the repair.

We also offer preventive maintenance and separately priced extended warranty agreements to our Customers, which require us to maintain and repair products over the duration of the contract. Generally, these contract terms are cancellable without penalty and range from one to five years. Amounts received under these Customer contracts are initially recorded as a service liability and are recognized as service revenue ratably over the contract term using a time-based input measure.

Within our AST segment, service revenues include contract sterilization and laboratory services. Sales contracts for contract sterilization and laboratory services are primarily based on a Customer's purchase order and associated Customer agreement, and revenues are generally recognized upon completion of the service.

Contract Liabilities

Payments received from Customers are based on invoices or billing schedules as established in contracts with Customers. Deferred revenue is recorded when payment is received in advance of performance under the contract. Deferred revenue is recognized as revenue upon completion of the performance obligation, which generally occurs within one year. During fiscal 2024, we recognized revenue of $66,690 that was included in our contract liability balance at the beginning of the period. During fiscal 2023, we recognized revenue of $72,914 that was included in our contract liability balance at the beginning of the period.

Refer to Note 9 titled, "Additional Consolidated Balance Sheet Information" for deferred revenue balances.

Service Liabilities

Payments received in advance of performance for cancellable preventive maintenance and separately priced extended warranty contracts are recorded as service liabilities. Service liabilities are recognized as revenue as performance is rendered under the contract.

Refer to Note 9 titled, "Additional Consolidated Balance Sheet Information" for service liability balances.

Remaining Performance Obligations

Remaining performance obligations reflect only the performance obligations related to agreements for which we have a firm commitment from a Customer to purchase, and exclude variable consideration related to unsatisfied performance obligations. With regard to products, these remaining performance obligations include orders for capital equipment and consumables where control of the products has not passed to the customer. With regard to service, these remaining performance obligations primarily include installation, certification, and outsourced reprocessing services. As of March 31, 2024, the transaction price allocated to remaining performance obligations was approximately $1,419,646. We expect to recognize approximately 56% of the transaction price within one year and approximately 33% beyond one year. The remainder has yet to be scheduled for delivery.

Accounts Receivable. Accounts receivable are presented at their face amount, less allowances for sales returns and uncollectible accounts. Accounts receivable consist of amounts billed and currently due from Customers and amounts earned but unbilled. We may obtain and perfect a security interest in products sold in the United States when we have a concern with the Customer's risk profile.

We maintain an allowance for uncollectible accounts receivable for estimated losses in the collection of amounts owed by Customers. We estimate the allowance based on analyzing a number of factors, including amounts written off historically, Customer payment practices, and general economic conditions. We also analyze significant Customer accounts on a regular basis and record a specific allowance when we become aware of a specific Customer's inability to pay. As a result, the related accounts receivable are reduced to an amount that we reasonably believe is collectible.

We maintain an allowance for sales returns based upon known returns and estimated returns for both capital equipment and consumables. We estimate returns of capital equipment and consumables based upon recent historical experience.

Inventories, net. Inventories are stated at the lower of their cost and net realizable value determined by the first-in, first-out cost method. Inventory costs include material, labor, and overhead.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts and as noted)

We review inventory on an ongoing basis, considering factors such as deterioration, obsolescence, and other items. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories will not be usable. If future market conditions vary from those projected, and our estimates prove to be inaccurate, we may be required to write-down inventory values and record an adjustment to Cost of revenues.

Property, Plant, and Equipment. Our property, plant, and equipment consists of land and land improvements, buildings and leasehold improvements, machinery and equipment, information systems, radioisotope (cobalt-60), and construction in progress. Property, plant, and equipment are presented at cost less accumulated depreciation and depletion. We capitalize additions and improvements. Repairs and maintenance are charged to expense as they are incurred.

Land is not depreciated and construction in progress is not depreciated until placed in service. Depreciation of most assets is computed on the cost less the estimated salvage value by using the straight-line method over the estimated remaining useful lives. Depletion of radioisotope is computed using the annual decay factor of the material, which is similar to the sum-of-the-years-digits method.

We generally depreciate or deplete property, plant, and equipment over the useful lives presented in the following table:

Asset Type	Useful Life (years)
Land improvements	3-40
Buildings and leasehold improvements	2-50
Machinery and equipment	2-20
Information Systems	2-20
Radioisotope (cobalt-60)	20

When we sell, retire, or dispose of property, plant, and equipment, we remove the asset's cost and accumulated depreciation from our Consolidated Balance Sheet. We recognize the net gain or loss on the sale or disposition in the Consolidated Statements of Income in the period when the transaction occurs.

Interest. We capitalize interest costs incurred during the construction of long-lived assets. We capitalized interest costs of $7,094 and $6,366 for the years ended March 31, 2024 and 2023, respectively. Total interest expense for the years ended March 31, 2024, 2023, and 2022 was $144,351, $107,956, and $89,490, respectively.

Identifiable Intangible Assets. Our identifiable intangible assets include product technology rights, trademarks, licenses, non-compete agreements, and Customer and vendor relationships. We record these assets at cost, or when acquired as part of a business acquisition, at estimated fair value. Determining the fair value of identifiable intangible assets requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to forecasted revenue growth rates, forecasted profit margins, and Customer attrition rates, among other items. We generally amortize identifiable intangible assets over periods ranging from 5 to 20 years using the straight-line method. Our intangible assets also include indefinite lived assets including certain trademarks and tradenames that were acquired in connection with business combinations. These assets are tested at least annually for impairment.

Investments. Investments in marketable securities are stated at fair value and are included in Other assets on the Consolidated Balance Sheets. Changes in the fair value of these investments are recorded in the Interest and miscellaneous (income) expense line of the Consolidated Statements of Income.

Asset Impairment Losses. Property, plant, equipment, and identifiable intangible assets are reviewed for impairment when indicators of impairment exist and circumstances indicate that the carrying value of such assets may not be recoverable. Impaired assets are recorded at the lower of carrying value or estimated fair value. We monitor for such indicators on an ongoing basis and if an impairment exists, we record the loss in the Consolidated Statements of Income during that period.

Asset Retirement Obligations. We incur retirement obligations for certain assets. We record initial liabilities for the asset retirement obligations ("ARO") at fair value. Recognition of ARO includes estimating the present value of a liability and offsetting asset, the subsequent accretion of that liability and depletion of the asset, and a periodic review of the ARO liability estimates and discount rates used in the analysis. We provide additional information about our asset retirement obligations in Note 7 titled, "Property, Plant, and Equipment."

Acquisitions of Business. Assets acquired and liabilities assumed in a business combination are accounted for at fair value on the date of acquisition. Costs related to the acquisition are expensed as incurred.

Goodwill. We perform our annual impairment test for goodwill in the third quarter of each year. We may consider qualitative indicators of the fair value of a reporting unit when it is unlikely that a reporting unit has impaired goodwill. We may also utilize a discounted cash flow analysis that requires certain assumptions and estimates be made regarding market conditions and our future profitability. We review the book value compared to the fair value at the reporting unit level. We calculate the fair value of our reporting units based on the present value of estimated future cash flows. Management's judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections, strategic plans, and operating plans. We believe such assumptions and estimates are also comparable to those that would be used by other marketplace participants.

Self-Insurance Liabilities. We record a liability for self-insured risks that we retain for general and product liabilities, workers' compensation, and automobile liabilities based on actuarial calculations. We use our historical loss experience and actuarial methods to calculate the liability. This liability includes estimates for both known losses and incurred but not reported claims. We review the assumptions used to calculate the estimated liability at least annually to evaluate the adequacy of the amount recorded. We maintain insurance policies to cover losses greater than our estimated liability, which are subject to the terms and conditions of those policies. We are also self-insured for certain employee medical claims. We estimate a liability for incurred but not reported claims based upon recent claims experience. Liability amounts are recorded in the "Accrued expenses and other" and "Other liabilities" line of our Consolidated Balance Sheets.

Benefit Plans. We sponsor defined benefit pension plans. We also sponsor a post-retirement benefits plan for certain former employees. We determine our costs and obligations related to these plans by evaluating input from third-party professional advisers. These costs and obligations are affected by assumptions including the discount rate, expected long-term rate of return on plan assets, the annual rate of change in compensation for eligible employees, estimated changes in costs of healthcare benefits, and other factors. We review the assumptions used on an annual basis.

We recognize an asset for the overfunded status or a liability for the underfunded status of defined benefit pension and post-retirement benefits plans in our Consolidated Balance Sheets. This amount is measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement benefit plans). Changes in the funded status of the plans are recorded in other comprehensive income in the year they occur. We measure plan assets and obligations as of the balance sheet date. We provide additional information about our pension and other post-retirement benefits plans in Note 11 titled, "Benefit Plans."

Fair Value of Financial Instruments. Except for long-term debt, our financial instruments are highly liquid or have short-term maturities. We provide additional information about the fair value of our financial instruments in Note 19 titled, "Fair Value Measurements."

Foreign Currency Translation. Most of our operations use their local currency as their functional currency. Financial statements of subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments for subsidiaries whose local currency is their functional currency are recorded as a component of accumulated other comprehensive income (loss) within equity. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized as incurred in the accompanying Consolidated Statements of Income, except for certain intercompany balances designated as long-term in nature.

Forward and Swap Contracts. We enter into foreign currency forward contracts to hedge assets and liabilities denominated in foreign currencies, including intercompany transactions. We may also enter into commodity swap contracts to hedge price changes in nickel that impact raw materials included in our Cost of revenues. We may also hold forward foreign exchange contracts to hedge a portion of our expected non-U.S. dollar denominated earnings against our reporting currency, the U.S. dollar. We do not use derivative financial instruments for speculative purposes. These contracts are marked to market, with gains and losses recognized within Selling, general, and administrative expenses or Cost of revenues in the accompanying Consolidated Statements of Income.

Warranty. Warranties are provided on the sale of certain of our products and services and an accrual for estimated future claims is recorded at the time revenue is recognized. We estimate warranty expense based primarily on historical warranty claim experience.

Shipping and Handling. We record shipping and handling costs in Cost of revenues. Shipping and handling costs charged to Customers are recorded as revenues in the period the product revenues are recognized.

Advertising Expenses. Costs incurred for communicating, advertising and promoting our products are generally expensed when incurred as a component of Selling, general, and administrative expenses. We incurred $25,474, $21,668, and $15,599 of advertising costs during the years ended March 31, 2024, 2023, and 2022, respectively.

Research and Development. We incur research and development costs associated with commercial products and expense these costs as incurred. If a Customer reimburses us for research and development costs, the costs are charged to the related contracts as Cost of revenues.

Income Taxes. We defer income taxes for all temporary differences between pre-tax financial and taxable income and between the book and tax basis of assets and liabilities. We record valuation allowances to reduce net deferred tax assets to an amount that we expect will more-likely-than-not be realized. In making such a determination, we consider all available information, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and if applicable, any carryback claims that can be filed. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes and the effective tax rate.

We evaluate uncertain tax positions in accordance with a two-step process. The first step is recognition: The determination of whether or not it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate tax authority and that the tax authority will have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not threshold is measured to determine the amount of benefit to recognize in the financial statements. The measurement process requires the determination of the range of possible settlement amounts and the probability of achieving each of the possible settlements. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet the more-likely-than-not threshold. Tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which the threshold is no longer met. We describe income taxes further in Note 10 titled, "Income Taxes."

Share-Based Compensation. We describe share-based compensation in Note 16 titled, "Share-Based Compensation." We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We record liability awards at fair value each reporting period, and the change in fair value is reflected as share-based compensation expense in our Consolidated Statements of Income. The expense is classified as Cost of revenues, Selling, general, and administrative expenses or Research and development expenses in a manner consistent with the employee's compensation and benefits. These costs are recognized in the Consolidated Statements of Income over the period during which an employee is required to provide service in exchange for the award.

Restructuring. We recognize restructuring expenses associated with actions designed to enhance profitability and improve efficiency of our operations. Severance and other compensation related costs include severance, medical benefits, and other termination benefits. For ongoing benefit arrangements, a liability is recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. For one-time benefit arrangements, a liability is incurred and must be accrued at the date the plan is communicated to employees, unless they will be retained beyond a minimum retention period. In this case, the liability is calculated at the date the plan is communicated to employees and is accrued ratably over the future service period. Asset impairment expenses primarily relate to adjustments in the carrying value of facilities and machinery and equipment associated with restructuring actions to their estimated fair value. In addition, the remaining useful lives of other property, plant, and equipment associated with the restructuring actions are re-evaluated, which may result in the acceleration of depreciation and amortization of certain assets. Other restructuring expenses are expensed as incurred. Product rationalization charges relate to inventory write-downs and are recognized in Cost of revenues in the Consolidated Statements of Income. For additional information regarding our recent restructurings, refer to Note 2 titled, "Restructuring."

(dollars in thousands, except per share amounts and as noted)

Recently Issued Accounting Standards Impacting the Company

Recently Issued Accounting Standards Impacting the Company are presented in the following table:

Standard	Date of Issuance	Description	Date of Adoption	Effect on the financial statements or other significant matters
Standards that have been adopted in fiscal 2024				
ASU 2022-04 "Liabilities - Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations."	September 2022	The standard provides guidance to enhance the transparency of disclosures for entities that utilize supplier finance programs to include information about the key terms of the programs and present a rollforward of any obligations under the program where those obligations are presented in the balance sheet.	Fiscal 2024	We adopted this standard in fiscal 2024 with no material impact to our consolidated financial statements.
Standards that have not yet been adopted.				
ASU 2023-07 "Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures."	November 2023	The standard provides guidance to enhance disclosures related to reportable segment expenses, including requirements to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM"), the title and position of the CODM and a description of how the CODM uses the information to make decisions regarding the allocation of resources. The standard also requires disclosure of certain segment information currently required annually to be reported on an interim basis. The amendments in this standard are effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024.	NA	We are currently assessing the impact of this standard update on our disclosures in the notes to the consolidated financial statements.
ASU 2023-09 "Income Taxes (Topic 740) Improvements to Income Tax Disclosures."	December 2023	The standard provides guidance to enhance disclosures related to income taxes paid (net of refunds), requiring disaggregation by federal, state, and foreign, and disclosure of income taxes paid (net of refunds received) by individual jurisdictions that represent greater than 5% of the total. The standard also requires disclosure of income (loss) from continuing operations before income taxes, disaggregated between domestic and foreign, and income tax expense (or benefit) disaggregated by federal, state, and foreign. Finally, the standard removes the requirement for certain disclosures related to changes in unrecognized tax benefits and certain amounts of temporary differences. The amendments in this standard are effective for annual periods beginning after December 15, 2024.	NA	We are currently assessing the impact of this standard update on our disclosures in the notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share amounts and as noted)

2. RESTRUCTURING

We adopted and announced a targeted restructuring plan (the "Restructuring Plan"). This plan includes a strategic shift in our approach to the Healthcare surgical business in Europe, as well as other actions including the impairment of an internally developed X-ray accelerator, product rationalizations and facility consolidations. Less than 300 positions are being eliminated. These restructuring actions are designed to enhance profitability and improve efficiency, and we expect to be substantially complete with the actions by the end of fiscal 2025.

We have incurred pre-tax expenses totaling $44,390 related to these restructurings in fiscal 2024, of which $26,070 was recorded as restructuring expenses and $18,320 was recorded in Cost of revenues. A total of $18,995 and $25,355 was related to the Healthcare and AST segments, respectively, while a total of $40 was related to Corporate. We expect to incur additional restructuring expenses related to this plan of approximately $55,300, which includes approximately $51,300 related to Healthcare, $3,000 related to AST, $800 related to Life Sciences, and $200 related to Corporate. The expected additional restructuring charges of $55,300 is comprised of approximately $36,200 related to severance and other compensation related costs, $15,300 related to lease and other contract termination and other costs, and $3,800 related to accelerated depreciation and amortization.

The following table summarizes our total pre-tax restructuring expenses recorded in fiscal 2024 related to the Restructuring Plan:

Year Ended March 31, 2024	Restructuring Plan	
Asset impairment	$	25,392
Product rationalization [1]		18,320
Severance and other compensation related costs		678
Total Restructuring Expense	$	**44,390**

[1] Recorded in Cost of revenues on the Consolidated Statements of Income.

(dollars in thousands, except per share amounts and as noted)

3. BUSINESS ACQUISITIONS AND DIVESTITURES

Fiscal 2024 Acquisitions

On August 2, 2023 we purchased the surgical instrumentation, laparoscopic instrumentation and sterilization container assets from Becton, Dickinson and Company (BD) (NYSE: BDX). The acquired assets from BD are being integrated into our Healthcare segment. The acquisition is being accounted for as a business combination in accordance with ASC 805.

The purchase price of the acquisition was $539,758. The acquisition also qualified for a tax benefit related to tax deductible goodwill, with a present value of approximately $60,000. The purchase price of the acquisition was financed with borrowings from our existing credit facility. For more information, refer to Note 8 titled, "Debt."

The table below summarizes the allocation of the purchase price to the net assets acquired from BD based on fair values at the acquisition date.

	September 30, 2023 (As Previously Reported)	Adjustments	March 31, 2024
Inventory	27,006	4,821	**$ 31,827**
Property, plant, and equipment	6,755	1,109	**7,864**
Lease right-of-use assets, net	—	1,737	**1,737**
Intangible assets [(1)]	303,598	(598)	**303,000**
Goodwill	202,399	(5,332)	**197,067**
Total assets acquired	539,758	1,737	**541,495**
Lease obligations	—	1,737	**1,737**
Total liabilities assumed	—	1,737	**1,737**
Net assets acquired	$ 539,758	$ —	**$ 539,758**

(1) Includes estimated fair values of $238,000 for Customer relationships (13 years estimated useful life), $50,000 for Patents and technology (13 years estimated useful life), and $15,000 for Trademarks and tradenames (15 years estimated useful life) as of March 31, 2024.

In addition to the acquisition of BD, we completed two other tuck-in acquisitions during fiscal 2024, which expanded our product and service offerings in the AST and Healthcare segments. Total aggregate consideration was approximately $6,498, net of cash acquired.

Purchase price allocations are based on the latest draft valuations and remain preliminary. As we finalize the fair value of assets acquired and liabilities assumed, additional purchase price adjustments and associated deferred taxes may be recorded during the remaining measurement period, not to exceed one year from closing.

Fiscal 2023 Acquisitions

During fiscal 2023, we completed several tuck-in acquisitions which continued to expand our product and service offerings in the AST and Healthcare segments. Total aggregate consideration was approximately $49,842, including contingent consideration of $7,269.

Fiscal 2022 Acquisition of Cantel Medical LLC

On June 2, 2021, we acquired all outstanding equity interests in Cantel Medical LLC ("Cantel") through a U.S. subsidiary. Cantel, formerly headquartered in Little Falls, New Jersey, with approximately 3,700 employees, is a global provider of infection prevention products and services primarily to endoscopy and dental Customers.

We believe that the acquisition has strengthened STERIS's leadership in infection prevention by bringing together two complementary businesses able to offer a broader set of Customers a more diversified selection of infection prevention, endoscopy and sterilization products and services. Additionally, the integration has resulted in cost savings from optimizing global back-office infrastructure, leveraging best-demonstrated practices across locations and eliminating redundant public company costs.

Cantel's Dental business extended our business into a new Customer segment. This business was reported as the Dental segment, but has since been reclassified as held for sale and is presented as a discontinued operation. The rest of Cantel was integrated into our existing Healthcare and Life Sciences segments.

Total Purchase Consideration

The total consideration for Cantel Common Stock and stock equivalents was $3,599,471. The consideration was comprised of the following:

(shares in thousands)

Cash consideration $16.93 per Cantel share (42,816 shares)	$	**716,412**
Cash consideration for fractional shares		**14**
STERIS plc ordinary shares 14,297 shares at ($188.07 per share)		**2,689,317**
Consideration related to Cantel equity compensation programs		**18,173**
Consideration related to equity component of Cantel convertible debt		**175,555**
Total purchase consideration	$	**3,599,471**

In addition, STERIS assumed and repaid $721,284 of existing Cantel debt obligations and assumed Cantel's obligations associated with convertible senior notes issued on May 15, 2020, which is described in Note 8 titled, "Debt."

We funded the cash portion of the transaction consideration and repayment of a significant amount of Cantel's existing debt obligations with a portion of the proceeds from new debt, which is described in Note 8 titled, "Debt."

Additional information regarding the Cantel acquisition is included in our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2023, which was filed with the SEC on May 26, 2023.

Other Fiscal 2022 Acquisitions

In addition to the acquisition of Cantel, we completed three other tuck-in acquisitions during fiscal 2022, which continued to expand our product and service offerings in the Healthcare segment. Total aggregate consideration for these transactions was approximately $3,146, net of cash acquired and including deferred consideration of $50.

Fair Value of Assets Acquired and Liabilities Assumed

The table below summarizes the allocation of the purchase price to the net assets acquired based on fair values at the acquisition dates for our fiscal 2024 and 2023 acquisitions.

(dollars in thousands)	Fiscal Year 2024 [1] Other Acquisitions (Excluding BD)		Fiscal Year 2023 [2] All Acquisitions	
Cash	$	417	$	—
Accounts receivable		1,497		2,405
Inventory		654		12,342
Property, plant, and equipment		—		2,131
Lease right-of-use assets, net		—		667
Other assets		5		177
Intangible assets		2,602		30,185
Goodwill		2,369		4,863
Total assets		7,544		52,770
Current liabilities		(629)		(2,170)
Non-current liabilities		—		(473)
Total liabilities		(629)		(2,643)
Net assets	$	6,915	$	50,127

[1] Purchase price allocation is preliminary as of March 31, 2024, as valuations have not been finalized.
[2] The purchase price allocation for fiscal 2023 acquisitions include certain measurement period adjustments recorded during fiscal 2024, increasing net assets acquired by $200.

(dollars in thousands, except per share amounts and as noted)

Goodwill is the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined company and assembled workforce. The deductible portion of goodwill for tax purposes recognized as a result of the fiscal 2024, 2023 and fiscal 2022 acquisitions was $195,667, $4,863 and $427,035, respectively.

Acquisition related transaction and integration costs totaled $25,526, $23,486, and $201,905 for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. Fiscal 2024 acquisition and integration expenses were primarily related to the acquisition of assets from BD while fiscal 2023 and 2022 acquisition and integration expenses were primarily related to the acquisition of Cantel. These costs are included in Selling, general, and administrative expenses in the Consolidated Statements of Income.

Divestitures

Fiscal 2024

On April 11, 2024, the Company announced its plan to sell its Dental segment for total cash consideration of $787,500, subject to customary adjustments. The transaction is structured as an equity sale. The sale is expected to close in the first quarter of fiscal 2025. The disposal of the Dental segment met the criteria to be presented as a discontinued operation during the fourth quarter of fiscal 2024. For more information refer to Note 4 titled "Discontinued Operations."

On April 1, 2024, we completed the sale of the Controlled Environment Certification Services business. In fiscal 2025, we recorded net proceeds of $41,546. The business generated approximately $35,000 in revenues during fiscal 2024.

Fiscal 2023

In April 2022, we entered into an Asset Purchase Agreement to sell certain assets of our Animal Health business to Veterinary Orthopedic Implants, LLC. We recorded net proceeds of $5,228 and recognized a pre-tax loss on the sale of $4,852 in the Selling, general, and administrative expenses line of the Consolidated Statements of Income. The business generated annual revenues of approximately $12,000.

Fiscal 2022

In December 2021, we entered into an Asset Purchase Agreement to sell our Renal Care business to Evoqua Water Technologies Corp., for cash consideration of approximately $196,000, subject to certain potential adjustments, including a customary working capital adjustment and contingent consideration of $12,300. We recognized a pre-tax gain on the sale of $4,919. The transaction closed on January 3, 2022. We acquired the Renal Care business as part of the Cantel transaction, which closed on June 2, 2021, and had been integrated into STERIS's Healthcare segment. The Renal Care business generated annual revenues of approximately $180,000. The proceeds from the sale received at closing were used to repay outstanding debt. During the third quarter of fiscal 2023, we received an additional $1,396 in working capital settlements related to the sale of this business. During the second quarter of fiscal 2024, we received an additional $9,458 out of escrow.

4. DISCONTINUED OPERATIONS

The Company concluded that our Dental segment met the criteria to be classified as held for sale. On April 11, 2024, the Company announced its plan to sell its Dental segment for total cash consideration of $787,500, subject to customary adjustments, and up to an additional $12,500 in contingent payment should the Dental business achieve certain revenue targets in fiscal 2025. The transaction is structured as an equity sale. A component of an entity is reported in discontinued operations after meeting the criteria for held for sale classification if the disposition represents a strategic shift that has (or will have) a major effect on the entity's operations and financial results. We analyzed the quantitative and qualitative factors relevant to the divestiture of our Dental segment and determined that those conditions for discontinued operations presentation had been met prior to March 31, 2024. The Dental segment results of operations have been reclassified to income (loss) from discontinued operations in the Consolidated Statements of Income (Loss), and we have classified our Dental segment assets and liabilities as held for sale for all periods presented in the accompanying Consolidated Balance Sheets. Our Consolidated Statements of Cash Flows include the financial results of the Dental segment for all periods presented. Proceeds received from the sale will be used to pay off existing debt.

(dollars in thousands, except per share amounts and as noted)

The following tables summarize the major classes of assets and liabilities of the Dental segment that were classified as held for sale in the Consolidated Balance Sheets as of March 31, 2024 and 2023:

	2024	2023
Assets		
Assets held for sale:		
Accounts receivable, net	**48,590**	63,327
Inventories, net	**89,345**	91,083
Property, plant, and equipment, net	**73,395**	72,737
Lease right-of-use assets, net	**22,822**	25,188
Intangibles, net	**770,731**	879,081
Prepaid expenses and other assets	**2,953**	3,423
Loss accrued on classification as held for sale	**(202,932)**	—
Total assets held for sale	**$ 804,904**	$ 1,134,839
Liabilities		
Liabilities held for sale:		
Accounts payable	**$ 10,580**	$ 15,455
Accrued income taxes	**433**	3,327
Accrued payroll and other related liabilities	**13,683**	7,179
Lease obligations	**23,722**	25,832
Accrued expenses and other	**15,594**	19,785
Total liabilities held for sale	**$ 64,012**	$ 71,578

	2024	2023
Assets held for sale:		
Current	**$ 804,904**	$ 157,580
Non-current	**—**	977,259
Liabilities held for sale:		
Current	**$ 64,012**	$ 50,642
Non-current	**—**	20,936

As of March 31, 2024, the Dental segment met the held for sale criteria, and the sale is expected to be completed in the first quarter of fiscal 2025. As a result, all assets and liabilities during the period are reported as current.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts and as noted)

The following table summarizes the major line items constituting income (loss) of discontinued operations associated with the Dental segment for the years ended March 31, 2024, 2023, and 2022:

Years Ended March 31,		2024		2023		2022
Revenues:						
Product	$	**407,027**	$	421,573	$	361,661
Cost of revenues:						
Product		**226,934**		242,607		228,306
Gross profit:		**180,093**		178,966		133,355
Operating expenses:						
Selling, general, and administrative		**199,511**		208,213		184,271
Goodwill impairment loss		**—**		490,565		—
Research and development		**2,960**		3,104		1,281
Loss from operations		**(22,378)**		(522,916)		(52,197)
Non-operating expenses, net		**(10)**		2		103
Pre-tax loss on classification as held for sale [1]		**(206,444)**		—		—
Loss before income tax expense		**(228,812)**		(522,918)		(52,300)
Income tax benefit		**(55,611)**		(72,534)		(10,711)
Loss from discontinued operations, net of income tax	$	**(173,201)**	$	(450,384)	$	(41,589)

[1] Amount includes additional transaction costs and the estimated accrued loss totaling $202,932 included in held for sale as of March 31, 2024

In connection with the preparation of our second quarter consolidated financial statements in fiscal 2023, we considered the risk of impairment due to deteriorating macroeconomic conditions including rising interest rates and inflationary pressures on material and labor costs, as well as uncertainty regarding the impact such economic strains will have on patient and Customer behavior in the short-term. Our conclusion, based on the qualitative assessment of these factors, was that it was more likely than not that the goodwill allocated to the Dental segment as of September 30, 2022 was impaired.

Our quantitative analysis to measure the extent of goodwill impairment compared the estimated fair value to the carrying value of the Dental segment. The fair value is estimated as the present value of future cash flows. Future cash flow projections are consistent with those used in our forecasting and strategic planning processes. The determination of the discount rate requires judgement and assumptions to be developed about the weighted average cost of capital that market participants would employ in evaluating the current fair value of the business. The macroeconomic factors that triggered the interim review are also the drivers of the increase in the weighted average cost of capital assumption.

We concluded that the estimated fair value of the Dental segment was below the carrying value and recognized a non-cash goodwill impairment charge of $490,565.

The effective income tax rates for the years ended March 31, 2024, 2023, and 2022 were 24.3%, 13.9%, and 20.5%, respectively. In fiscal 2023, the impairment of goodwill impacted the operations in the United States and other locations by $441,643 and $48,922, respectively. Approximately $207,367 of this impairment was non-deductible.

Significant non-cash operating items and capital expenditures related to discontinued operations are reflected in the statement of cash flows as follows:

		2024		2023		2022
Operating activities of discontinued operations:						
Depreciation, depletion, and amortization [1]	$	**115,177**	$	130,367	$	120,957
Goodwill impairment loss		**—**		490,565		—
Investing activities of discontinued operations:						
Purchases of property, plant, equipment, and intangibles, net	$	**(9,150)**	$	(9,470)	$	(4,726)

[1] We concluded that the criteria to report assets held for sale was met on March 2, 2024, as such we did not depreciate or amortize related property, plant, equipment and intangible assets subsequent to this date.

(dollars in thousands, except per share amounts and as noted)

5. GOODWILL AND INTANGIBLE ASSETS

Changes to the carrying amount of goodwill for the years ended March 31, 2024 and 2023 were as follows:

	Healthcare Segment	AST Segment	Life Sciences Segment	Total
Balance at March 31, 2022	2,326,830	1,432,858	179,288	3,938,976
Goodwill acquired	6,221	803	—	7,024
Measurement period adjustments to acquired goodwill	(21,624)	—	3,147	(18,477)
Divestiture	(2,358)	—	—	(2,358)
Foreign currency translation adjustments and other	(7,796)	(37,527)	(623)	(45,946)
Balance at March 31, 2023	$ 2,301,273	$ 1,396,134	$ 181,812	$ 3,879,219
Goodwill acquired	**199,452**	**634**	**—**	**200,086**
Measurement period adjustments to acquired goodwill	**(2,573)**	**—**	**—**	**(2,573)**
Foreign currency translation adjustments and other	**2,758**	**(9,139)**	**361**	**(6,020)**
Balance at March 31, 2024	**$ 2,500,910**	**$ 1,387,629**	**$ 182,173**	**$ 4,070,712**

See Note 3 titled, "Business Acquisitions and Divestitures," for additional information regarding our recent business acquisitions and divestitures.

We evaluate the recoverability of recorded goodwill and indefinite-lived intangible assets annually during the third fiscal quarter, or when indicators of potential impairment exist. Our goodwill is assessed at the reporting unit level which is equivalent to the Company's reportable operating segments.

During our annual reviews for fiscal 2024, 2023, and 2022, there were no indicators that impairment of goodwill or indefinite-lived intangible assets was more likely than not.

Identifiable intangible assets are also reviewed for impairment when events and circumstances indicate that the carrying value of such assets may not be recoverable. Impaired assets are recorded at the lower of carrying value or estimated fair value. We conduct this review on an ongoing basis, and, if impairment exists, we record the loss in the Consolidated Statements of Income during that period.

(dollars in thousands, except per share amounts and as noted)

When we evaluate these assets for impairment, we make certain judgments and estimates, including interpreting current economic indicators and market valuations, evaluating our strategic plans with regards to operations, historical and anticipated performance of operations, and other factors. It is possible that unfavorable developments related to these factors in the near term could result in an impairment loss relative to intangible assets. Such an impairment loss may be material to our results of operations in the period recorded.

Information regarding our intangible assets is as follows:

	2024		2023	
March 31,	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	**$ 2,552,913**	**$ 863,662**	$ 2,313,441	$ 658,569
Non-compete agreements	**15,511**	**15,234**	15,486	14,202
Patents and technology	**516,457**	**278,492**	461,539	237,939
Trademarks and tradenames	**251,098**	**90,362**	235,554	72,405
Supplier relationships	**54,800**	**23,747**	54,800	21,006
Total	**$ 3,390,779**	**$ 1,271,497**	$ 3,080,820	$ 1,004,121

Certain trademarks and tradenames obtained as a result of business combinations are indefinite-lived assets. The approximate carrying value of these assets at March 31, 2024 and March 31, 2023 was $14,250. We evaluate our indefinite-lived intangible assets annually during the third quarter or when evidence of potential impairment exists. No impairment was recognized for fiscal years 2024, 2023 or 2022.

Total amortization expense for intangible assets was $268,319, $259,676, and $264,607 for the years ended March 31, 2024, 2023, and 2022, respectively. Based upon the current amount of intangible assets subject to amortization, the amortization expense for each of the five succeeding fiscal years is estimated to be as follows:

	2025	2026	2027	2028	2029
Estimated amortization expense	$ 270,365	$ 261,498	$ 255,383	$ 250,617	$ 248,061

The estimated annual amortization expense presented in the preceding table has been calculated based upon March 31, 2024 currency exchange rates.

6. INVENTORIES, NET

Components of our inventories are presented in the following table.

March 31,	2024	2023
Raw materials	**$ 245,942**	$ 220,431
Work in process	**98,304**	93,971
Finished goods	**374,182**	325,609
Reserve for excess and obsolete inventory	**(43,893)**	(35,601)
Inventories, net	**$ 674,535**	$ 604,410

(dollars in thousands, except per share amounts and as noted)

7. PROPERTY, PLANT, AND EQUIPMENT

Information related to the major categories of our depreciable assets is as follows:

March 31,	2024	2023
Land and land improvements [1]	**$ 90,134**	$ 77,757
Buildings and leasehold improvements	**724,492**	658,108
Machinery and equipment	**1,075,082**	959,952
Information systems	**256,671**	240,933
Radioisotope	**692,642**	637,920
Construction in progress [1]	**500,106**	472,206
Total property, plant, and equipment	**3,339,127**	3,046,876
Less: accumulated depreciation and depletion	**(1,573,947)**	(1,414,101)
Property, plant, and equipment, net	**$ 1,765,180**	$ 1,632,775

[1] Land is not depreciated. Construction in progress is not depreciated until placed in service.

Depreciation and depletion expense were $181,722, $165,019 and $176,298, for the years ended March 31, 2024, 2023, and 2022, respectively.

Asset Retirement Obligations

We provide contract sterilization services including Gamma irradiation which utilizes cobalt-60 in the form of cobalt pencils. We have incurred asset retirement obligations (ARO) associated with the future disposal of these assets once depleted. Recognition of ARO includes: the present value of a liability and offsetting asset, the subsequent accretion of that liability and depletion of the asset, and the periodic review of the ARO liability estimates and discount rates used in the analysis.

The following table summarizes the activity in the liability for asset retirement obligations.

	Asset Retirement Obligations
Balance at March 31, 2022	$ 13,543
Liabilities incurred during the period	86
Liabilities settled during the period	(625)
Accretion expense and change in estimate	104
Foreign currency and other	23
Balance at March 31, 2023	$ 13,131
Liabilities incurred during the period	**253**
Liabilities settled during the period	**(144)**
Accretion expense and change in estimate	**311**
Foreign currency and other	**107**
Balance at March 31, 2024	**$ 13,658**

(dollars in thousands, except per share amounts and as noted)

8. DEBT

Indebtedness as of March 31, 2024 and 2023 was as follows:

	March 31, 2024	March 31, 2023
Short-term debt		
Term loan, current portion	**$ 41,250**	$ 27,500
Delayed draw term loan, current portion	**44,688**	32,500
Total short-term debt	**$ 85,938**	$ 60,000
Long-term debt		
Private Placement Senior Notes	**$ 751,433**	$ 750,302
Revolving Credit Facility	**484,529**	301,672
Deferred financing costs	**(17,988)**	(21,444)
Term loan	**3,750**	45,000
Delayed draw term loan	**548,438**	593,125
Senior Public Notes	**1,350,000**	1,350,000
Total long-term debt	**$ 3,120,162**	$ 3,018,655
Total debt	**$ 3,206,100**	$ 3,078,655

On March 19, 2021, STERIS plc ("the Company"), STERIS Corporation, STERIS Limited (“Limited”), and STERIS Irish FinCo Unlimited Company ("FinCo", "STERIS Irish FinCo"), each as a borrower and guarantor, entered into a credit agreement with various financial institutions as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the “Revolving Credit Agreement”) providing for a $1,250,000 revolving credit facility (the “Revolver”), which replaced a prior revolving credit agreement.

The Revolver provides for revolving credit borrowings, swing line borrowings and letters of credit, with sublimits for swing line borrowings and letters of credit. The Revolver may be increased in specified circumstances by up to $625,000 in the discretion of the lenders. The Revolver matures on the date that is five years after March 19, 2021, and all unpaid borrowings, together with accrued and unpaid interest thereon, are repayable on that date. The Revolver bears interest from time to time, at either the Base Rate, the applicable Relevant Rate, or the applicable Adjusted Daily Simple RFR, as defined in and calculated under and as in effect from time to time under the Revolving Credit Agreement, plus the Applicable Margin, as defined in the Revolving Credit Agreement. The Applicable Margin is determined based on the Debt Rating of STERIS, as defined in the Credit Agreement. Interest on Base Rate Advances is payable quarterly in arrears, interest on Term Benchmark Advances is payable at the end of the relevant interest period therefor, but in no event less frequently than every three months, and interest on RFR Advances is payable monthly after the date of borrowing. Swingline borrowings bear interest at a rate to be agreed upon by the applicable swingline lender and the applicable borrower, subject to a cap in the case of swingline borrowings denominated in U.S. Dollars equal to the Base Rate plus the Applicable Margin for Base Rate Advances plus the Facility Fee. Advances may be extended in U.S. Dollars or in specified alternative currencies. In connection with the cessation of British Pound Sterling LIBOR and Swiss Franc LIBOR as of December 31, 2021, JPMorgan Chase Bank, N.A. as administrative agent, pursuant to authority contained in the Revolver, amended the Revolver on January 1, 2022 to make Benchmark Replacement Conforming Changes (as defined in the Revolver). The amendment concerns technical, administrative or operational changes related to borrowings in British Pounds Sterling and Swiss Francs.

As of March 31, 2024 a total of $484,529 of Credit Agreement and Swing Line Facility borrowings were outstanding under the Credit Agreement, based on currency exchange rates as of March 31, 2024.

On March 19, 2021, the Company, STERIS Corporation, Limited, and FinCo, each as a borrower and guarantor, entered into a term loan agreement with various financial institutions as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the “Term Loan Agreement”) providing for a $550,000 term loan facility (the “Term Loan”), which replaced an existing term loan agreement, dated as of November 18, 2020 (the “Existing Term Loan Agreement”). The proceeds of the Term Loan were used to refinance the Existing Term Loan Agreement.

The Term Loan matures on the date that is five years after March 19, 2021 (the “Term Loan Closing Date”). No principal payments are due on the Term Loan for the period beginning from the first full fiscal quarter ended after the Term Loan Closing

(dollars in thousands, except per share amounts and as noted)

Date to and including the fourth full fiscal quarter ended after the Term Loan Closing Date. For the period beginning from the fifth full fiscal quarter ended after the Term Loan Closing Date to and including the twelfth full fiscal quarter ended after the Term Loan Closing Date, quarterly principal payments, each in the amount of 1.25% of the original principal amount of the Term Loan, are due on the last business day of each fiscal quarter. For the period beginning from the thirteenth full fiscal quarter ended after the Term Loan Closing Date through the maturity of the loan, quarterly principal payments, each in the amount of 1.875% of the original principal amount of the Term Loan, are due on the last business day of each fiscal quarter. The remaining unpaid principal is due and payable on the maturity date.

The Term Loan bears interest from time to time, at either the Base Rate or the Adjusted Term SOFR Rate, as defined in and calculated under and as in effect from time to time under the Term Loan Agreement, plus the Applicable Margin, as defined in the Term Loan Agreement. The Applicable Margin is determined based on the Debt Rating of STERIS, as defined in the Term Loan Agreement. Interest on Base Rate Advances is payable quarterly in arrears and interest on Term Benchmark Advances is payable in arrears at the end of the relevant interest period therefor, but in no event less frequently than every three months.

Also on March 19, 2021, the Company, STERIS Corporation, Limited, and FinCo, each as a borrower and guarantor, entered into a delayed draw term loan agreement with various financial institutions as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the "Delayed Draw Term Loan Agreement") providing for a delayed draw term loan facility of up to $750,000 (the "Delayed Draw Term Loan") in connection with STERIS's acquisition of Cantel. During the first quarter of fiscal 2022, we borrowed $650,000 under our Delayed Draw Term Loan Agreement. The Delayed Draw Term Loan was funded by the lenders upon consummation of the Cantel acquisition (the "Acquisition Closing Date"). The proceeds of the Delayed Draw Term Loan were used, together with the proceeds from other new indebtedness, to fund the cash consideration for the acquisition, as well as for various other items.

The Delayed Draw Term Loan matures on the date that is five years after the Acquisition Closing Date. No principal payments are due on the Delayed Draw Term Loan for the period beginning from the first full fiscal quarter ended after the Acquisition Closing Date to and including the fourth full fiscal quarter ended after the Acquisition Closing Date. For the period beginning from the fifth full fiscal quarter ended after the Acquisition Closing Date to and including the twelfth full fiscal quarter ended after the Acquisition Closing Date, quarterly principal payments, each in the amount of 1.25% of the original principal amount of the Delayed Draw Term Loan, are due on the last business day of each fiscal quarter. For the period beginning from the thirteenth full fiscal quarter ended after the Acquisition Closing Date through the maturity of the loan, quarterly principal payments, each in the amount of 1.875% of the original principal amount of the Delayed Draw Term Loan, are due on the last business day of each fiscal quarter. The remaining unpaid principal is due and payable on the maturity date.

The Delayed Draw Term Loan bears interest from time to time, at either the Base Rate or the Adjusted Term SOFR Rate, as defined in and calculated under and as in effect from time to time under the Delayed Draw Term Loan Agreement, plus the Applicable Margin, as defined in the Delayed Draw Term Loan Agreement. The Applicable Margin is determined based on the Debt Rating of STERIS, as defined in the Delayed Draw Term Loan Agreement. Interest on Base Rate Advances is payable quarterly in arrears and interest on Term Benchmark Advances is payable in arrears at the end of the relevant interest period therefor, but in no event less frequently than every three months.

On May 3, 2023, in connection with the upcoming replacement of U.S. dollar LIBOR with SOFR, the Borrower, Guarantors, Lenders, and JPMorgan Chase Bank, N.A., each as defined in each of the agreements, amended the Revolving Credit Agreement, the Term Loan Agreement, and the Delayed Draw Term Loan Agreement. The amendments concern pricing, technical, administrative, and operational changes related to borrowings in U.S. dollars. The above descriptions reflect those amendments.

Senior Public Notes

On April 1, 2021, STERIS Irish FinCo Unlimited Company ("FinCo," "STERIS Irish FinCo," the "Issuer") completed an offering of $1,350,000 in aggregate principal amount, of its senior notes in two separate tranches: (i) $675,000 aggregate principal amount of the Issuer's 2.70% Senior Notes due 2031 (the "2031 Notes") and (ii) $675,000 aggregate principal amount of the Issuer's 3.750% Senior Notes due 2051 (the "2051 Notes" and, together with the 2031 Notes, the "Senior Public Notes"). The Senior Public Notes were issued pursuant to an Indenture, dated as of April 1, 2021 (the "Base Indenture"), among FinCo, and STERIS plc, STERIS Corporation and STERIS Limited (the "Guarantors") and U.S. Bank National Association, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of April 1, 2021, among FinCo, the Guarantors and the Trustee (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). Each of the Guarantors guaranteed the Senior Public Notes jointly and severally on a senior unsecured basis (the "Guarantees"). The 2031 Notes will mature on March 15, 2031 and the 2051 Notes will mature on March 15, 2051. The Senior Public Notes will bear interest at the

(dollars in thousands, except per share amounts and as noted)

rates set forth above. Interest on the Senior Public Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2021, until their respective maturities.

Cantel's Convertible Debt

On May 15, 2020, Cantel issued $168,000 aggregate principal amount of 3.25% convertible senior notes due 2025 (the “Notes”) in a private placement. The initial conversion price was $41.51 per share of Cantel common stock (based on an initial conversion rate of 24.0912 shares of Cantel common stock per one thousand dollars in principal amount of Notes) and was, along with the conversion rate, subject to adjustment if certain events occurred.

Because each of the consummation of STERIS's acquisition of Cantel and the delisting of Cantel common stock from the New York Stock Exchange (the "NYSE") constituted a “Make-Whole Fundamental Change” under the indenture governing the notes (as supplemented, the "Cantel Indenture"), any Notes surrendered for conversion from and including June 2, 2021 until July 2, 2021 (the “Make-Whole Conversion Period”) were subject to conversion at the conversion rate of 25.0843 units of Reference Property (as defined in the Cantel Indenture) (the “Make-Whole Conversion Rate”), which corresponded to 8.4752 STERIS ordinary shares and approximately $424.68 in cash per one thousand dollars in principal amount of Cantel Notes. The Make-Whole Conversion Rate was based on an increase in the Conversion Rate by 0.9931 Additional Shares based on a Make-Whole Effective Date of June 2, 2021 and a Stock Price (each as defined in the Cantel Indenture) of $81.3520. Cantel settled all conversions of Notes in connection with the Make-Whole Fundamental Changes that constituted STERIS's acquisition of Cantel and the delisting of Cantel common stock from the NYSE pursuant to the Cash Settlement provisions of the Cantel Indenture.

The Cantel Trustee, acting as conversion agent, informed Cantel that holders of 100% of the outstanding Notes elected to convert their Notes during the Make-Whole Conversion Period.

The fair value of the Notes exceeded their aggregate par value of $168,000 at the date of consummation of STERIS's acquisition of Cantel. The fair value was estimated utilizing the closing price of STERIS ordinary shares on June 2, 2021. A premium of approximately $175,555 in excess of the aggregate par value of the Notes represented purchase consideration and was initially classified in additional paid-in capital in accordance with ASC 2020-06, "Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)."

Because all Holders elected to convert during the Make-Whole Conversion Period, the aggregate par value outstanding was reclassified to current liabilities in the balance sheet. The premium initially recorded as additional paid in capital at the effective time of STERIS's acquisition of Cantel was reclassified to "Convertible debt, premium liability," also classified as a current liability, and was settled in cash.

The final total Cash Settlement value of the Notes was approximately $371,361, comprised of the aggregate par value of $168,000 and the fair value of the liability representing the premium over par of approximately $203,361.

The liability representing the premium over par value increased between the effective date of STERIS's acquisition of Cantel and settlement because of the movement in trading prices of STERIS Ordinary Shares during the Observation Periods (as defined in the Cantel Indenture). The fluctuation in fair value during such Observation Periods is reported in the statement of income as a component of “Non-operating expense, net.”

(dollars in thousands, except per share amounts and as noted)

Our outstanding Private Placement Senior Notes at March 31, 2024 and 2023 were as follows:

	Applicable Note Purchase Agreement	Maturity Date	U.S. Dollar Value at March 31, 2024	U.S. Dollar Value at March 31, 2023
$80,000 Senior notes at 3.35%	2012 Private Placement	December 2024	**80,000**	80,000
$25,000 Senior notes at 3.55%	2012 Private Placement	December 2027	**25,000**	25,000
$125,000 Senior notes at 3.45%	2015 Private Placement	May 2025	**125,000**	125,000
$125,000 Senior notes at 3.55%	2015 Private Placement	May 2027	**125,000**	125,000
$100,000 Senior notes at 3.70%	2015 Private Placement	May 2030	**100,000**	100,000
$50,000 Senior notes at 3.93%	2017 Private Placement	February 2027	**50,000**	50,000
€60,000 Senior notes at 1.86%	2017 Private Placement	February 2027	**64,708**	65,254
$45,000 Senior notes at 4.03%	2017 Private Placement	February 2029	**45,000**	45,000
€20,000 Senior notes at 2.04%	2017 Private Placement	February 2029	**21,569**	21,752
£45,000 Senior notes at 3.04%	2017 Private Placement	February 2029	**56,799**	55,579
€19,000 Senior notes at 2.30%	2017 Private Placement	February 2032	**20,491**	20,664
£30,000 Senior notes at 3.17%	2017 Private Placement	February 2032	**37,866**	37,053
Total Senior Notes			**$ 751,433**	$ 750,302

On February 27, 2017, Limited issued and sold an aggregate principal amount of $95,000, €99,000, and £75,000, of senior notes in a private placement to certain institutional investors in an offering that was exempt from the registration requirements of the Securities Act of 1933. These notes have maturities of between 10 years and 15 years from the issue date. The agreement governing these notes contains leverage and interest coverage covenants.

On May 15, 2015, STERIS Corporation issued and sold $350,000 of senior notes, in a private placement to certain institutional investors in an offering that was exempt from the registration requirements of the Securities Act of 1933. These notes have maturities of 10 years to 15 years from the issue date. The agreement governing these notes contains leverage and interest coverage covenants.

In December 2012, and in February 2013 STERIS Corporation issued and sold $200,000 of senior notes, in a private placement to certain institutional investors in offerings that were exempt from the registration requirements of the Securities Act of 1933. The agreement governing the notes contains leverage and interest coverage covenants.

On March 19, 2021, STERIS Corporation as issuer, and the Company, Limited and FinCo, as guarantors, entered into (1) a First Amendment to Amended and Restated Note Purchase Agreement dated March 5, 2019 (which had amended and restated certain note purchase agreements originally dated December 4, 2012) per the 2012 and 2013 senior notes (the "2012 Amendment"), and (2) a First Amendment to Amended and Restated Note Purchase Agreement dated March 5, 2019 (which had amended and restated certain note purchase agreements originally dated March 31, 2015) for the 2015 senior notes (the "2015 Amendment"). Also on March 19, 2021, Limited, as Issuer, and the Company, STERIS Corporation and FinCo, as guarantors, entered into a First Amendment to Amended and Restated Note Purchase Agreement dated March 5, 2019 (which had amended and restated a certain note purchase agreement originally dated January 23, 2017) for the 2017 senior notes (together with the 2012 Amendment and the 2015 Amendment, the "NPA Amendments"). The NPA Amendments provided, among other things, for the waiver of certain repurchase rights of the note holders and increased the size of certain baskets to more closely align with other current credit agreement baskets.

At March 31, 2024, we were in compliance with all financial covenants associated with our indebtedness.

(dollars in thousands, except per share amounts and as noted)

The combined annual aggregate amount of maturities of our outstanding debt by fiscal year is as follows:

2025	$ 165,938
2026	662,029
2027	614,396
2028	150,000
2029 and thereafter	1,631,725
Total	$ 3,224,088

(dollars in thousands, except per share amounts and as noted)

9. ADDITIONAL CONSOLIDATED BALANCE SHEET INFORMATION

Additional information related to our Consolidated Balance Sheets is as follows:

March 31,	2024	2023
Accrued payroll and other related liabilities:		
Compensation and related items	**$ 48,152**	$ 43,960
Accrued vacation/paid time off	**16,140**	13,348
Accrued bonuses	**61,669**	31,096
Accrued employee commissions	**35,980**	26,924
Other post-retirement benefits obligations-current portion	**994**	1,121
Other employee benefit plans' obligations-current portion	**1,896**	2,014
Total accrued payroll and other related liabilities	**$ 164,831**	$ 118,463
Accrued expenses and other:		
Deferred revenues	**$ 70,460**	$ 85,727
Service liabilities	**92,590**	72,033
Self-insured and related risk reserves-current portion	**13,303**	11,325
Accrued dealer commissions	**33,277**	27,078
Accrued warranty	**15,388**	13,394
Asset retirement obligation-current portion	**510**	543
Accrued interest	**11,109**	9,243
Other	**83,107**	78,689
Total accrued expenses and other	**$ 319,744**	$ 298,032
Other liabilities:		
Self-insured risk reserves-long-term portion	**$ 21,646**	$ 22,171
Other post-retirement benefits obligations-long-term portion	**5,159**	6,070
Defined benefit pension plans obligations-long-term portion	**2,727**	2,876
Other employee benefit plans obligations-long-term portion	**1,321**	1,153
Accrued long-term income taxes	**6,508**	10,082
Asset retirement obligation-long-term portion	**13,148**	12,588
Other	**21,037**	21,197
Total other liabilities	**$ 71,546**	$ 76,137

(dollars in thousands, except per share amounts and as noted)

10. INCOME TAXES

The total provision for income taxes can be reconciled to the tax computed at the Ireland statutory tax rate as follows:

Years Ended March 31,	2024	2023	2022
National statutory tax rate	**12.5 %**	12.5 %	12.5 %
Increase in accruals for uncertain tax positions	**— %**	— %	0.1 %
U.S. state and local taxes, net of federal income tax expense (benefit)	**2.2 %**	(1.1)%	1.6 %
Increase in valuation allowances	**0.9 %**	— %	0.7 %
U.S. research and development credit	**(0.7)%**	(0.4)%	(0.7)%
U.S. foreign income tax credit	**(0.9)%**	(0.8)%	(1.8)%
Difference in non-Ireland tax rates	**8.5 %**	8.9 %	14.2 %
U.S. federal audit adjustments	**0.1 %**	— %	— %
Excess tax benefit for equity compensation	**(0.7)%**	(0.6)%	(4.3)%
Tax rate changes on deferred tax assets and liabilities	**(0.3)%**	— %	— %
U.S. tax reform impact, GILTI and FDII	**(0.2)%**	(0.3)%	(0.8)%
Capitalized acquisition, redomiciliation costs	**— %**	— %	1.5 %
All other, net	**(0.1)%**	— %	(0.6)%
Total Provision for Income Taxes	**21.3 %**	18.2 %	22.4 %

Our effective tax rate is affected by i) the tax rates in Ireland (our country of domicile), the United States, and other jurisdictions in which we operate, and ii) the relative amount of income before income taxes by geography. Income before income taxes by geography are based on the geographic location of our operations to which such earnings are attributable. Transactions between two or more of the entities within our group occur routinely and involve the sale of goods and services, loans and related interest, intellectual property and related royalties, and shared costs. The pricing used in these transactions is consistent with the prices that would be charged between unrelated parties in accordance with our interpretation of current tax regulations. Income before income taxes by geography includes the transfer of income before income taxes that results from these transactions.

We operate a global financing structure using a wholly-owned financing company domiciled in Ireland, STERIS Irish FinCo, which has a material impact on the relative amount of income before income taxes by geography. In each of the years presented, STERIS Irish FinCo contributed more than 90% of the pre-tax income of Ireland operations. Its activities are driven by funding needs for acquisitions, capital investments, and working capital. A significant majority of STERIS Irish FinCo's income before income taxes during the years presented was driven by loans to our operations in the United States in response to such funding needs.

Significant transactions not indicative of operating trends that impacted the amount of income before income taxes by geography and resulting provision for income tax and effective tax rate include:

- In fiscal 2024, income from continuing operations before income taxes, in the United States and Other locations, was impacted by $44,390 of expenses associated with restructuring. This resulted in approximately $2,600 of an increase to our valuation allowance in Other locations.
- In fiscal 2023, there was a $23,389 favorable tax impact from changes in U.S. state and local tax rates applied to existing deferred tax assets and liabilities.
- In fiscal 2022, income in the United States was affected by costs associated with the completion of the Cantel Medical acquisition. These include $205,788 of acquisition and integration related expenses and the negative impact of a fair value adjustment of $27,806 related to the premium liability associated with the Cantel Medical convertible debt. Approximately $67,000 of these costs were non-deductible.

(dollars in thousands, except per share amounts and as noted)

Income from continuing operations before income taxes of our domestic and foreign operations based on the geographic locations of our operations was as follows:

Years Ended March 31,	2024	2023	2022
United States operations	**$ 491,890**	$ 451,901	$ 127,507
Ireland operations	**51,510**	62,664	88,078
Other locations operations	**159,410**	165,701	151,218
	$ 702,810	$ 680,266	$ 366,803

The components of the provision for income taxes related to income from continuing operations consisted of the following:

Years Ended March 31,	2024	2023	2022
Current:			
United States federal	**$ 133,498**	$ 128,793	$ 81,111
United States state and local	**26,230**	31,073	20,925
Ireland	**7,639**	8,837	12,002
Other locations	**51,283**	59,422	54,581
	218,650	228,125	168,619
Deferred:			
United States federal	**(43,484)**	(39,030)	(63,087)
United States state and local	**(11,222)**	(43,843)	(15,108)
Ireland	**(923)**	(864)	(739)
Other locations	**(13,491)**	(20,319)	(7,341)
	(69,120)	(104,056)	(86,275)
Total Provision for Income Taxes	**$ 149,530**	$ 124,069	$ 82,344

Unrecognized Tax Benefits. We classify uncertain tax positions and related interest and penalties as long-term liabilities within “Other liabilities” in our accompanying Consolidated Balance Sheets, unless they are expected to be paid within 12 months, in which case, the uncertain tax positions would be classified as Current liabilities within the "Accrued income taxes" line in our accompanying Consolidated Balance Sheets. We recognize interest and penalties related to unrecognized tax benefits within the “Income tax expense” line in our accompanying Consolidated Statements of Income.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	2024	2023
Unrecognized Tax Benefits Balance at April 1	**$ 2,230**	$ 2,160
Increases for tax provisions of current year	**—**	70
Decreases for tax provisions of prior year	**(80)**	—
Unrecognized Tax Benefits Balance at March 31	**$ 2,150**	$ 2,230

We recognized interest and penalties related to uncertain tax positions in the provision for income taxes. As of March 31, 2024 and 2023, we had $143 and $140 accrued for interest and penalties, respectively. If all unrecognized tax benefits were recognized, the net impact on the provision for income tax expense would be $2,293. The decrease in unrecognized tax benefits from prior year is due to the expiration of old positions. It is reasonably possible that during the next 12 months, there will be no material reductions in unrecognized tax benefits as a result of the expiration of various statutes of limitations or other matters.

We operate in numerous taxing jurisdictions and are subject to regular examinations by various United States federal, state and local, as well as foreign jurisdictions. We are no longer subject to United States federal examinations for years before fiscal 2018 and, with limited exceptions, we are no longer subject to United States state and local, or non-United States, income tax

(dollars in thousands, except per share amounts and as noted)

examinations by tax authorities for years before fiscal 2018. We remain subject to tax authority audits in various jurisdictions wherever we do business.

In the fourth quarter of fiscal 2021, we completed an appeals process with the U.S. Internal Revenue Service (the "IRS") regarding proposed audit adjustments related to deductibility of interest paid on intercompany debt for fiscal years 2016 through 2017. An agreement was reached on final interest rates, which also impacted subsequent years through 2020. The total federal, state, and local tax impact of the settlement including interest is approximately $12,000 for the fiscal years 2016 through 2020, materially all of which has been paid through March 31, 2024.

In November 2023, we received two Notices of Deficiency from the IRS regarding the previously disclosed deemed dividend inclusions and associated withholding tax matter. The notices relate to the fiscal and calendar year 2018. The IRS adjustments would result in a cumulative tax liability of approximately $50,000. We are contesting the IRS's assertions and have filed petitions with the U.S. Tax Court. We have not established reserves related to these notices. An unfavorable outcome is not expected to have a material adverse impact on our consolidated financial position but could be material to our consolidated results of operations and cash flows for any one period.

We estimate that the tax benefit from our Costa Rican Tax Holiday is $4,800 (or $0.05 per fully diluted share), annually. The Tax Holiday runs fully exempt from income tax through 2031.

Deferred Taxes. The significant components of the deferred tax assets and liabilities recorded in our accompanying balance sheets at March 31, 2024 and 2023 were as follows:

March 31,	2024	2023
Deferred Tax Assets:		
Post-retirement benefit accrual	**$ 1,480**	$ 1,737
Compensation	**19,582**	15,858
Net operating loss carryforwards	**37,096**	37,667
Accrued expenses	**13,667**	13,150
Insurance	**2,817**	2,268
Deferred income	**20,393**	23,967
Bad debt	**3,868**	3,763
Research & experimental expenditures	**28,347**	15,382
Operating leases (1)	**47,625**	46,781
Foreign tax credit carryforwards	**32,137**	33,559
Other	**21,258**	11,701
Deferred Tax Assets	**228,270**	205,833
Less: Valuation allowance	**26,374**	20,315
Total Deferred Tax Assets	**201,896**	185,518
Deferred Tax Liabilities:		
Depreciation and depletion	**92,358**	98,601
Operating leases (1)	**46,657**	45,834
Intangibles	**518,814**	630,589
Pension	**3,889**	2,644
Other	**2,559**	3,186
Total Deferred Tax Liabilities	**664,277**	780,854
Net Deferred Tax Liabilities	**$ (462,381)**	$ (595,336)

(1) For more information regarding our operating leases, see Note 12 titled, "Commitments and Contingencies."

At March 31, 2024, we had U.S. federal operating loss carryforwards of $8,026, which remain subject to a 20 year carryforward period. Additionally, we had non-U.S. operating loss carry forwards of $128,159. Although the majority of the non-U.S. carryforwards have indefinite expiration periods, those carryforwards that have definite expiration periods will expire if unused between fiscal years 2025 and 2045. In addition, we have recorded pre-valuation allowance tax benefits of $2,269

(dollars in thousands, except per share amounts and as noted)

related to U.S. state operating loss carryforwards. If unused, these state operating loss carryforwards will expire between fiscal years 2025 and 2045. At March 31, 2024, we had $33,297 of pre-valuation allowance tax credit carryforwards of which $23,954 relates to offsets of deferred tax liabilities related to German branches of a U.S. subsidiary. These credit carryforwards can be used through fiscal 2034.

We review the need for a valuation allowance against our deferred tax assets. A valuation allowance of $26,374 has been applied to a portion of the net deferred tax assets because we do not believe it is more-likely-than-not that we will receive future benefit. The valuation allowance increased during fiscal 2024 by $6,059.

Other than the tax expense previously recorded for the one-time transition tax on unremitted earnings of non-US subsidiaries, no additional provision has been made for income taxes on undistributed earnings of foreign subsidiaries as the Company’s position is that these amounts continue to be indefinitely reinvested. The amount of undistributed earnings of subsidiaries was approximately $2,850,000 at March 31, 2024. It is not practicable to estimate the additional income taxes and applicable withholding taxes that would be payable on the remittance of such undistributed earnings.

On October 8, 2021, the Organization for Economic Co-operation and Development ("OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. On December 20, 2021, the OECD released Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large corporations at a minimum rate of 15%. The OECD continues to release additional guidance on the two-pillar framework with widespread implementation anticipated by 2024. We are continuing to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by individual countries. The legislation is anticipated to be effective for our fiscal year beginning April 1, 2024.

11. BENEFIT PLANS

In the United States, we sponsor an unfunded post-retirement welfare benefits plan for two groups of United States retirees. Benefits under this plan include retiree life insurance and retiree medical insurance, including prescription drug coverage.

We sponsor several defined benefit pension schemes outside the United States: two in the UK, one in the Netherlands, two in Germany, and one in Switzerland. The Synergy Health plc Retirement Benefit Scheme is a defined benefit (final salary) funded pension scheme. In previous years, Synergy sponsored a funded defined benefit arrangement in the Netherlands. This was a separate fund holding the pension scheme assets to meet long-term pension liabilities for past and present employees. Accrual of benefits ceased under the scheme effective January 1, 2013. The Synergy Radeberg and Synergy Allershausen Schemes are unfunded defined pension schemes and are closed to new entrants. The Synergy Daniken Scheme is a defined benefit funded pension scheme. As a result of our fiscal 2018 acquisition of Harwell Dosimeters Ltd, we also sponsor the Harwell Dosimeters Ltd Retirement Benefits Scheme which is a defined benefit funded pension scheme.

We recognize the funded status of our defined benefit pension and post-retirement benefit plans in our Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The funded status is measured as of March 31 each year and is calculated as the difference between the fair value of plan assets and the benefit obligation (which is the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for post-retirement benefit plans). Accumulated comprehensive income (loss) represents the net unrecognized actuarial losses and unrecognized prior service cost. These amounts will be recognized in net periodic benefit cost as they are amortized. We will recognize future changes to the funded status of these plans in the year the change occurs, through other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts and as noted)

Obligations and Funded Status. The following table reconciles the funded status of the defined benefit pension plans and the other post-retirement benefits plan to the amounts recorded on our Consolidated Balance Sheets at March 31, 2024 and 2023, respectively. Benefit obligation balances presented in the following table reflect the projected benefit obligations for our defined benefit pension plans and the accumulated other post-retirement benefit obligation for our post-retirement benefits plan. The measurement date of our defined benefit pension plans and other post-retirement benefits plan is March 31, for both periods presented.

	Defined Benefit Pension Plans		Other Post-Retirement Benefits Plan	
	2024	2023	2024	2023
Change in Benefit Obligations:				
Benefit Obligations at Beginning of Year	$ 93,640	$ 129,772	$ 7,191	$ 8,525
Service cost	659	1,276	—	—
Interest cost	4,120	3,054	313	256
Actuarial gain	(140)	(27,046)	(441)	(807)
Benefits and expenses	(4,327)	(5,817)	(910)	(783)
Employee contributions	1,028	501	—	—
Curtailments/settlements	(355)	(421)	—	—
Impact of foreign currency exchange rate changes	1,750	(7,679)	—	—
Benefit Obligations at End of Year	96,375	93,640	6,153	7,191
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	107,089	142,172	—	—
Actual return on plan assets	3,043	(25,828)	—	—
Employer contributions	5,253	4,936	910	783
Employee contributions	1,028	501	—	—
Benefits and expenses paid	(4,280)	(5,772)	(910)	(783)
Curtailments/settlements	(324)	(421)	—	—
Impact of foreign currency exchange rate changes	2,104	(8,499)	—	—
Fair Value of Plan Assets at End of Year	113,913	107,089	—	—
Funded Status of the Plans	$ 17,538	$ 13,449	$ (6,153)	$ (7,191)

Amounts recognized in the Consolidated Balance Sheets consist of the following:

	Defined Benefit Pension Plans		Other Post-Retirement Benefits Plan	
	2024	2023	2024	2023
Non-current assets	$ 20,265	$ 16,325	$ —	$ —
Current liabilities	—	—	(994)	(1,121)
Non-current liabilities	(2,727)	(2,876)	(5,159)	(6,070)
Net assets (liabilities)	$ 17,538	$ 13,449	$ (6,153)	$ (7,191)

(dollars in thousands, except per share amounts and as noted)

The pre-tax amount of unrecognized actuarial net loss and unamortized prior service cost included in accumulated other comprehensive (loss) at March 31, 2024, was approximately $3,982 and $(584), respectively.

Defined benefit plans with an accumulated benefit obligation and projected benefit obligation exceeding the fair value of plan assets had the following plan assets and obligations at March 31, 2024 and 2023:

	Defined Benefit Pension Plans	
	2024	2023
Aggregate fair value of plan assets	**$ 113,913**	$ 107,089
Aggregate accumulated benefit obligations	**96,375**	93,640
Aggregate projected benefit obligations	**96,375**	93,640

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income. Components of the annual net periodic benefit cost of our defined benefit pension plans and our other post-retirement benefits plan were as follows:

	Defined Benefit Pension Plans			Other Post-Retirement Benefits Plan		
	2024	2023	2022	2024	2023	2022
Service cost	**$ 659**	$ 1,276	$ 1,616	**$ —**	$ —	$ —
Interest cost	**4,120**	3,054	2,699	**313**	256	232
Expected return on plan assets	**(6,051)**	(3,817)	(4,412)	**—**	—	—
Prior service cost recognition	**47**	48	61	**—**	—	(267)
Net amortization and deferral	**15**	19	18	**209**	329	444
Curtailments/settlements	**(1)**	(49)	(31)	**—**	—	—
Net periodic benefit (credit) cost	**$ (1,211)**	$ 531	$ (49)	**$ 522**	$ 585	$ 409
Recognized in other comprehensive loss (income) before tax:						
Net loss (gain) occurring during year	**$ 2,562**	$ 1,716	$ (11,028)	**$ 441**	$ 807	$ 640
Amortization of prior service credit	**(102)**	(263)	(222)	**—**	—	267
Amortization of net loss	**10**	—	—	**(209)**	(329)	(444)
Total recognized in other comprehensive loss (income)	**2,470**	1,453	(11,250)	**232**	478	463
Total recognized in total benefits cost and other comprehensive loss (income)	**$ 1,259**	$ 1,984	$ (11,299)	**$ 754**	$ 1,063	$ 872

(dollars in thousands, except per share amounts and as noted)

Assumptions Used in Calculating Benefit Obligations and Net Periodic Benefit Cost. The following table presents significant assumptions used to determine the projected benefit obligations at March 31:

	2024	2023
Discount Rate:		
Synergy Health plc Retirement Benefits Scheme	**4.80 %**	4.70 %
Isotron BV Pension Plan	**3.40 %**	3.70 %
Synergy Health Daniken AG	**1.50 %**	2.05 %
Synergy Health Radeberg	**3.80 %**	3.80 %
Synergy Health Allershausen	**3.50 %**	3.70 %
Harwell Dosimeters Ltd Retirement Benefits Scheme	**4.80 %**	4.80 %
Other post-retirement plan	**5.00 %**	4.75 %

The following table presents significant assumptions used to determine the net periodic benefit costs for the years ended March 31:

	2024	2023	2022
Discount Rate:			
Synergy Health plc Retirement Benefits Scheme	**4.70 %**	2.80 %	2.10 %
Isotron BV Pension Plan	**3.70 %**	1.80 %	0.90 %
Synergy Health Daniken AG	**1.50 %**	2.05 %	1.00 %
Synergy Health Radeberg	**2.00 %**	2.00 %	1.50 %
Synergy Health Allershausen	**2.20 %**	2.20 %	2.00 %
Harwell Dosimeters Ltd Retirement Benefits Scheme	**4.85 %**	4.80 %	2.85 %
Other post-retirement plan	**4.75 %**	3.25 %	2.50 %
Expected Return on Plan Assets:			
Synergy Health plc Retirement Benefits Scheme	**6.10 %**	3.20 %	3.60 %
Isotron BV Pension Plan	**3.70 %**	1.80 %	0.90 %
Synergy Health Daniken AG	**1.50 %**	1.95 %	1.00 %

The net periodic benefit cost and the actuarial present value of projected benefit obligations are based upon assumptions that we review on an annual basis. These assumptions may be revised annually based upon an evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing benefits.

We develop our expected long-term rate of return on plan assets assumptions by evaluating input from third-party professional advisers, taking into consideration the asset allocation of the portfolios and the long-term asset class return expectations.

We develop our discount rate assumptions by evaluating input from third-party professional advisers, taking into consideration the current yield on country specific investment grade long-term bonds which provide for similar cash flow streams as our projected obligations.

We have made assumptions regarding healthcare costs in computing our other post-retirement benefit obligation. The assumed rates of increase generally decline ratably over a five-year period from the assumed current year healthcare cost trend rate to the assumed long-term healthcare cost trend rate noted below.

	2024	2023	2022
Healthcare cost trend rate – medical	**7.50 %**	7.50 %	7.00 %
Healthcare cost trend rate – prescription drug	**7.50 %**	7.50 %	7.00 %
Long-term healthcare cost trend rate	**4.50 %**	4.50 %	4.50 %

To determine the healthcare cost trend rates, we evaluate a combination of information, including ongoing claims cost monitoring, annual statistical analyses of claims data, reconciliation of forecasted claims against actual claims, review of trend

assumptions of other plan sponsors and national health trends, and adjustments for plan design changes, workforce changes, and changes in plan participant behavior.

Plan Assets. The investment policies for our plans are generally established by the local pension plan trustees and seek to maintain the plans' ability to meet liabilities and to comply with local minimum funding requirements. Plan assets are invested in diversified portfolios that provide adequate levels of return at an acceptable level of risk. The investment policies are reviewed at least annually and revised, as deemed appropriate to ensure that the objectives are being met. At March 31, 2024, the targeted allocation for the plans were approximately 75% equity investments and 25% fixed income investments.

Financial instruments included in pension plan assets are categorized into three tiers. These tiers include a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

Level 1 - Quoted prices for identical assets in active markets.

Level 2 - Quoted prices for similar assets in active markets with inputs that are observable, either directly or indirectly.

Level 3 - Unobservable prices or inputs in which little or no market data exists.

The fair value of our pension benefits plan assets at March 31, 2024 and 2023 by asset category is as follows:

	Fair Value Measurements at March 31, 2024			
(In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash	**$ 372**	**$ 372**	**$ —**	**$ —**
Insured annuities	**10,468**	**—**	**10,468**	**—**
Insurance contracts	**6,110**	**—**	**—**	**6,110**
Common and collective trusts valued at net asset value:				
Equity security trusts	**37,190**	**—**	**—**	**—**
Debt security trusts	**59,773**	**—**	**—**	**—**
Total Plan Assets	**$ 113,913**	**$ 372**	**$ 10,468**	**$ 6,110**

	Fair Value Measurements at March 31, 2023			
(In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash	$ 338	$ 338	$ —	$ —
Insured annuities	10,285	—	10,285	—
Insurance contracts	5,387	—	—	5,387
Common and collective trusts valued at net asset value:				
Equity security trusts	48,137	—	—	—
Debt security trusts	42,942	—	—	—
Total Plan Assets	$ 107,089	$ 338	$ 10,285	$ 5,387

Collective investment trusts are measured at fair value using the net asset value per share practical expedient. These trusts have not been categorized in the fair value hierarchy and are being presented in the tables above to permit a reconciliation of the fair value hierarchy to the total plan assets.

(dollars in thousands, except per share amounts and as noted)

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed during fiscal year 2024 due to the following:

	Insurance contracts
Balance at March 31, 2022	$ 5,383
Gains (losses) related to assets still held at year-end	(157)
Transfers out of Level 3	320
Foreign currency	(159)
Balance at March 31, 2023	$ 5,387
Gains (losses) related to assets still held at year-end	**28**
Transfers out of Level 3	**631**
Foreign currency	**64**
Balance at March 31, 2024	**$ 6,110**

Cash Flows. We contribute amounts to our defined benefit pension plans at least equal to the minimum amounts required by applicable employee benefit laws and local tax laws. As of March 31, 2024, we were no longer in a position where future contributions are required. Planned contribution amounts for fiscal 2025 have been cancelled.

Based upon the actuarial assumptions utilized to develop our benefit obligations at March 31, 2024, the following benefit payments are expected to be made to plan participants:

	Other Defined Benefit Pension Plans	Other Post-Retirement Benefits Plan
2025	$ 4,842	$ 994
2026	4,761	890
2027	4,901	804
2028	5,017	712
2029	5,197	638
2030 and thereafter	28,137	2,268

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) provides a prescription drug benefit for Medicare beneficiaries, a benefit we provide to Medicare eligible retirees covered by our post-retirement benefits plan. We have concluded that the prescription drug benefit provided in our post-retirement benefit plan is considered to be actuarially equivalent to the benefit provided under the Act and thus qualifies for the subsidy under the Act. Benefits are subject to a per capita per month cost cap and any costs above the cap become the responsibility of the retiree. Under the plan, the subsidy is applied to reduce the retiree responsibility. As a result, the expected future subsidy no longer reduces our accumulated post-retirement benefit obligation and net periodic benefit cost. We collected subsidies totaling approximately $339 and $477, during fiscal 2024 and fiscal 2023, respectively, which reduced the retiree responsibility for costs in excess of the caps established in the post-retirement benefit plan.

Defined Contribution Plans. We maintain 401(k) defined contribution plans for eligible U.S. employees, a 401(k) defined contribution plan for eligible Puerto Rico employees and similar savings plans for certain employees in Canada, United Kingdom, Ireland, and Finland. We provide a match on a specified portion of an employee’s contribution. The U.S. plan assets are held in trust and invested as directed by the plan participants. The Canadian plan assets are held by insurance companies. The aggregate fair value of the U.S. plan assets was $1,382,313 at March 31, 2024. At March 31, 2024, the U.S. plan held 446,128 STERIS ordinary shares with a fair value of $97,635. We paid dividends of $915, $886, and $852 to the plan and participants on STERIS shares held by the plan for the years ended March 31, 2024, 2023, and 2022, respectively. We contributed approximately $39,600, $36,564, and $38,600, to the defined contribution plans for the years ended March 31, 2024, 2023, and 2022, respectively.

(dollars in thousands, except per share amounts and as noted)

We also maintain a domestic non-qualified deferred compensation plan covering certain employees, which formerly allowed for the deferral of compensation for an employee-specified term or until retirement or termination. There have been no employee contributions made to this plan since fiscal 2012. The Plan was amended in fiscal 2012 to disallow deferrals of salary payable in 2012 and subsequent calendar years and of commissions and other incentive compensation payable in respect of the 2013 and subsequent fiscal years. We hold investments in mutual funds to satisfy future obligations of the plan. We account for these assets as available-for-sale securities and they are included in “Other assets” on our accompanying Consolidated Balance Sheets, with a corresponding liability for the plan’s obligation recorded in Accrued expenses and other. The aggregate value of the assets was $1,129 and $938 at March 31, 2024 and March 31, 2023, respectively. Realized gains and losses on these investments are recorded in Interest income and miscellaneous expense (income) within Non-operating expenses, net on our accompanying Consolidated Statements of Income. Changes in the fair value of the assets are recorded in Accumulated other comprehensive income (loss) on our accompanying Consolidated Balance Sheets.

12. COMMITMENTS AND CONTINGENCIES

We are, and will likely continue to be, involved in a number of legal proceedings, government investigations, and claims, which we believe generally arise in the course of our business, given our size, history, complexity, and the nature of our business, products, Customers, regulatory environment, and industries in which we participate. These legal proceedings, investigations and claims generally involve a variety of legal theories and allegations, including, without limitation, personal injury (e.g., slip and falls, burns, vehicle accidents), product liability or regulation (e.g., based on product operation or claimed malfunction, failure to warn, failure to meet specification, or failure to comply with regulatory requirements), product exposure (e.g., claimed exposure to chemicals, gases, asbestos, contaminants, radiation), property damage (e.g., claimed damage due to leaking equipment, fire, vehicles, chemicals), commercial claims (e.g., breach of contract, economic loss, warranty, misrepresentation), financial (e.g., taxes, reporting), employment (e.g., wrongful termination, discrimination, benefits matters), and other claims for damage and relief.

We believe we have adequately reserved for our current litigation and claims that are probable and estimable, and further believe that the ultimate outcome of these pending lawsuits and claims will not have a material adverse effect on our consolidated financial position or results of operations taken as a whole. Due to their inherent uncertainty, however, there can be no assurance of the ultimate outcome or effect of current or future litigation, investigations, claims or other proceedings (including without limitation the matters discussed below). For certain types of claims, we presently maintain insurance coverage for personal injury and property damage and other liability coverages in amounts and with deductibles that we believe are prudent, but there can be no assurance that these coverages will be applicable or adequate to cover adverse outcomes of claims or legal proceedings against us.

Civil, criminal, regulatory or other proceedings involving our products or services could possibly result in judgments, settlements or administrative or judicial decrees requiring us, among other actions, to pay damages or fines or effect recalls, or be subject to other governmental, Customer or other third party claims or remedies, which could materially affect our business, performance, prospects, value, financial condition, and results of operations.

For additional information regarding these matters, see the risks and uncertainties described under the title "product and service related regulations and claims" in Item 1A. of this Annual Report on Form 10-K.

From time to time, STERIS is also involved in legal proceedings as a plaintiff involving contract, patent protection, and other claims asserted by us. Gains, if any, from these proceedings are recognized when they are realized.

We are subject to taxation from United States federal, state and local, and foreign jurisdictions. Tax positions are settled primarily through the completion of audits within each individual jurisdiction or the closing of statutes of limitation. Changes in applicable tax law or other events may also require us to revise past estimates. We describe income taxes further in Note 10 to our consolidated financial statements titled, “Income Taxes” in this Annual Report on Form 10-K.

As of March 31, 2024 and 2023, our commercial commitments totaled $110,402 and $108,370, respectively. Commercial commitments include standby letters of credit, letters of credit required as security under our self-insured risk retention policies, and other potential cash outflows resulting from an event that requires payment by us. Approximately $9,975 and $8,036 of the March 31, 2024 and 2023 totals, respectively, relate to letters of credit required as security under our self-insured risk retention policies.

As of March 31, 2024, we had minimum purchase commitments with suppliers for raw material purchases totaling $61,941. As of March 31, 2024, we also had commitments of $154,125 for long term construction contracts.

(dollars in thousands, except per share amounts and as noted)

Leases

We lease manufacturing, warehouse and office space, service facilities, vehicles, equipment and communication systems. Certain leases contain options that provide us with the ability to extend the lease term. Such options are included in the lease term when it is reasonably certain that the option will be exercised. We made an accounting policy election to not recognize lease assets or lease liabilities for leases with a lease term of twelve months or less.

We determine if an agreement contains a lease and classify our leases as operating or finance at the lease commencement date. Finance leases are generally those leases for which we will pay substantially all the underlying asset's fair value or will use the asset for all or a major part of its economic life, including circumstances in which we will ultimately own the asset. Lease assets arising from finance leases are included in Property, plant, and equipment, net and the liabilities are included in Other liabilities. For finance leases, we recognize interest expense using the effective interest method, and we recognize amortization expense on the lease asset over the shorter of the lease term or the useful life of the asset. Our finance leases are not material as of March 31, 2024 and for the twelve-month period then ended.

Operating lease assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Lease assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. As most leases do not provide an implicit interest rate, we estimate an incremental borrowing rate to determine the present value of lease payments. Our estimated incremental borrowing rate reflects a secured rate based on recent debt issuances, our estimated credit rating, lease term, as well as publicly available data for instruments with similar characteristics. For operating leases, we recognize lease cost on a straight-line basis over the term of the lease. When accounting for leases, we combine payments for leased assets, related services and other components of a lease.

The components of operating lease expense recognized in income from continuing operations in the consolidated statements of income are as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022
Fixed operating lease expense	**$ 41,330**	$ 39,473	$ 40,513
Variable operating lease expense	**24,441**	18,581	12,032
Total operating lease expense	**$ 65,771**	$ 58,054	$ 52,545

Supplemental cash flow information related to operating leases is as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	**$ 46,946**	$ 45,249	$ 45,144
Right-of-use assets obtained in exchange for operating lease obligations, net	**$ 24,668**	$ 53,099	$ 79,241

Maturities of lease liabilities at March 31, 2024 are as follows:

	March 31, 2024
2025	**$ 37,947**
2026	**32,598**
2027	**23,094**
2028	**18,662**
2029 and thereafter	**104,609**
Total operating lease payments	**216,910**
Less imputed interest	**39,843**
Total operating lease liabilities	**$ 177,067**

In the preceding table, the future minimum annual rentals payable under noncancelable leases denominated in foreign currencies have been calculated using March 31, 2024 foreign currency exchange rates.

(dollars in thousands, except per share amounts and as noted)

Supplemental information related to operating leases is as follows:

	March 31, 2024	March 31, 2023
Weighted-average remaining lease term of operating leases	**9.9 years**	10.6 years
Weighted-average discount rate of operating leases	**4.4 %**	3.8 %

13. BUSINESS SEGMENT INFORMATION

We operate and report our financial information in three reportable business segments: Healthcare, AST, and Life Sciences. Previously, we had four reportable business segments, however, as a result of the agreement to divest our Dental segment, Dental is presented as discontinued operations. Historical information has been retrospectively adjusted to reflect these changes for comparability, as required. For more information, refer to Note 4 titled, "Discontinued Operations." Non-allocated operating costs that support the entire Company and items not indicative of operating trends are excluded from segment operating income.

Our Healthcare segment provides a comprehensive offering for healthcare providers worldwide, focused on sterile processing departments and procedural centers, such as operating rooms and endoscopy suites. Our products and services range from infection prevention consumables and capital equipment, as well as services to maintain that equipment; to the repair of re-usable procedural instruments; to outsourced instrument reprocessing services. In addition, our procedural solutions also include endoscopy accessories, instruments, and capital equipment infrastructure used primarily in operating rooms, ambulatory surgery centers, endoscopy suites, and other procedural areas.

Our AST segment supports medical device and pharmaceutical manufacturers through a global network of contract sterilization and laboratory testing facilities, and integrated sterilization equipment and control systems. Our technology-neutral offering supports Customers every step of the way, from testing through sterilization.

Our Life Sciences segment provides a comprehensive offering of products and services designed to support biopharmaceutical and medical device research and manufacturing facilities, in particular those focused on aseptic manufacturing. Our portfolio includes a full suite of capital equipment, consumable products, equipment maintenance and specialty services.

We disclose a measure of segment income that is consistent with the way management operates and views the business. The accounting policies for reportable segments are the same as those for the consolidated Company.

For the three years ended March 31, 2024, revenues from a single Customer did not represent ten percent or more of the Healthcare, AST or Life Sciences segment revenues.

(dollars in thousands, except per share amounts and as noted)

Information regarding our segments is presented in the following tables.

Years Ended March 31,	2024	2023	2022
Revenues:			
Healthcare	**$ 3,613,019**	$ 3,085,131	$ 2,845,467
AST	**953,980**	914,431	852,972
Life Sciences	**571,702**	536,704	524,964
Total revenues	**$ 5,138,701**	$ 4,536,266	$ 4,223,403
Operating income (loss):			
Healthcare	**871,358**	706,020	649,704
AST	**439,744**	429,020	410,101
Life Sciences	**221,349**	210,225	216,188
Corporate	**(348,497)**	(264,974)	(283,665)
Total operating income before adjustments	**$ 1,183,954**	$ 1,080,291	$ 992,328
Less: Adjustments			
Amortization of acquired intangible assets [(1)]	**266,420**	256,355	262,344
Acquisition and integration related charges [(2)]	**25,526**	23,486	201,905
Tax restructuring costs [(3)]	**620**	661	301
Gain on fair value adjustment of acquisition related contingent consideration [(1)]	**—**	(3,100)	(2,350)
Net loss (gain) on divestiture of businesses [(1)]	**873**	(67)	(874)
Amortization of inventory and property "step up" to fair value [(1)]	**10,032**	11,370	53,139
Restructuring charges [(4)]	**44,365**	485	48
Income from Operations	**$ 836,118**	$ 791,101	$ 477,815

(1) For more information regarding our recent acquisitions and divestitures, refer to Note 3 titled, "Business Acquisitions and Divestitures."
(2) Acquisition and integration related charges include transaction costs and integration expenses associated with acquisitions.
(3) Costs incurred in tax restructuring.
(4) For more information regarding our restructuring efforts, refer to Note 2 titled, "Restructuring."

(dollars in thousands, except per share amounts and as noted)

Assets include the current and long-lived assets directly attributable to the segment based on the management of the location or on utilization. Certain corporate assets were allocated to the reportable segments based on revenues. Assets attributed to sales and distribution locations are only allocated to the Healthcare and Life Sciences segments.

Individual facilities, equipment, and intellectual properties are utilized for production by both the Healthcare and Life Sciences segments at varying levels over time. As a result, an allocation of total assets, capital expenditures, and depreciation and amortization is not meaningful to the individual performance of the Healthcare and Life Sciences segments. Therefore, their respective amounts are reported together.

March 31,	2024	2023
Assets		
Healthcare and Life Sciences	**$ 7,055,576**	$ 6,557,742
AST	**3,203,217**	3,129,258
Assets excluding assets held for sale	**$ 10,258,793**	$ 9,687,000

Years Ended March 31,	2024	2023	2022
Capital Expenditures			
Healthcare and Life Sciences	**$ 114,164**	$ 98,585	$ 84,487
AST	**237,012**	253,914	198,350
Total Capital Expenditures	**$ 351,176**	$ 352,499	$ 282,837
Depreciation, Depletion, and Amortization [(1)]			
Healthcare and Life Sciences	**$ 322,244**	$ 306,377	$ 316,222
AST	**127,823**	116,153	115,925
Total Depreciation, Depletion, and Amortization	**$ 450,067**	$ 422,530	$ 432,147

[(1)] Fiscal 2022 totals include approximately $229,052 and $35,531 for Healthcare and Life Sciences, and AST, respectively, of amortization of acquired intangible assets and amortization of property "step-up" to fair value. For more information regarding our recent acquisitions and divestitures see Note 3 titled, "Business Acquisitions and Divestitures."

Financial information for each of our United States and international geographic areas is presented in the following table. Revenues are based on the location of these operations and their Customers. Property, plant, and equipment, net are those assets that are identified within the operations in each geographic area.

March 31,	2024	2023
Property, Plant, and Equipment, Net		
Ireland	**$ 68,603**	$ 60,570
United States	**1,009,979**	877,950
Other locations	**686,598**	694,255
Property, Plant, and Equipment, Net	**$ 1,765,180**	$ 1,632,775

Years Ended March 31,	2024	2023	2022
Revenues:			
Ireland	**$ 82,695**	$ 74,292	$ 81,864
United States	**3,751,437**	3,254,373	2,943,950
Other locations	**1,304,569**	1,207,601	1,197,589
Total Revenues	**$ 5,138,701**	$ 4,536,266	$ 4,223,403

Years Ended March 31,	2024		2023		2022
Healthcare:					
Capital equipment	**1,091,537**	$	896,590	$	782,505
Consumables	**1,248,424**		1,050,316		1,004,605
Service	**1,273,058**		1,138,225		1,058,357
Total Healthcare Revenues	**$ 3,613,019**	$	3,085,131	$	2,845,467
AST:					
Capital equipment	**$ 14,519**	$	26,460	$	24,394
Service	**$ 939,461**	$	887,971	$	828,578
Total AST Revenues	**$ 953,980**	$	914,431	$	852,972
Life Sciences:					
Capital equipment	**$ 155,520**	$	147,420	$	142,281
Consumables	**251,580**		241,114		239,365
Service	**164,602**		148,170		143,318
Total Life Sciences Revenues	**$ 571,702**		536,704		524,964
Total Revenues	**$ 5,138,701**	$	4,536,266	$	4,223,403

14. SHARES AND PREFERRED SHARES

Ordinary Shares

We calculate basic earnings per share based upon the weighted average number of shares outstanding. We calculate diluted earnings per share based upon the weighted average number of shares outstanding plus the dilutive effect of share equivalents calculated using the treasury stock method. Income from continuing operations is used as the benchmark to determine whether share equivalents are dilutive or anti-dilutive. The following is a summary of shares and share equivalents outstanding used in the calculations of basic and diluted earnings per share:

Years ended March 31,	2024	2023	2022
Denominator (*shares in thousands*):			
Weighted average shares outstanding—basic	**98,787**	99,706	97,535
Dilutive effect of share equivalents	**572**	540	791
Weighted average shares outstanding and share equivalents—diluted	**99,359**	100,246	98,326

Options to purchase the following number of shares were outstanding but excluded from the computation of diluted earnings per share because the combined exercise prices, unamortized fair values, and assumed tax benefits upon exercise were greater than the average market price for the shares during the periods, so including these options would be anti-dilutive:

Years ended March 31,	2024	2023	2022
Number of ordinary share options (*shares in thousands*)	**606**	578	243

Additional Authorized Shares

The Company has an additional authorized share capital of 50,000,000 preferred shares of $0.001 par value each, plus 25,000 deferred ordinary shares of €1.00 par value each, in order to satisfy minimum statutory capital requirements for all Irish public limited companies.

15. REPURCHASES OF ORDINARY SHARES

On May 3, 2023 our Board of Directors terminated the previous share repurchase program and authorized a new share repurchase program for the purchase of up to $500,000 (net of taxes, fees and commissions). As of March 31, 2024, there was $500,000 (net of taxes, fees and commissions) of remaining availability under the Board authorized share repurchase program. The share repurchase program has no specified expiration date.

(dollars in thousands, except per share amounts and as noted)

Under the authorization, the Company may repurchase its shares from time to time through open market purchases, including 10b5-1 plans. Any share repurchases may be activated, suspended or discontinued at any time. Due to the uncertainty surrounding the COVID-19 pandemic, share repurchases were suspended on April 9, 2020. The suspension was lifted effective February 10, 2022, enabling the Company to resume stock repurchases pursuant to the prior authorizations.

During fiscal 2024, we had no share repurchase activity pursuant to share repurchase program authorizations. During fiscal 2023, we repurchased 1,563,983 of our ordinary shares for the aggregate amount of $295,000 (net of fees and commissions) pursuant to authorizations under the share repurchase program. From February 14, 2022, through March 31, 2022, we repurchased 108,368 of our ordinary shares for the aggregate amount of $25,000 (net of fees and commissions) pursuant to the authorizations under the share repurchase program.

During fiscal 2024, we obtained 76,645 of our ordinary shares in the aggregate amount of $11,765 in connection with share-based compensation award programs. During fiscal 2023, we obtained 79,169 of our ordinary shares in the aggregate amount of $13,534 in connection with share-based compensation award programs. During fiscal 2022, we obtained 244,395 of our ordinary shares in the aggregate amount of $30,775 in connection with share-based compensation award programs.

16. SHARE-BASED COMPENSATION

We maintain a long-term incentive plan that makes available shares for grants, at the discretion of the Board of Directors or Compensation and Organizational Development Committee of the Board of Directors, to officers, directors, and key employees in the form of stock options, restricted shares, restricted share units, stock appreciation rights and share grants. We satisfy share award incentives through the issuance of new ordinary shares.

Stock option awards to employees generally vest and become nonforfeitable in increments of 25% per year over a four-year period, with full vesting four years after the date of grant. Historically, restricted stock awards to employee recipients generally cliff vested on the fourth anniversary of the grant date if the recipient remained in continuous employment through that date. Beginning with fiscal 2024 grants, Company restricted stock (and restricted stock units) generally cliff vest over a three year period after the grant date. However, employees who are grantees of restricted stock and have attained age 55 and been employed for at least 5 years at the time of the grant or meet these criteria during the term of the grant and are employed in the U.S. or in a few other foreign jurisdictions, or employees who have 25 years of service at the time of grant or meet that criterion during the term of the grant, will be subject to installment vesting rules over the applicable vesting period. Awards to certain employees in the U.S. or a few other jurisdictions may provide for continued vesting after "retirement," if certain conditions are met. As of March 31, 2024, 2,370,422 shares remained available for grant under the long-term incentive plan.

The fair value of share-based stock option compensation awards was estimated at their grant date using the Black-Scholes-Merton option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Income. The expense is classified as Cost of revenues or Selling, general, and administrative expenses in a manner consistent with the employee's compensation and benefits.

The following weighted-average assumptions were used for options granted during fiscal 2024, fiscal 2023 and fiscal 2022:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Risk-free interest rate	**3.59 %**	2.44 %	1.10 %
Expected life of options	**6.0 years**	5.9 years	5.9 years
Expected dividend yield of stock	**1.08 %**	0.80 %	0.95 %
Expected volatility of stock	**27.92 %**	24.49 %	24.27 %

(dollars in thousands, except per share amounts and as noted)

The risk-free interest rate is based upon the U.S. Treasury yield curve. The expected life of options is reflective of historical experience, vesting schedules and contractual terms. The expected dividend yield of stock represents our best estimate of the expected future dividend yield. The expected volatility of stock is derived by referring to our historical stock prices over a time frame similar to that of the expected life of the grant. An estimated forfeiture rate of 2.22%, 2.54% and 2.85% was applied in fiscal 2024, 2023 and 2022 respectively. This rate is calculated based upon historical activity and represents an estimate of the granted options not expected to vest. If actual forfeitures differ from this calculated rate, we may be required to make additional adjustments to compensation expense in future periods. The assumptions used above are reviewed at the time of each significant option grant, or at least annually.

A summary of share option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2023	1,749,729	$ 154.60		
Granted	**253,946**	**220.24**		
Exercised	**(126,393)**	**81.27**		
Forfeited	**(7,411)**	**217.73**		
Outstanding at March 31, 2024	**1,869,871**	**$ 168.22**	**6.0 years**	**$ 111,633**
Exercisable at March 31, 2024	**1,270,907**	**$ 142.42**	**4.9 years**	**$ 106,246**

We estimate that 590,113 of the non-vested stock options outstanding at March 31, 2024 will ultimately vest.

The aggregate intrinsic value in the table above represents the total pre-tax difference between the $224.82 closing price of our ordinary shares on March 31, 2024 over the exercise prices of the stock options, multiplied by the number of options outstanding or outstanding and exercisable, as applicable. The aggregate intrinsic value is not recorded for financial accounting purposes, and the value changes daily based on the daily changes in the fair market value of our ordinary shares.

The total intrinsic value of stock options exercised during the years ended March 31, 2024, 2023 and 2022 was $18,177, $6,502 and $52,952, respectively. Net cash proceeds from the exercise of stock options were $10,472, $1,828 and $10,071 for the years ended March 31, 2024, 2023 and 2022, respectively. The tax benefit from stock option exercises was $5,470, $4,945 and $18,143 for the years ended March 31, 2024, 2023 and 2022, respectively.

The weighted average grant date fair value of stock option grants was $54.60, $50.72 and $37.52 for the years ended March 31, 2024, 2023 and 2022, respectively.

A summary of the non-vested restricted share and restricted share unit activity is presented below:

	Number of Restricted Shares	Number of Restricted Share Units	Weighted-Average Grant Date Fair Value
Non-vested at March 31, 2023	450,793	28,542	$ 186.60
Granted	**180,529**	**18,476**	**202.13**
Vested	**(148,283)**	**(17,041)**	**164.14**
Forfeited	**(19,658)**	**(1,629)**	**196.29**
Non-vested at March 31, 2024	**463,381**	**28,348**	**$ 200.04**

Restricted shares and restricted share unit grants are valued based on the closing stock price at the grant date. The value of restricted shares and units at the time of grant that vested during fiscal 2024 was $27,149.

As of March 31, 2024, there was a total of $60,130 in unrecognized compensation cost related to non-vested share-based compensation granted under our share-based compensation plans. We expect to recognize the cost over a weighted average period of 1.7 years.

(dollars in thousands, except per share amounts and as noted)

Cantel Share-Based Compensation Plan

In connection with the June 2, 2021 acquisition of Cantel, outstanding, non-vested Cantel restricted share units were replaced with STERIS restricted share units.

As of March 31, 2024, there was a total of $3 in unrecognized compensation cost related to non-vested STERIS restricted share units awarded to replace Cantel restricted share units. We expect to recognize the remaining cost in fiscal 2025.

A summary of the non-vested restricted share units activity associated with the Cantel share-based compensation plans is presented below:

	Number of Restricted Share Units	Weighted-Average Grant Date Fair Value
Non-vested at March 31, 2023	15,670	$ 191.18
Granted	—	—
Vested	(14,763)	191.18
Forfeited	(762)	191.18
Non-vested at March 31, 2024	**145**	**$ 191.18**

17. FINANCIAL AND OTHER GUARANTEES

We generally offer a limited parts and labor warranty on capital equipment. The specific terms and conditions of those warranties vary depending on the product sold and the countries where we conduct business. We record a liability for the estimated cost of product warranties at the time product revenues are recognized. The amounts we expect to incur on behalf of our Customers for the future estimated cost of these warranties are recorded as a current liability on the accompanying Consolidated Balance Sheets. Factors that affect the amount of our warranty liability include the number and type of installed units, historical and anticipated rates of product failures, and material and service costs per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Changes in our warranty liability during the periods presented are as follows:

Years Ended March 31,	2024	2023	2022
Balance, Beginning of Year	**$ 13,394**	$ 13,892	$ 9,406
Liabilities assumed in acquisition of Cantel	**—**	—	4,553
Warranties issued during the period	**18,051**	13,195	12,571
Settlements made during the period	**(16,057)**	(13,693)	(12,638)
Balance, End of Year	**$ 15,388**	$ 13,394	$ 13,892

(dollars in thousands, except per share amounts and as noted)

18. DERIVATIVES AND HEDGING

From time to time, we enter into forward contracts to hedge potential foreign currency gains and losses that arise from transactions denominated in foreign currencies, including intercompany transactions. We may also enter into commodity swap contracts to hedge price changes in nickel that impact raw materials included in our Cost of revenues. During fiscal 2024, we also held forward foreign currency contracts to hedge a portion of our expected non-U.S. dollar-denominated earnings against our reporting currency, the U.S. dollar. These foreign currency exchange contracts matured during fiscal 2024. We did not elect hedge accounting for these forward foreign currency contracts; however, we may seek to apply hedge accounting in future scenarios. We do not use derivative financial instruments for speculative purposes.

These contracts are not designated as hedging instruments and do not receive hedge accounting treatment; therefore, changes in their fair value are not deferred but are recognized immediately in the Consolidated Statements of Income. At March 31, 2024, we held foreign currency forward contracts to buy 48.0 million British pounds sterling and 4.0 million euros; and to sell 150.0 million Mexican pesos, and 18.0 million Australian dollars. At March 31, 2024, we held commodity swap contracts to buy 789.0 thousand pounds of nickel.

	Asset Derivatives		Liability Derivatives	
Balance Sheet Location	Fair Value at March 31, 2024	Fair Value at March 31, 2023	Fair Value at March 31, 2024	Fair Value at March 31, 2023
Prepaid & Other	**$ 208**	$ 378	**$ —**	$ —
Accrued expenses and other	**—**	—	**1,014**	2,054

The following table presents the impact of derivative instruments and their location within the Consolidated Statements of Income:

	Location of (loss) gain recognized in income	Amount of (loss) gain recognized in income Years Ended March 31, 2024	2023	2022
Foreign currency forward contracts	Selling, general, and administrative	**$ 1,272**	$ 5,036	$ 4,379
Commodity swap contracts	Cost of revenues	**(1,611)**	(3,630)	3,921

(dollars in thousands, except per share amounts and as noted)

19. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. We estimate the fair value of financial assets and liabilities using available market information and generally accepted valuation methodologies. The inputs used to measure fair value are classified into three tiers. These tiers include Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the entity to develop its own assumptions. The following table shows the fair value of our financial assets and liabilities at March 31, 2024 and March 31, 2023:

			Fair Value Measurements					
	Carrying Value		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs	
			Level 1		Level 2		Level 3	
At March 31,	2024	2023	2024	2023	2024	2023	2024	2023
Assets:								
Cash and cash equivalents	**$ 207,020**	$ 208,357	**$ 207,020**	$ 208,357	**$ —**	$ —	**$ —**	$ —
Forward and swap contracts [1]	**208**	378	**—**	—	**208**	378	**—**	—
Equity investments [2]	**4,767**	7,069	**4,767**	7,069	**—**	—	**—**	—
Other investments	**2,902**	2,066	**2,902**	2,066	**—**	—	**—**	—
Liabilities:								
Forward and swap contracts [1]	**$ 1,014**	$ 2,054	**$ —**	$ —	**$ 1,014**	$ 2,054	**$ —**	$ —
Deferred compensation plans [2]	**1,186**	1,022	**1,186**	1,022	**—**	—	**—**	—
Total debt [3]	**3,206,100**	3,078,655	**—**	—	**2,895,784**	2,754,218	**—**	—
Contingent consideration obligations [4]	**11,000**	15,678	**—**	—	**—**	—	**11,000**	15,678

(1) The fair values of forward and swap contracts are based on period-end forward rates and reflect the value of the amount that we would pay or receive for the contracts involving the same notional amounts and maturity dates.

(2) We maintain a frozen domestic non-qualified deferred compensation plan covering certain employees, which allowed for the deferral of payment of previously earned compensation for an employee-specified term or until retirement or termination. Amounts deferred can be allocated to various hypothetical investment options (compensation deferrals have been frozen under the plan). We hold investments to satisfy the future obligations of the plan. Employees who made deferrals are entitled to receive distributions of their hypothetical account balances (amounts deferred, together with earnings (losses)). Changes in the fair value of these investments are recorded in the Interest income and miscellaneous (income) expense line of the Consolidated Statement of Income. During fiscal 2024 and fiscal 2023, we recorded gains (losses) of $1,060 and $(1,176), respectively, related to these investments. In addition, during fiscal 2024 we sold one of our equity investments which had a value of $3,342.

(3) We estimate the fair value of our debt using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. The fair values of our Senior Public Notes are estimated using quoted market prices for the publicly registered Senior Notes.

(4) Contingent consideration obligations arise from prior business acquisitions. The fair values are based on discounted cash flow analyses reflecting the possible achievement of specified performance measures or events and captures the contractual nature of the contingencies, commercial risk, and the time value of money. Contingent consideration obligations are classified in the Consolidated Balance Sheets as accrued expense (short-term) and other liabilities (long-term), as appropriate based on the contractual payment dates.

(dollars in thousands, except per share amounts and as noted)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Contingent Consideration
Balance at March 31, 2022	$ 10,550
Additions	8,302
Payments	(80)
Reductions and adjustments	(3,100)
Foreign currency translation adjustments	6
Balance at March 31, 2023	$ 15,678
Additions	**1,313**
Payments	**(5,967)**
Foreign currency translation adjustments	**(24)**
Balance at March 31, 2024	**$ 11,000**

Additions of contingent consideration obligations during fiscal year 2024 and 2023 were primarily related to our fiscal year 2024 and 2023 acquisitions. Payments of contingent consideration obligations during fiscal year 2024 were primarily related to payouts from prior period acquisitions. Adjustments are recorded in the Selling, general, and administrative expenses line of the Consolidated Statements of Income. Refer to Note 3 titled, "Business Acquisitions and Divestitures" for more information.

20. RECLASSIFICATIONS OUT OF ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Amounts in Accumulated Other Comprehensive Income (Loss) are presented net of the related tax. Foreign Currency Translation is not adjusted for income taxes. Accumulated other comprehensive income (loss) shown in our Consolidated Statements of Shareholders' Equity and changes in our balances, net of tax, for the years ended March 31, 2024, 2023 and 2022 were as follows:

	Defined Benefit Plans [(1)]			Foreign Currency Translation [(2)]			Total Accumulated Other Comprehensive Income (Loss)		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Beginning Balance	**$ 12**	$ 1,276	$ (5,519)	**$ (320,722)**	$ (211,084)	$ (55,724)	**$ (320,710)**	$ (209,808)	$ (61,243)
Other Comprehensive Income (Loss) before reclassifications	**615**	(799)	11,148	**(7,211)**	(109,638)	(155,360)	**(6,596)**	(110,437)	(144,212)
Amounts reclassified from Accumulated Other Comprehensive Loss	**(1,351)**	(465)	(4,353)	**—**	—	—	**(1,351)**	(465)	(4,353)
Net current-period Other Comprehensive (Loss) Income	**(736)**	(1,264)	6,795	**(7,211)**	(109,638)	(155,360)	**(7,947)**	(110,902)	(148,565)
Ending Balance	**$ (724)**	$ 12	$ 1,276	**$ (327,933)**	$ (320,722)	$ (211,084)	**$ (328,657)**	$ (320,710)	$ (209,808)

(1) The amortization (gain) of defined benefit plan costs is reported in the Interest income and miscellaneous expense (income) line of our Consolidated Statements of Income.

(2) The effective portion of gain or loss on net debt designated as non-derivative net investment hedging instruments is recognized in Accumulated Other Comprehensive Income and is reclassified to income in the same period when a gain or loss related to the net investment is included in income.

(dollars in thousands, except per share amounts and as noted)

21. QUARTERLY RESULTS (UNAUDITED)

As a result of the agreement to divest our Dental segment, Dental is presented as discontinued operations. Historical information has been retrospectively adjusted to reflect these changes for comparability, as required.

Quarters Ended	Full Year	March 31,	December 31,	September 30,	June 30,
Fiscal 2024					
Revenues	**$ 5,138,701**	**$ 1,419,387**	**$ 1,297,724**	**$ 1,238,204**	**$ 1,183,386**
Cost of revenues	**2,920,541**	**836,485**	**737,698**	**691,976**	**654,382**
Gross profit	**2,218,160**	**582,902**	**560,026**	**546,228**	**529,004**
Percentage of Revenues	**43.2 %**	**41.1 %**	**43.2 %**	**44.1 %**	**44.7 %**
Income from continuing operations before income tax expense	**702,810**	**190,575**	**189,602**	**155,852**	**166,781**
Income tax expense	**149,530**	**37,276**	**40,999**	**35,055**	**36,200**
Income from continuing operations	**553,280**	**153,299**	**148,603**	**120,797**	**130,581**
Loss from discontinued operations	**(173,201)**	**(154,301)**	**(7,658)**	**(4,451)**	**(6,791)**
Net income (loss)	**380,079**	**(1,002)**	**140,945**	**116,346**	**123,790**
Net income (loss) attributable to shareholders	**$ 378,239**	**$ (1,377)**	**$ 140,743**	**$ 115,319**	**$ 123,554**
Basic earnings per ordinary share attributable to shareholders					
Continuing Operations	**$ 5.58**	**$ 1.55**	**$ 1.50**	**$ 1.21**	**$ 1.32**
Discontinued Operations	**$ (1.75)**	**$ (1.56)**	**$ (0.08)**	**$ (0.04)**	**$ (0.07)**
Total	**$ 3.83**	**$ (0.01)**	**$ 1.42**	**$ 1.17**	**$ 1.25**
Diluted earnings per ordinary share attributable to shareholders					
Continuing Operations	**$ 5.55**	**$ 1.54**	**$ 1.49**	**$ 1.20**	**$ 1.31**
Discontinued Operations	**$ (1.74)**	**$ (1.55)**	**$ (0.08)**	**$ (0.04)**	**$ (0.07)**
Total	**$ 3.81**	**$ (0.01)**	**$ 1.42**	**$ 1.16**	**$ 1.25**
Fiscal 2023					
Revenues	$ 4,536,266	$ 1,281,252	$ 1,112,431	$ 1,090,939	$ 1,051,644
Cost of revenues	2,555,540	734,850	634,244	608,627	577,819
Gross profit	1,980,726	546,402	478,187	482,312	473,825
Percentage of Revenues	43.7 %	42.6 %	43.0 %	44.2 %	45.1 %
Income from continuing operations before income tax expense	680,266	203,402	171,539	159,325	146,000
Income tax expense	124,069	21,203	40,534	35,417	26,915
Income (loss) from continuing operations	556,197	182,199	131,005	123,908	119,085
Income (loss) from discontinued operations	(450,384)	4,765	(7,680)	(439,139)	(8,330)
Net income (loss)	105,813	186,964	123,325	(315,231)	110,755
Net income (loss) attributable to shareholders	$ 107,030	$ 187,225	$ 123,828	$ (315,285)	$ 111,262
Basic Income Per Ordinary Share Attributable to Shareholders:					
Continuing Operations	$ 5.59	$ 1.84	$ 1.32	$ 1.24	$ 1.19
Discontinued Operations	$ (4.52)	$ 0.05	$ (0.08)	$ (4.39)	$ (0.08)
Total	$ 1.07	$ 1.89	$ 1.24	$ (3.15)	$ 1.11
Diluted Income Per Ordinary Share Attributable to Shareholders:					
Continuing Operations	$ 5.56	$ 1.83	$ 1.31	$ 1.24	$ 1.19
Discontinued Operations	$ (4.49)	$ 0.05	$ (0.08)	$ (4.39)	$ (0.08)
Total	$ 1.07	$ 1.88	$ 1.24	$ (3.15)	$ 1.10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts and as noted)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Costs and Expenses	Charges to Other Accounts	Deductions	Balance at End of Period
(in thousands)					
Year ended March 31, 2024					
Deducted from asset accounts:					
Allowance for credit losses [1]	$ 19,284	$ 11,240	$ (96) [3]	$ (7,444) [4]	$ 22,984
Inventory valuation reserve	35,601	8,204 [2]	88 [3]	—	43,893
Deferred tax asset valuation allowance	20,315	6,765	52 [3]	(758)	26,374
Recorded within liabilities:					
Casualty loss reserves	$ 30,437	$ 7,884	$ (2,389)	$ (5,196)	$ 30,736
Year ended March 31, 2023					
Deducted from asset accounts:					
Allowance for credit losses [1]	$ 19,875	$ 6,991	$ 247 [3]	$ (7,829) [4]	$ 19,284
Inventory valuation reserve	22,617	12,652 [2]	332 [3]	—	35,601
Deferred tax asset valuation allowance	24,691	1,733	(530) [3]	(5,579)	20,315
Recorded within liabilities:					
Casualty loss reserves	$ 26,126	$ 7,829	$ 2,040	$ (5,558)	$ 30,437
Year ended March 31, 2022					
Deducted from asset accounts:					
Allowance for trade accounts receivable [1]	$ 11,355	$ 12,962	$ 665 [3]	$ (5,107) [4]	$ 19,875
Inventory valuation reserve	19,778	2,611 [2]	228 [3]	—	22,617
Deferred tax asset valuation allowance	14,143	2,888	8,906 [3]	(1,246)	24,691
Recorded within liabilities:					
Casualty loss reserves	$ 23,283	$ 7,069	$ 44	$ (4,270)	$ 26,126

[1] Net allowance for credit losses and allowance for sales and returns.
[2] Provision for excess and obsolete inventory, net of inventory written off.
[3] Change in foreign currency exchange rates and acquired reserves.
[4] Uncollectible accounts written off, net of recoveries.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, including the Principal Executive Officer ("PEO") and Principal Financial Officer ("PFO"), has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the PEO and PFO have determined that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROLS

During the quarter ended March 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including the PEO and PFO, we conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2024 based on the framework in 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under this framework, management concluded that the internal control over financial reporting was effective as of March 31, 2024. Our evaluation of internal control over financial reporting did not include the internal controls of the entities that were acquired during fiscal 2024. Total assets of the acquired businesses represented approximately 5.0% of our total assets as of March 31, 2024 (of which 4.6% represent goodwill and intangible assets which were subjected to corporate controls) and approximately 2.0% of our total revenues for the year ended March 31, 2024. Based on this evaluation under this framework, management concluded that the internal control over financial reporting was effective as of March 31, 2024.

The independent registered public accounting firm that audited the financial statements has issued an attestation report on internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
STERIS plc

Opinion on Internal Control Over Financial Reporting

We have audited STERIS plc and subsidiaries' internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, STERIS plc and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the entities that were acquired during the year ended March 31, 2024, which is included in the fiscal 2024 consolidated financial statements of the Company and constituted approximately 5.0% of total assets as of March 31, 2024 and approximately 2.0% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the entities that were acquired during the year ended March 31, 2024.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), cash flows and shareholders' equity for each of the three years in the period ended March 31, 2024, and the related notes and the financial statement schedule listed in the Index at Item 15(a) and our report dated May 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 29, 2024

ITEM 9B. OTHER INFORMATION

During the quarter ended March 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

This Annual Report on Form 10-K incorporates by reference the information appearing under the caption "Nominees for Election as Directors," "Board Meetings and Committees," "Shareholder Nominations of Directors and Nominee Criteria", "Insider Trading Policy - Hedging and Pledging of Company Securities" and "Shareholder Proposals" of our definitive proxy statement to be filed with the SEC in connection with our 2024 Annual Meeting of Shareholders (the "Proxy Statement").

Our executive officers serve for a term of one year from the date of election to the next organizational meeting of the Board of Directors and until their respective successors are elected and qualified, except in the case of death, resignation, or removal. Information concerning our executive officers is contained in Item 1 of Part 1 of this Annual Report under the heading "Information about our Executive Officers", and is incorporated herein by reference. We have adopted a code of ethics, our Code of Business Conduct for Employees, that applies to our CEO and CFO and Principal Accounting Officer as well as all of our other employees. We have also adopted a code of ethics, our Director Code of Ethics, which applies to the members of the Company's Board of Directors, including our CEO. Our Code of Business Conduct for Employees and the Director Code of Ethics can be found on our Investor Relations website at www.steris-ir.com. Any amendments or waivers of either of these codes will be made available on this website.

ITEM 11. EXECUTIVE COMPENSATION

This Annual Report on Form 10-K incorporates by reference the information appearing beginning under the captions "Executive Compensation," "Non-Employee Director Compensation," "Pay for Performance," and "Miscellaneous Matters" of the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This Annual Report on Form 10-K incorporates by reference the information appearing under the captions "Ownership of Voting Securities" of the Proxy Statement.

The table below presents information concerning all equity compensation plans and individual equity compensation arrangements in effect as of our fiscal year ended March 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,869,871	$168.22	2,370,422
Equity compensation plans not approved by security holders	—	—	—
Total	1,869,871	$168.22	2,370,422

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This Annual Report on Form 10-K incorporates by reference the information beginning under the captions "Governance Generally", "Board Meetings and Committees" and "Miscellaneous Matters" of the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This Annual Report on Form 10-K incorporates by reference the information relating to principal accountant fees and services appearing under the caption "Independent Registered Public Accounting Firm" of the Proxy Statement.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

LIST OF CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

(a) (1) The following consolidated financial statements of STERIS plc and subsidiaries are included in Item 8:

Consolidated Balance Sheets – March 31, 2024 and 2023.

Consolidated Statements of Income – Years ended March 31, 2024, 2023, and 2022.

Consolidated Statements of Comprehensive Income – Years ended March 31, 2024, 2023, and 2022.

Consolidated Statements of Cash Flows – Years ended March 31, 2024, 2023, and 2022.

Consolidated Statements of Shareholders' Equity – Years ended March 31, 2024, 2023, and 2022.

Notes to Consolidated Financial Statements.

(a) (2) The following consolidated financial statement schedule of STERIS plc and subsidiaries is included in Item 8:

Schedule II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a) (3) Exhibits

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC and Cantel Medical Corp. (filed as Exhibit 2.1 to STERIS plc Form 8-K filed January 12, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
2.2	Amendment to the Agreement and Plan of Merger, dated March 1, 2021, by and among STERIS plc, Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC and Cantel Medical Corp. (filed as Annex A-2 to Amendment No. 1 to STERIS plc Registration Statement on Form S-4 filed March 30, 2021 (Commission File No. 333-253799) and incorporated herein by reference).
2.3	Purchase Agreement, dated October 2, 2020, by and among KS Holdings LLC, Key Surgical Shareholders LLC, Key Surgical Management LLC, WSHP KS Investment LLC, Key Surgical LLC, STERIS Corporation, STERIS plc and Brian O'Connell and Scot Milchman (filed as Exhibit 2.1 to STERIS plc Form 8-K filed October 6, 2020 (Commission File No. 001-38848) and incorporated herein by reference).
2.4	Amended and Restated Asset Purchase Agreement by and between STERIS Corporation; Becton, Dickinson and Company; and STERIS plc, solely for the purposes set forth in Section 12.21, dated as of August 2, 2023 (filed as Exhibit 2.1 to STERIS plc Form 10-Q for the fiscal quarter ended June 30, 2023 filed August 8, 2023 (Commission File No. 001-38848) and incorporated herein by reference).
3.1	STERIS plc Memorandum of Association (filed as Exhibit 3.1 to STERIS plc Form 10-K for the fiscal year ended March 31, 2019 (Commission File No. 001-38848) and incorporated herein by reference).
4.1	Indenture, dated as of April 1, 2021, among STERIS Irish FinCo Unlimited Company, the guarantors party thereto, and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to STERIS plc Form 8-K filed April 1, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
4.2	First Supplemental Indenture, dated as of April 1, 2021, among STERIS Irish FinCo Unlimited Company, the guarantors party thereto and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to STERIS plc Form 8-K filed April 1, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
4.3	Form of 2.700% Notes due 2031 (filed as Exhibit 4.3 to STERIS plc Form 8-K filed April 1, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
4.4	Form of 3.750% Notes due 2051 (filed as Exhibit 4.4 to STERIS plc Form 8-K filed April 1, 2021 (Commission File No. 001-38848) and incorporated herein by reference).

4.5	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.5 to STERIS plc Form 10-K for the fiscal year ended March 31, 2021 (Commission File No. 001-38848), and incorporated herein by reference).
10.1	STERIS plc 2006 Long-Term Equity Incentive Plan, as Assumed, Amended and Restated Effective March 28, 2019 (filed as Exhibit 10.1 to STERIS plc Form 8-K filed March 28, 2019 (Commission File No. 001-38848) and incorporated herein by reference).*
10.2	Amendment No. 1 to STERIS plc 2006 Long-Term Equity Incentive Plan (as Assumed, Amended and Restated Effective March 28, 2019), effective July 27, 2021 (filed as Exhibit 10.2 to Form 10-Q for the fiscal quarter ended September 30, 2021 (Commission File No. 001-38848) and incorporated herein by reference).*
10.3	STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.13 to Form 10-Q for the fiscal quarter ended December 31, 2012 (Commission File No. 001-14643) and incorporated herein by reference).*
10.4	STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.14 to Form 10-Q for the fiscal quarter ended December 31, 2012 (Commission File No. 001-14643) and incorporated herein by reference).*
10.5	STERIS Corporation Form of Career Restricted Stock Unit Agreement for Nonemployee Directors (filed as Exhibit 10.33 to Form 10-K for the fiscal year ended March 31, 2013 (Commission File No. 001-14643) and incorporated herein by reference).*
10.6	STERIS Corporation Form of Nonqualified Stock Option Agreement for Nonemployee Directors (filed as Exhibit 10.34 to Form 10-K for the fiscal year ended March 31, 2013 (Commission File No. 001-14643) and incorporated herein by reference).*
10.7	Form of STERIS plc Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.2 to STERIS plc Form 10-Q for the fiscal quarter ended December 31, 2015 (Commission File No. 001-37614) and incorporated herein by reference).*
10.8	STERIS plc Form of Nonqualified Stock Option Agreement for Nonemployee Directors (filed as Exhibit 10.20 to STERIS plc Form 10-K for the year ended March 31, 2016 (Commission File No. 001-37614) and incorporated herein by reference).*
10.9	STERIS plc Form of Restricted Stock Agreement for Employees (filed as Exhibit 10.16 to STERIS plc Form 10-K for the fiscal year ended March 31, 2018 (Commission File No. 001-37614) and incorporated herein by reference).*
10.10	Amendment to Nonqualified Stock Option Agreement (filed as Exhibit 10.4 to STERIS plc Form 10-Q for the fiscal quarter ended September 30, 2018 (Commission File No. 001-37614) and incorporated herein by reference).*
10.11	STERIS plc Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.2 to STERIS plc Form 10-Q for the fiscal quarter ended September 30, 2018 (Commission File No. 001-37614) and incorporated herein by reference).*
10.12	Form of STERIS plc Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.3 to STERIS plc Form 10-Q for the fiscal quarter ended September 30, 2019 (Commission File No. 001-38848) and incorporated herein by reference).*
10.13	Form of STERIS plc Career Restricted Stock Unit Agreement for Nonemployee Directors (filed as Exhibit 10.21 to STERIS plc Form 10-K for the year ended March 31, 2016 (Commission File No. 001-37614) and incorporated herein by reference).*
10.14	Form of STERIS plc Restricted Stock Agreement for Employees (filed as Exhibit 10.3 to STERIS plc Form 10-Q for the fiscal quarter ended September 30, 2018 (Commission File No. 001-37614) and incorporated herein by reference).*
10.15	Form of STERIS plc Restricted Stock Agreement for Employees (filed as Exhibit 10.2 to STERIS plc Form 10-Q for the fiscal quarter ended September 30, 2019 (Commission File No. 001-38848) and incorporated herein by reference).*
10.16	Form of STERIS plc Restricted Stock Agreement for Employees (filed as Exhibit 10.16 to STERIS plc Form 10-K for the fiscal year ended March 31, 2023 (Commission File No. 001-38848) and incorporated herein by reference).*
10.17	Form of STERIS plc Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.17 to STERIS plc Form 10-K for the fiscal year ended March 31, 2023 (Commission File No. 001-38848) and incorporated herein by reference).*

10.18	Description of STERIS plc Non-Employee Director Compensation Program (filed as Exhibit 10.1 to STERIS plc Form 10-Q for the fiscal quarter ended September 30, 2023 (Commission File No. 001-38848) and incorporated herein by reference).*
10.19	STERIS Corporation Deferred Compensation Plan Document (As Amended and Restated Effective January 1, 2009) (filed as Exhibit 10.1 to Form 10-Q for the fiscal quarter ended December 31, 2008 (Commission File No. 001-14643) and incorporated herein by reference).*
10.20	Amended and Restated Adoption Agreement related to STERIS Corporation Deferred Compensation Plan, dated December 16, 2008 (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended December 31, 2008 (Commission File No. 001-14643) and incorporated herein by reference).*
10.21	Amendment No. 1 to STERIS Corporation Deferred Compensation Plan Document (As Amended and Restated Effective January 1, 2009), dated November 4, 2011 (filed as Exhibit 10.1 to Form 10-Q for the fiscal quarter ended December 31, 2011 (Commission File No. 001-14643), and incorporated herein by reference).*
10.22	STERIS plc Management Incentive Compensation Plan (As Assumed, Amended and Restated Effective March 28, 2019) (filed as Exhibit 10.2 to STERIS plc Form 8-K filed March 28, 2019 (Commission File No. 001-38848) and incorporated herein by reference).*
10.23	Amendment No. 1 to STERIS plc Management Incentive Compensation Plan (As Assumed, Amended and Restated Effective March 28, 2019), dated March 2, 2020 (filed as Exhibit 10.27 to the Form 10-K filed for fiscal year ended March 31, 2020 (Commission File No. 001-38848) and incorporated herein by reference)*
10.24	Amendment No. 2 to STERIS plc Management Incentive Compensation Plan (As Assumed, Amended and Restated Effective March 28, 2019), dated May 8, 2023 (filed as Exhibit 10.24 to the Form 10-K filed for fiscal year ended March 31, 2023 (Commission File No. 001-38848) and incorporated herein by reference).*
10.25	Form of Make-Whole Payment and Related Payment Conditions Agreement Between Former STERIS Corporation Non-Employee Directors and STERIS Corporation (filed as Exhibit 10.32 to STERIS plc Form 10-K for the year ended March 31, 2016 (Commission File No. 001-37614) and incorporated herein by reference).*
10.26	Form of Make-Whole Payment and Related Repayment Conditions Agreement Between STERIS Corporation Executive Officers and STERIS Corporation (filed as Exhibit 10.33 to STERIS plc Form 10-K for the year ended March 31, 2016 (Commission File No. 001-37614) and incorporated herein by reference).*
10.27	STERIS plc Senior Executive Severance Plan, As Adopted Effective March 28, 2019 (filed as Exhibit 10.3 to STERIS plc 8-K filed March 28, 2019 (Commission File No. 001-38848) and incorporated herein by reference).*
10.28	Form of Indemnification Agreement between STERIS Corporation and each of its directors and certain executive officers (filed as Exhibit 10.3 to Form 10-Q for the fiscal quarter ended June 30, 2022 (Commission File No. 001-14643) and incorporated herein by reference). *
10.29	Form of Deed of Indemnification for STERIS plc directors and executive officers (filed as Exhibit 10.1 to STERIS plc Form 10-Q for the fiscal quarter ended June 30, 2022 (Commission File No. 001-38848) and incorporated herein by reference). *
10.30	Form of Deed of Indemnification for STERIS plc directors and executive officers (filed as Exhibit 10.2 to STERIS plc Form 10-Q for the fiscal quarter ended June 30, 2022)(Commission File No. 001-38848) and incorporated herein by reference).*
10.31	Agreement dated as of April 23, 2008 by and among STERIS Corporation, Richard C. Breeden, Robert H. Fields, and the Breeden Investors identified therein (filed as Exhibit 10.1 to Form 8-K filed April 24, 2008 (Commission File No. 001-14643) and incorporated herein by reference).
10.32	Agreement dated November 4, 2011 between STERIS Corporation and Bank of America, N.A. providing Transfer and Advised Line for Letters of Credit (filed as Exhibit 10.2 to Form 10-Q for the fiscal quarter ended December 31, 2011 (Commission File No. 001-14643) and incorporated herein by reference).
10.33	Delayed Draw Term Loan Agreement, dated as of March 19, 2021, among STERIS plc, STERIS Limited, STERIS Corporation, STERIS Irish FinCo Unlimited Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to Form 8-K filed March 23, 2021 (Commission File No. 001-38848) and incorporated herein by reference).

10.34	Amendment No. 1, dated as of May 3, 2023, to Delayed Draw Term Loan Agreement, dated as of March 19, 2021, among STERIS plc, STERIS Limited, STERIS Corporation, STERIS Irish FinCo Unlimited Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to Form 10-Q for the fiscal quarter ended June 30, 2023 filed August 8, 2023 (Commission File No. 001-38848) and incorporated herein by reference).
10.35	Term Loan Agreement, dated as of March 19, 2021, among STERIS plc, STERIS Limited, STERIS Corporation, STERIS Irish FinCo Unlimited Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.2 to Form 8-K filed March 23, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
10.36	Amendment No. 1, dated as of May 3, 2023, to Term Loan Agreement, dated as of March 19, 2021, among STERIS plc, STERIS Limited, STERIS Corporation, STERIS Irish FinCo Unlimited Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.2 to Form 10-Q for the fiscal quarter ended June 30, 2023 filed August 8, 2023 (Commission File No. 001-38848) and incorporated herein by reference).
10.37	Credit Agreement, dated as of March 19, 2021, among STERIS plc, STERIS Limited, STERIS Corporation, STERIS Irish FinCo Unlimited Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.3 to Form 8-K filed March 23, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
10.38	Amendment No. 1, dated as of January 1, 2022, to Credit Agreement, dated as of March 19, 2021, among STERIS plc, STERIS Limited, STERIS Corporation, STERIS Irish FinCo Unlimited Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.40 to Form 10-K filed May 31, 2022 (Commission File No. 001-38848) and incorporated herein by reference).
10.39	Amendment No. 2, dated as of May 3, 2023, to Credit Agreement, dated as of March 19, 2021, among STERIS plc, STERIS Limited, STERIS Corporation, STERIS Irish FinCo Unlimited Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.3 to Form 10-Q for the fiscal quarter ended June 30, 2023 filed August 8, 2023 (Commission File No. 001-38848) and incorporated herein by reference).
10.40	First Amendment dated as of March 19, 2021 to Amended and Restated Note Purchase Agreement, dated as of March 5, 2019, among STERIS Corporation and each of the institutions signatory thereto (filed as Exhibit 10.4 to Form 8-K filed March 23, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
10.41	First Amendment dated as of March 19, 2021 to Amended and Restated Note Purchase Agreement, dated as of March 5, 2019, among STERIS Corporation and each of the institutions signatory thereto (filed as Exhibit 10.5 to Form 8-K filed March 23, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
10.42	First Amendment dated as of March 19, 2021 to Amended and Restated Note Purchase Agreement, dated as of March 5, 2019, among STERIS Limited and each of the institutions signatory thereto (filed as Exhibit 10.6 to Form 8-K filed March 23, 2021 (Commission File No. 001-38848) and incorporated herein by reference).
19.1	STERIS plc Insider Trading Policy
21.1	Subsidiaries of STERIS plc.
22.1	List of Guarantor Subsidiaries with respect to the 2.700% Notes due 2031 and 3.750% Notes due 2051 issued by STERIS Irish FinCo Unlimited Company (filed as Exhibit 22.1 to Form 10-K for the fiscal year ended March 31, 2021 (Commission File No. 001-38848), and incorporated by reference).
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney
31.1	Certification of the Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of the Principal Executive Officer and the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	STERIS plc Policy relating to recovery of erroneously awarded compensation.
101.SCH	Inline Schema Document.
101.CAL	Inline Calculation Linkbase Document.
101.DEF	Inline Definition Linkbase Document.
101.LAB	Inline Labels Linkbase Document.
101.PRE	Inline Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101).
*	A management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.

ITEM 16.   FORM 10-K SUMMARY

Not Applicable.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

STERIS plc
(Registrant)

Date: May 29, 2024

By: /S/   KAREN L. BURTON

Karen L. Burton

Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/S/ DANIEL A. CARESTIO Daniel A. Carestio	President, Chief Executive Officer and Director (Principal Executive Officer)	May 29, 2024
/S/ MICHAEL J. TOKICH Michael J. Tokich	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 29, 2024
/S/ KAREN L. BURTON Karen L. Burton	Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 29, 2024
* Mohsen M. Sohi	Chairman and Director	May 29, 2024
* Esther M. Alegria	Director	May 29, 2024
* Richard C. Breeden	Director	May 29, 2024
* Daniel A. Carestio	Director	May 29, 2024
* Cynthia L. Feldmann	Director	May 29, 2024
* Christopher S. Holland	Director	May 29, 2024
* Jacqueline B. Kosecoff	Director	May 29, 2024
* Paul E. Martin	Director	May 29, 2024
* Nirav R. Shah	Director	May 29, 2024
* Richard M. Steeves	Director	May 29, 2024

*   The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named directors of the Registrant and filed with the Securities and Exchange Commission on behalf of such directors.

Date: May 29, 2024

By: /S/   J. ADAM ZANGERLE

J. Adam Zangerle,
Attorney-in-Fact for Directors

This Page is Not Part of STERIS plc's Form 10-K Filing

(In thousands, except per share data)

Non-GAAP Financial Measures. Non-GAAP financial measures are presented with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented.

Management and the Board of Directors believe that the presentation of these non-GAAP financial measures, when considered along with our U.S. GAAP financial measures and the reconciliation to the corresponding U.S. GAAP financial measures, provides the reader with a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. It is important for the reader to note that the non-GAAP financial measure used may be calculated differently from, and therefore may not be comparable to, a similarly titled measure used by other companies.

	Twelve months ended March 31, (unaudited)							
	As reported, U.S. GAAP		**Impact of Acquisitions**	**Impact of Divestitures**	**Impact of Foreign Currency Movements**	**U.S. GAAP Growth**	**Organic Growth**	**Constant Currency Organic Growth**
	2024	2023	2024	2023	2024	2024	2024	2024
Segment revenues:								
Healthcare	**$ 3,613,019**	$ 3,085,131	$ 119,285	$ —	$ 13,584	17.1 %	13.2 %	12.8 %
Applied Sterilization Technologies	**953,980**	914,431	—	—	10,449	4.3 %	4.3 %	3.2 %
Life Sciences	**571,702**	536,704	—	—	3,621	6.5 %	6.5 %	5.8 %
Total	**$ 5,138,701**	$ 4,536,266	$ 119,285	$ —	$ 27,654	13.3 %	10.7 %	10.0 %

To measure the percentage organic revenue growth, the Company removes the impact of acquisitions and divestitures that affect the comparability and trends in revenue. To measure the percentage constant currency organic revenue growth, the impact of changes in currency exchange rates and acquisitions and divestitures that affect the comparability and trends in revenue are removed. The impact of changes in currency exchange rates is calculated by translating current year results at prior year average currency exchange rates.

	Twelve months ended March 31, (unaudited)					
	Income from Operations		**Income from continuing operations, net of income tax**		**Diluted EPS from continuing operations**	
	2024	2023	2024	2023	2024	2023
GAAP	**$ 836,118**	$ 791,101	**$ 553,280**	$ 556,197	**$ 5.55**	$ 5.56
Adjustments:						
Amortization of acquired intangible assets	**266,420**	256,355				
Acquisition and integration related charges	**25,526**	23,486				
Redomiciliation and tax restructuring costs	**620**	661				
Gain on fair value adjustment of acquisition related contingent consideration	—	(3,100)				
Net loss (gain) on divestiture of businesses	**873**	(67)				
Amortization of inventory and property "step up" to fair value	**10,032**	11,370				
Restructuring charges	**44,365**	485				
Net impact of adjustments after tax*			**263,429**	198,894		
Net EPS impact					**2.65**	1.98
Adjusted	**$1,183,954**	$1,080,291	**$ 816,709**	$ 755,091	**$ 8.20**	$ 7.54

* The tax expense includes both the current and deferred income tax impact of the adjustments.

This Page is Not Part of STERIS plc's Form 10-K Filing

The following table presents a financial measure which is considered to be "non-GAAP financial measures" under Securities Exchange Commission rules. Free cash flow is defined by the Company as cash flows from operating activities less purchases of property, plant, equipment and intangibles (capital expenditures) plus proceeds from the sale of property, plant, equipment and intangibles. The Company uses free cash flow as a measure to gauge its ability to pay cash dividends, fund growth outside of core operations, fund future debt principal repayments, and repurchase shares.

	Twelve Months Ended March 31,	
	2024	2023
	(Unaudited)	Unaudited)
Calculation of Free Cash Flow:		
Cash flows from operating activities	**$ 973,274**	$ 756,947
Purchases of property, plant, equipment, and intangibles, net	**(360,326)**	(361,969)
Proceeds from the sale of property, plant, equipment, and intangibles	**7,381**	14,587
Free Cash Flow	**$ 620,329**	$ 409,565

Performance Graph. The following graph shows the cumulative performance for our ordinary shares over the last five years as of March 31 of each year compared with the performance of the Standard & Poor's 500 Index and the Dow Jones U.S. Medical Supplies Index as of the same date. The graph assumes $100 invested as of March 31, 2019 in our ordinary shares and in each of the named indices. The past performance shown in this graph does not necessarily guarantee future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
$250
$200
$150
$100
$50
$0
03/19
03/20
03/21
03/22
03/23
03/24
STERIS plc
S&P 500 Index
Dow Jones US Medical Supplies Index

*$100 invested on 3/31/19 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

	3/19	3/20	3/21	3/22	3/23	3/24
STERIS plc	100.00	110.38	151.64	193.98	154.93	183.79
S&P 500 Index	100.00	93.02	145.44	168.20	155.20	201.57
Dow Jones US Medical Supplies Index	100.00	91.47	152.85	168.16	161.82	193.57

Corporate Information

BOARD OF DIRECTORS

Dr. Mohsen M. Sohi [4]
Chairman of the Board,
STERIS plc
Chief Executive Officer,
Freudenberg SE

Dr. Esther M. Alegria [3,4]
Founder and Chief Innovation Officer,
APIE Therapeutics, Inc

Richard C. Breeden [2,4]
Chairman and Chief Executive Officer,
Breeden Capital Management LLC;
Chairman, Richard C. Breeden & Co., LLC

Daniel A. Carestio [3]
President and Chief Executive Officer,
STERIS plc

Cynthia L. Feldmann [2,4]
Former President and Founder,
Jetty Lane Associates

Christopher S. Holland [1,2]
Former Chief Financial Officer,
C.R. Bard

Dr. Jacqueline B. Kosecoff [1,3]
Managing Partner,
Moriah Partners, LLC

Paul E. Martin [1,2]
Former Senior Vice President and
Chief Information Officer,
Baxter International Inc.

Dr. Nirav R. Shah [1,3]
Senior Scholar, Stanford University

Dr. Richard Steeves [2,3]
Former Chief Executive Officer
and Director of Synergy Health plc

[1] Compensation and Organization Development
Committee Member

[2] Audit Committee Member

[3] Compliance and Technology Committee Member

[4] Nominating and Governance Committee Member

EXECUTIVE OFFICERS

Daniel A. Carestio
President and Chief Executive Officer

Karen L. Burton
Vice President and
Chief Accounting Officer

Mary Clare Fraser
Senior Vice President and
Chief Human Resources Officer

Kenneth E. Kohler
Senior Vice President and
General Manager, AST

Julia K. Madsen
Senior Vice President,
Life Sciences

Cary L. Majors
Senior Vice President and President,
Healthcare

Renato G. Tamaro
Vice President and Corporate Treasurer

Michael J. Tokich
Senior Vice President and
Chief Financial Officer

Andrew Xilas
Senior Vice President and General Manager,
Dental

J. Adam Zangerle
Senior Vice President, General Counsel and
Company Secretary

REGISTERED OFFICE

STERIS plc
70 Sir John Rogerson's Quay
Dublin 2
Ireland

ANNUAL REPORT

Included in this Annual Report is a copy of
STERIS's Form 10-K filed with the Securities
and Exchange Commission for the year ended
March 31, 2024. Additional copies of the
Company's Form 10-K and other information are
available at www.steris-ir.com or upon written
request to:

Julie Winter
Vice President, Investor Relations
STERIS
5960 Heisley Road
Mentor, OH 44060-1834 USA

TRANSFER AGENT AND REGISTRAR

Computershare
C/O: Shareholder Services
PO Box 43078
Providence, RI 02940-3078
Toll free: 866-395-6420
Toll: +1-781-575-2662
www.computershare.com/investor

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

STOCK EXCHANGE LISTING

STERIS is listed on the New York Stock Exchange
under the symbol STE.

ANNUAL MEETING OF
SHAREHOLDERS

The Company's 2024 annual meeting will be held
Thursday, August 1, 2024.

Portions of this Annual Report, other than the Form 10-K,
have not been filed with the SEC.

Product and service descriptions and financial information
herein are for illustration purposes only and do not modify
or alter product warranties, labeling, instructions, or other
technical literature, or the financial information contained
in the Form 10-K.